      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                            ------------------------

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                       UNIQUE CASUAL RESTAURANTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     04-3370491
          --------------------------                         ----------------
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

             ONE CORPORATE PLACE
              55 FERNCROFT ROAD
            DANVERS, MASSACHUSETTS                                01923
      ----------------------------------                        ----------
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)

                                (508) 774-9115
                                --------------
             (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                     NONE

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


        TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
        -------------------                      ------------------------------
COMMON STOCK, PAR VALUE $.01 PER SHARE             THE NASDAQ NATIONAL MARKET


 ==============================================================================

                        UNIQUE CASUAL RESTAURANTS, INC.

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM 1.  BUSINESS.

     The information required by this item is set forth under the captions "Summary," "Risk Factors," "The Reorganization," "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company," and "Business" and in the Notes to the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

ITEM 2.  FINANCIAL INFORMATION.

     The information required by this item is set forth under the captions "Summary," "Summary Historical Combined Financial Data," "Pro Forma Capitalization," "Unaudited Pro Forma Combined Balance Sheet," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company" and the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

ITEM 3.  PROPERTIES.

     The information required by this item is set forth under the caption "Business -- Properties" in the Information Statement, and is hereby incorporated by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information required by this item is set forth under the captions "Summary," "The Reorganization" and "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement, and is hereby incorporated by reference.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The information required by this item is set forth under the captions "Summary" and "Management" in the Information Statement, and is hereby incorporated by reference.

ITEM 6.  EXECUTIVE COMPENSATION.

     The information required by this item is set forth under the caption "Management -- Executive Compensation" in the Information Statement, and is hereby incorporated by reference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by this item is set forth under the captions "Summary," "The Offer, the Merger and Certain Related Transactions," "Other Agreements," and "Certain Relationships and Related Transactions," and "Management" in the Information Statement, and is hereby incorporated by reference.

ITEM 8.  LEGAL PROCEEDINGS.

     The information required by this item is set forth under the caption "Business -- Legal Proceedings" in the Information Statement, and is hereby incorporated by reference.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The information required by this item is set forth under the captions "Summary," "Risk Factors," "The Reorganization," and "Dividend Policy" in the Information Statement, and is hereby incorporated by reference.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 27, 1997, the Registrant issued and sold to DAKA International, Inc. ("DAKA International") 1,000 shares of its common stock, par value $.01 per share (the "UCRI Common Stock"), for an aggregate consideration of $100 in connection with the formation of Registrant. Such issuance did not involve an underwriter, and no discount or commission was paid in connection therewith. The Registrant relied on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

     Prior to the Distribution (as defined in the Information Statement), the Registrant will issue a number of shares of UCRI Common Stock to DAKA International in consideration for the Contribution (as defined in the Information Statement) of certain assets to the Registrant in connection with such Distribution. The number of shares of UCRI Common Stock issued to DAKA International shall be equal to the number of shares necessary in order to enable DAKA International to effect the Distribution. The Distribution of shares of UCRI Common Stock by DAKA International to holders of its common stock will be effected as a dividend, without consideration.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The information required by this item is set forth under the caption "Description of Capital Stock" in the Information Statement, and is hereby incorporated by reference.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The information required by this item is set forth under the caption "Liability and Indemnification of Directors and Officers" in the Information Statement, and is hereby incorporated by reference.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The information required by this item is set forth under the captions "Summary," "Summary Historical Combined Financial Data," "Pro Forma Capitalization," "Unaudited Pro Forma Combined Balance Sheet," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company" and the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS IN ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements

                                                                                        PAGE
                                                                                        ----
Index to Combined Financial Statements................................................  F-1

Report of Independent Auditors........................................................  F-2

Report of Independent Public Accountants..............................................  F-3

Combined Financial Statements:

  Balance Sheets as of June 29, 1996, July 1, 1995 and March 29, 1997 (Unaudited).....  F-4

  Statements of Operations for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited) and
     March 30, 1996 (Unaudited).......................................................  F-5

  Statements of Cash Flows for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited) and
     March 30, 1996 (Unaudited).......................................................  F-6

  Statements of Group Equity for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited)........  F-7

  Notes to Combined Financial Statements..............................................  F-8

     (b)Exhibits

EXHIBIT
NUMBER                                        DESCRIPTION                                   PAGE
------       -----------------------------------------------------------------------------  ----
  2.1     -- Agreement and Plan of Merger, dated as of May 27, 1997, by and among Compass
             Interim, Inc. ("Compass Interim"), Compass Holdings, Inc. ("Purchaser"),
             Compass Group PLC ("Parent") and DAKA International, Inc. ("DAKA
             International")..............................................................
  2.2     -- Reorganization Agreement dated as of May 27, 1997, by and among DAKA
             International, Daka, Inc. ("Daka"), the Registrant, Parent and Compass
             Holdings.....................................................................
  3.1     -- Certificate of Incorporation of the Registrant...............................
  3.2     -- By-laws of the Registrant....................................................
  3.3     -- Form of Amended and Restated Certificate of Incorporation of the
             Registrant...................................................................
  3.4     -- Form of Amended and Restated By-laws of the Registrant.......................
  4.1     -- Specimen Stock Certificate for shares of the UCRI Common Stock...............
 10.1     -- Tax Allocation Agreement dated as of May 27, 1997, by and among DAKA
             International, Daka, the Registrant, Champps Entertainment, Inc. ("Champps"),
             Fuddruckers, Inc. ("Fuddruckers"), Purchaser and Parent......................
 10.2     -- Post-Closing Covenants Agreement, dated as of May 27, 1997, by and among DAKA
             International, Daka, the Registrant, Champps, Fuddruckers, Purchaser and
             Parent.......................................................................
 10.3     -- Stock Purchase Agreement, dated as of May 26, 1997, between DAKA
             International, Parent, Compass Interim, First Chicago Equity Corporation,
             Cross Creek Partners I and the other holders of Series A Preferred Stock of
             DAKA International...........................................................
 10.4     -- Form of the Registrant's 1997 Stock Option and Incentive Plan................
 10.5     -- Form of the Registrant's 1997 Stock Purchase Plan............................
 10.6     -- Form of Indemnification Agreement, by and between the Registrant and directors and officers of DAKA International.................................
 20.1     -- Form of Letter to Stockholders of DAKA International.........................
 21.1     -- List of Subsidiaries of the Registrant.......................................
 23.1     -- Consent of Deloitte & Touche LLP.............................................
 23.2     -- Consent of Arthur Andersen LLP...............................................
 27.1     -- Financial Data Schedule......................................................

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          UNIQUE CASUAL RESTAURANTS, INC.

                                          By: /s/ WILLIAM H. BAUMHAUER
                                             -----------------------------------
                                            Name: William H. Baumhauer
                                            Title: Chairman, Chief Executive
                                                   Officer and President


Date: June 3, 1997

       INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT

                             INFORMATION STATEMENT

                        UNIQUE CASUAL RESTAURANTS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

    This Information Statement is being furnished in connection with the distribution (the "Distribution") by DAKA International, Inc. ("DAKA International") to holders of record as of June 24, 1997 or such later date that is the earliest reasonably practicable date after Purchaser (as defined below) notifies DAKA International of the Offer Closing Time (as defined below) (the "Distribution Record Date") of shares of common stock (the "DAKA Common Stock") of DAKA International, par value $.01 per share (the "DAKA Shares") and the holders of record as of the Distribution Record Date of shares of Series A Preferred Stock of DAKA International, par value .01 per share (the "Series A Preferred Stock"), of one share of common stock (the "UCRI Common Stock"), par value $.01 per share (the "UCRI Shares"), of Unique Casual Restaurants, Inc. (the "Company"), a Delaware corporation and wholly owned subsidiary of DAKA International, for each DAKA Share, and 22.222 UCRI Shares for each share of Series A Preferred Stock, owned on the Distribution Record Date.

    DAKA International entered into an Agreement and Plan of Merger dated as of May 27, 1997 (the "Merger Agreement") with Compass Group PLC, a public limited company incorporated in England and Wales ("Parent"), Compass Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Compass Interim, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Compass Interim"), pursuant to which Purchaser agreed, upon the satisfaction of certain conditions, to commence a tender offer (the "Offer") for all of the outstanding DAKA Shares. Immediately prior to the consummation of the Offer (the "Offer Closing Time"), pursuant to a plan of contribution and distribution as described in the Reorganization Agreement (the "Reorganization Agreement"), dated as of May 27, 1997, by and among DAKA International, Daka, Inc., a Massachusetts corporation and a wholly owned subsidiary of DAKA International ("Daka"), the Company and Parent, DAKA International intends to undertake a series of transactions to transfer all of the restaurant operations and franchising businesses of DAKA International and its subsidiaries, including the Fuddruckers and Champps restaurant chains and certain other assets and liabilities of DAKA International and Daka (the "Restaurant Business") to the Company (the "Contribution") and, thereafter, to effect the Distribution. After giving effect to the foregoing transactions, the assets of DAKA International will consist only of the food catering, contract catering and vending businesses of DAKA International as conducted primarily by Daka, excluding accounts receivable and accounts payable (the "Foodservice Business").

    Following consummation of the Offer, and subject to certain conditions (including stockholder approval, if required by applicable law), Compass Interim will merge with and into DAKA International (the "Merger") and DAKA International will become a wholly owned subsidiary of Purchaser. The Company contemplates that the date on which DAKA International will effect the Distribution will be on or about the same date on which DAKA Shares are accepted for purchase and paid for by Purchaser pursuant to the Offer. At the effective time of the Merger (the "Merger Effective Time") each DAKA Share then outstanding (other than DAKA Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent and DAKA Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $7.50 in cash or any higher price per DAKA Share paid in the Offer.

    The Distribution is conditioned upon, among other things, the satisfaction or waiver of all of the conditions to the Offer other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn DAKA Shares which, when added to the shares then beneficially owned by Parent and its affiliates, constitute at least two-thirds of the sum of the total number of DAKA Shares then outstanding plus the number of DAKA Shares then issuable upon conversion of the Series A Preferred Stock and represent at least two-thirds of the voting power of all shares of capital stock of DAKA International that would be entitled to vote on the Merger. In order to receive UCRI Shares in the Distribution, record holders of DAKA Shares and shares of Series A Preferred Stock must either tender such shares pursuant to the Offer (and not subsequently withdraw and sell or otherwise transfer such shares) or otherwise remain the record holder of such shares on the Distribution Record Date. In addition, holders of options to purchase DAKA Shares ("DAKA Stock Options") who exercise options on or prior to the Distribution Record Date will be entitled to receive UCRI Shares in the Distribution, in addition to the DAKA Shares issuable upon such exercise. If the conditions to the Offer other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement are not satisfied or waived in accordance with the Merger Agreement, DAKA International does not presently intend to effect the Distribution.

    No consideration will be paid by DAKA International's stockholders for the UCRI Shares. As a result of the Distribution, the Company will cease to be a subsidiary of DAKA International and will operate as an independent, publicly-held company. There is no current public trading market for the UCRI Shares, although it is expected that a "when-issued" trading market will develop on or about the Distribution Record Date. The Company has applied for listing of the UCRI Common Stock on the Nasdaq National Market ("Nasdaq") under the symbol "UCRI."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY RECIPIENTS OF UCRI SHARES.

    A copy of this Information Statement may be obtained without charge by writing to Unique Casual Restaurants, Inc., One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923, Attention: General Counsel.
                            ------------------------
NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
                            ------------------------
            The date of this Information Statement is June 3, 1997.

                             ADDITIONAL INFORMATION

     Upon completion of the Distribution, the Company will be, and until the effective date of the Merger, DAKA International is expected to be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith reports, proxy statements and other information have been or will be filed with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company or DAKA International with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, 13th Floor, New York, New York 10048. The Commission also maintains a web site (http://www.sec.gov) containing reports, proxy statements and other information regarding registrants that file such material electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Application has been made for listing of the Common Stock on Nasdaq. When listed, certain reports, proxy statements and certain other information filed by the Company can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form 10 with the Commission under the Exchange Act with respect to the UCRI Shares being received by DAKA International stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at prescribed rates at the public reference facilities of the Commission described above and are also publicly available through the Commission's web site (http://www.sec.gov).

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF DAKA INTERNATIONAL OR THE COMPANY SINCE THE DATE HEREOF.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

SUMMARY..................................................................    1
SUMMARY HISTORICAL COMBINED FINANCIAL DATA...............................    4
RISK FACTORS.............................................................    5
THE OFFER, THE MERGER AND CERTAIN RELATED TRANSACTIONS...................   10
THE REORGANIZATION.......................................................   19
OTHER AGREEMENTS.........................................................   23
MARKET FOR SHARES........................................................   29
DIVIDEND POLICY..........................................................   29
FEDERAL INCOME TAX CONSIDERATIONS........................................   30
PRO FORMA CAPITALIZATION.................................................   32
UNAUDITED PRO FORMA COMBINED BALANCE SHEET...............................   33
SELECTED HISTORICAL COMBINED FINANCIAL DATA..............................   36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS..................................................   37
BUSINESS.................................................................   47
MANAGEMENT...............................................................   60
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................   71
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........   72
DESCRIPTION OF THE COMPANY'S CAPITAL STOCK...............................   73
HART-SCOTT-RODINO FILING REQUIREMENT.....................................   76
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS..................   76
INDEPENDENT AUDITORS.....................................................   77
INDEX TO COMBINED FINANCIAL STATEMENTS...................................  F-1

--------------------------------------------------------------------------------
                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified by, the more detailed information set forth in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, (i) references in this Information Statement to DAKA International and the Company shall include DAKA International's and the Company's respective subsidiaries after the Distribution and (ii) references in this Information Statement to the Company prior to the Distribution Date shall refer to the Restaurant Business as operated by DAKA International.

     This Information Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in such forward-looking statements. Certain factors, among others, which may cause such a difference are set forth below under the heading "Risk Factors" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE COMPANY

     The Company is a Delaware corporation, which, following the Contribution, will own all of the assets (the "Transferred Assets") previously used by DAKA International and its subsidiaries to operate the Restaurant Business as well as the trade accounts receivable, subject to the trade accounts payable and certain other obligations of Daka. The Company will be a diversified restaurant company serving primarily the casual dining market and conducting most of its operations through its wholly owned subsidiaries, Fuddruckers, Inc., a Texas corporation, ("Fuddruckers") and Champps Entertainment, Inc., a Minnesota corporation, ("Champps"). Fuddruckers owns, operates and franchises "Fuddruckers" restaurants, which specialize in moderately priced, casual dining for families and adults. Champps owns, licenses and franchises "Champps Americana" restaurants, which specialize in providing an entertaining, energetic and casual theme dining experience to a broad customer base. Following the Distribution, the Company will own other restaurant business assets formerly owned directly or indirectly by DAKA International, including equity interests in La Salsa Holding Co. ("La Salsa Holding"), French Quarter Coffee Co. ("French Quarter"), and The Great Bagel and Coffee Company ("Great Bagel and Coffee"). La Salsa is the franchisor and operator of "La Salsa" Mexican restaurants. Great Bagel and Coffee owns, operates and franchises its concept, featuring a full line of fresh-baked bagels and distinctive cream cheeses, gourmet coffees and sandwiches in a cafe setting.

     The Company's principal executive offices are located at One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923, and its telephone number is (508) 774-9115.

THE REORGANIZATION, THE OFFER, THE MERGER AND CERTAIN RELATED TRANSACTIONS

  The Offer

     Pursuant to the Merger Agreement, Purchaser agreed to commence, and on May 29, 1997 did commence, the Offer, pursuant to which Purchaser offered to purchase all outstanding DAKA Shares at $7.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn DAKA Shares which, when added to the shares then beneficially owned by Parent and its affiliates, constitute at least two-thirds of the sum of the total number of DAKA Shares then outstanding plus the number of shares then issuable upon conversion of the Series A Preferred Stock and represent at least two-thirds of the voting power of all shares of capital stock of DAKA International that would be entitled to vote on the Merger. Conditioned upon consummation of the Offer, Purchaser also agreed to purchase all outstanding shares of Series A Preferred Stock at a price equal to $7.50 in cash multiplied by the number of DAKA Shares issuable upon conversion of the Series A Preferred Stock. It is expected that the Distribution will be made immediately prior to the time at which the DAKA Shares are accepted and paid for by Purchaser pursuant to the Offer.

--------------------------------------------------------------------------------

  The Contribution and Distribution

     Pursuant to the provisions of the Reorganization Agreement, immediately prior to the consummation of the Offer, DAKA International intends to transfer all of the Transferred Assets to the Company. DAKA International will declare a dividend (conditioned upon consummation of the Offer) of one UCRI Share for each DAKA Share of record as of the Distribution Record Date. After giving effect to the foregoing transactions, the assets of DAKA International will consist only of the Foodservice Business and the accounts receivable of Daka. The Distribution is conditioned upon the satisfaction or waiver of a number of conditions, including, without limitation, the satisfaction or waiver of the conditions to the consummation of the Offer other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement. See "The Reorganization." As a result, in the Offer and Distribution taken together, each stockholder of DAKA International who tenders DAKA Shares pursuant to the Offer will receive $7.50 in cash from Purchaser and one UCRI Share from DAKA International for each DAKA Share tendered.

  The Merger

     The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of the other conditions to the Merger, Compass Interim will be merged with and into DAKA International, with DAKA International being the surviving corporation (the "Surviving Corporation"). At the Merger Effective Time each DAKA Share then outstanding (other than DAKA Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent and DAKA Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $7.50 in cash or any higher price per DAKA Share paid in the Offer. See "The Offer, the Merger and Certain Related Transactions -- The Merger."

  Conditions

     Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn DAKA Shares which, when added to the shares then beneficially owned by Parent and its affiliates, constitute at least two-thirds of the sum of the total number of DAKA Shares then outstanding plus the number of shares then issuable upon conversion of the Series A Preferred Stock and represent at least two-thirds of the voting power of all shares of capital stock of DAKA International that would be entitled to vote on the Merger, (ii) the Distribution Record Date having been set, and (iii) the satisfaction or waiver of the conditions to the Distribution.

     The Distribution is conditioned upon, among other things, (i) the satisfaction or waiver of all of the conditions to the Offer other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement, (ii) the Distribution Record Date having been set by the Board of Directors of DAKA International (the "DAKA International Board"), and (iii) notification to DAKA International by Purchaser that it is prepared to immediately consummate the Offer. Accordingly, it is expected that the Distribution will be effected on or about the same time as the consummation of the Offer.

     The Merger is conditioned upon, among other things, the Distribution and consummation of the Offer. If the conditions to the Offer, other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement, are not satisfied or waived in accordance with the Merger Agreement, DAKA International does not presently intend to effect the Distribution.

                             TERMS OF DISTRIBUTION

     Capitalized terms used in this Terms of Distribution and not otherwise defined herein, shall have the meanings ascribed thereto in the Information Statement.

Distributed Company........  Unique Casual Restaurants, Inc., a Delaware
                             corporation.

UCRI Shares
  Being Distributed........  Approximately 11,148,300 million UCRI Shares, subject to increase or decrease upon the exercise or cancellation of outstanding DAKA Stock Options prior to the Distribution Record Date and excluding 264,701 UCRI Shares to be distributed to holders of Series A Preferred Stock pursuant to the terms of such preferred stock. See "The
                             Reorganization -- Treatment of DAKA Stock Options."

Conditions to the
Distribution...............  The Distribution is subject to a number of conditions, including, among other things, the satisfaction or waiver of all of the conditions to the Offer other than the condition that the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement, and it is expected to be effected on or about the same date on which DAKA Shares are accepted for purchase and paid for by Purchaser pursuant to the Offer. See "The
                             Reorganization -- The Distribution -- Conditions to the Distribution."

Distribution Record Date...  To be determined by the DAKA International Board;
                             currently anticipated to be on or about June 24, 1997.

Distribution of UCRI
Shares.....................  One UCRI Share is proposed to be distributed in respect of each DAKA Share outstanding on the Distribution Record Date. Holders of DAKA Stock Options who exercise options on or prior to the Distribution Record Date will be entitled to receive UCRI Shares in the Distribution in addition to the DAKA Shares issuable upon such exercise. See "The Reorganization -- Treatment of DAKA Stock Options."

Series A Preferred Stock...  Pursuant to the Certificate of Designation, holders of Series A Preferred Stock have the right to receive dividends declared on the DAKA Common Stock and, accordingly, will receive UCRI Shares pursuant to the Distribution. See "Other
                             Agreements -- Series A Preferred Stock."

Tax Consequences...........  The Distribution will be a taxable transaction to
                             DAKA International stockholders for federal income tax purposes, and may also be a taxable transaction for state, local and other tax purposes. See "Federal Income Tax Considerations."

Trading Market -- The UCRI
  Common Stock.............  The Company has applied for listing of the UCRI
                             Common Stock on the Nasdaq National Market. A "when issued" trading market for the UCRI Shares on Nasdaq is expected to develop on or about the Distribution Record Date. See "Market for Shares."

Distribution Date..........  The Company contemplates that the date on which the
                             Distribution will be effected (the "Distribution Date") will be on or about the same date on which DAKA Shares are accepted for purchase and paid for by Purchaser pursuant to the Offer. Actual delivery of stock certificates will be made as soon as practicable following the Distribution Date. See "The Reorganization -- The Distribution."

  Hart-Scott-Rodino Filing Requirement

     Any person receiving UCRI Shares pursuant to the Distribution and meeting certain criteria may be required to file a Premerger Notification and Report pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and observe the applicable waiting periods under the HSR Act. If such waiting periods have not expired or been terminated at the Distribution Date with respect to such recipient, the Company may be required to deliver such recipients's UCRI Shares into an escrow facility pending the expiration or termination of such waiting period. See "Hart-Scott-Rodino Filing Requirement."

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents summarized combined historical statements of operations and balance sheet data of the Company. The balance sheet data presented below as of June 29, 1996 and July 1, 1995 and the statements of operations data presented below for each of the fiscal years in the three-year period ended June 29, 1996 are derived from the Company's audited combined financial statements included herein. The balance sheet data as of July 3, 1994, June 26, 1993, June 27, 1992, March 29, 1997 and March 30, 1996 and the
statements of operations data for the two years ended June 26, 1993 and for the nine months ended March 29, 1997 and March 30, 1996, respectively, were derived from the Company's accounting records, which, in the opinion of the Company's management, have been prepared on the same basis as the Company's audited historical combined financial statements and include all adjustments (consisting only of normal recurring adjustments and accruals) necessary for a fair presentation thereof.

     The operating results for the nine months ended March 29, 1997 are not necessarily indicative of the results that may be expected for the entire year. The summarized historical combined financial data should be read in conjunction with the combined financial statements and related notes thereto for the Company and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this Information Statement.

                                                                                                       AS OF AND FOR THE
                                                      AS OF AND FOR THE FISCAL YEAR ENDED              NINE MONTHS ENDED
                                              ----------------------------------------------------   ---------------------
                                              JUNE 29,   JULY 1,    JULY 3,    JUNE 26,   JUNE 27,   MARCH 29,   MARCH 30,
                                                1996       1995       1994       1993       1992       1997        1996
                                              --------   --------   --------   --------   --------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Total revenues..............................  $183,755   $137,730   $100,677   $ 83,723   $56,309    $152,360    $135,043
Income (loss) from continuing operations
  before income taxes and minority
  interests.................................   (6,931)     4,697       3,980        (38)     (398)    (12,333)     (4,148)
Income (loss) from continuing operations....   (5,670)     1,798       1,300        361        (1)     (8,548)     (3,828)
Net income (loss)...........................   (5,670)     1,798       1,300        361        (1)     (8,548)     (3,828)
Pro forma loss per share....................    (0.50)     --          --         --        --          (0.75)      --
BALANCE SHEET DATA:
Total assets................................  142,348    102,431      78,365     52,517    41,072     147,963     131,145
Long term debt, including current portion...    6,366      4,009       3,372      3,253    14,703       5,098       8,115
                                              --------   --------   --------   --------   --------   --------    --------
Group equity................................  108,894     73,979      57,666     39,921    17,784     110,612      94,980

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Information Statement.

ABSENCE OF HISTORY AS AN INDEPENDENT COMPANY

     The Company was formed for the purpose of effecting the Distribution in order to divest DAKA International of the Transferred Assets, including the Restaurant Business in connection with the Offer. The Distribution is a condition of the Offer required by Purchaser. The Company does not have an operating history as a separate entity. Accordingly, the combined financial statements included herein may not necessarily reflect the results of operations, financial position and cash flows of the Restaurant Business had the Company been operated as a separate entity during the periods presented.

SIGNIFICANT RECENT OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has incurred significant operating losses over the past two years and had a loss before income tax benefit and minority interests of approximately $12.3 million for the nine months ended March 29, 1997. While the Company believes it has strategies that will give it the best opportunity to return to overall profitability, there can be no assurance that such strategies will be implemented within the anticipated time frame or at all or, if implemented, will be successful. Accordingly, the Company may continue to incur substantial and increasing operating losses over the next several years. The amount of net operating losses and the time required by the Company to reach sustained profitability are highly uncertain, and to achieve profitability the Company must, among other things, address operational issues in the Fuddruckers restaurant chain, successfully reduce selling, general and administrative expenses as a percentage of sales from historical levels while continuing to increase net revenues from its existing restaurants and successfully execute its growth strategy for the Champps Americana restaurant chain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

LIMITED CAPITAL; NEED FOR BANK FINANCING

     DAKA International historically funded the Company's operations and capital expenditures. At March 29, 1997, DAKA International had approximately $103.6 million outstanding under its bank credit facility. It is a requirement of the Offer that Parent assume such debt and repay it in full upon consummation of the Offer. As a result, following the Distribution, the Company is expected to have no bank debt, though the Company anticipates obtaining a credit facility for working capital purposes after the Distribution. After the Distribution, the Company will continue to be obligated under sale-leaseback financing and equipment financing in connection with Company-owned restaurants. While the Company currently believes that a curtailment of restaurant expansion in its Fuddruckers restaurant chain, improved cash flows from operations, existing cash balances and working capital, available sale-leaseback financing and equipment financing will provide sufficient liquidity to meet its short-term obligations and fund capital expenditures, the Company expects to be required to raise additional funds through bank financings or other means to meet its longer term needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Following the Distribution, the Company will be responsible for obtaining its own financing. The Company has never obtained its own financing. There can be no assurance that any such additional funding will be available to the Company or, if available, that it will be on reasonable terms.

ABSENCE OF PRIOR TRADING MARKET FOR THE COMMON STOCK

     There has not been any established public market for the trading of the UCRI Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Distribution Record Date. The Company has applied for listing of the UCRI Common Stock on Nasdaq. There can be no assurance, however, that such listing application will be approved by Nasdaq by the Distribution Date, if at all. There also can be no assurance that a liquid trading market for the UCRI Common Stock will develop, or that listing of the UCRI Common Stock on Nasdaq will be maintained. There also can be no assurance as to the prices at which the UCRI Common Stock will trade before or after the Distribution Date. Until the UCRI Common Stock is fully distributed and an orderly market develops, the prices at which UCRI Shares trade may fluctuate significantly. Prices for UCRI Shares will be determined in the marketplace and may be influenced by many factors other than the financial performance and prospects of the Company, including the depth and liquidity of the market for UCRI Shares, investor perception of the Company and the industry in which the Company participates and general economic and market conditions. See "Market for Shares."

RISKS RELATED TO TRANSITIONAL ARRANGEMENTS

     In connection with the Distribution, the Company and DAKA International will enter into a Transitional Services Agreement relating to, among other things, the allocation or sharing for a period of up to 18 months (subject to certain extensions at the option of Purchaser) of (i) employees, (ii) overhead support services, (iii) leased office facilities, (iv) management information support services, (v) software, (vi) accounting and payroll resources, and (vii) record keeping resources (collectively, the "Transitional Arrangements"). Such arrangements could place significant strain on the Company's management, customer service and support, operations and administrative personnel and resources for a considerable period of time. The Company's ability to manage the Transitional Arrangements depends on the Company's success in organizing, managing and structuring operating, management, information and financial systems, which may adversely impact the Company's ability to reorganize its corporate and support functions and to reduce its selling, general and administrative expenses. Under the terms of the Merger Agreement, the Company will assume the obligations of DAKA International under the lease with respect to the Company's headquarters in Danvers, Massachusetts.

     In addition, for a period of four months after the Offer Closing Time, Purchaser will act as agent of the Company with respect to the collection of the trade receivables of Daka assigned to the Company as part of the Transferred Assets and the payment of the trade payables of Daka for which the Company has agreed to retain full liability. Under the terms of this agency arrangement, Purchaser will have significant control over the method of collection of the trade receivables and the remittance of any net cash flow therefrom to the Company. Significant delays in the remittance of such net cash flow by Purchaser or other events that may affect the timing or the amounts of cash collections by Purchaser as agent on behalf of the Company could have a material adverse effect on the Company.

RISKS RELATED TO ASSUMED LIABILITIES AND INDEMNIFICATION OBLIGATIONS

     The Company has assumed significant obligations and liabilities in connection with the Contribution, including, among other things, liabilities in connection with claims for severance pay benefits under the DAKA International, Inc. Severance Pay Program prior to the Offering Closing Time, obligations under DAKA International insurance policies based on occurrences prior to the Offer Closing Time and liabilities for welfare benefit claims incurred on or prior to the Offering Closing Time under DAKA International welfare plans. See "The Reorganization." In addition, the Company has agreed to indemnify, among others, the Purchaser for Indemnifiable Losses (as defined in the Post-Closing Covenants Agreement) relating to or arising from events, occurrences and actions occurring or existing prior to the Offer Closing Time, including liabilities related to pending litigation, litigation commenced after the Offer Closing Time but relating to actions, events or occurrences before the Offer Closing Time and numerous other contingencies related to the conduct of the Foodservice Business before the Offer Closing Time. See "Business -- Legal Proceedings." The scope and amount of such liabilities is subject to a high degree of uncertainty and risk, and the Company is not in a position to quantify such liabilities or anticipate whether or when such liabilities may become due. Under the terms of the Merger Agreement and related agreements, the Company is required to collateralize or otherwise ensure for the benefit of Purchaser its ability to meet its obligations with respect to its indemnification obligations under the Post-Closing Covenants Agreement dated as of May 27, 1997, by and among DAKA International, Daka, the Company, Champps, Fuddruckers, Purchaser and Parent (the "Post

Closing Covenants Agreement") and other liabilities. Such requirement may reduce the Company's access to cash balances for a significant period of time after the Distribution and may also constrain the Company's cash flow. The timing and ultimate aggregate amount of such liabilities and obligations could have a material adverse effect on the results of operations, cash flows and financial condition of the Company.

PENDING LITIGATION

     Under the Post-Closing Covenants Agreement the Company has agreed to assume full liability in connection with all costs, losses, liabilities and damages related to the purported class action lawsuit filed against DAKA International in the United States District Court for the District of Massachusetts on behalf of persons who acquired DAKA Common Stock between October 30, 1995 and September 9, 1996 (Venturino et al. v. DAKA International, Inc. and William H. Baumhauer, Civil Action No. 96-12109-GAO) (the "Venturino Lawsuit") and has agreed to indemnify DAKA International for all losses and damages related to such lawsuit. See "Business -- Legal Proceedings." There can be no assurance that the Venturino Lawsuit will not result in significant litigation costs or damages being ultimately awarded to the plaintiffs, which could have a material adverse effect on the Company.

RELIANCE ON KEY PERSONNEL

     The business of the Company is dependent upon its ability to attract and retain highly qualified managerial personnel. Competition for such personnel is intense, and following the Distribution the Company and DAKA International may compete with each other as well as third parties for such personnel. There can be no assurance regarding the impact of the Distribution on the ability of the Company to retain its key managerial personnel or to attract, assimilate or retain such personnel in the future. The inability of the Company to attract and retain such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company.

COMMON STOCK ELIGIBLE FOR RESALE

     Except for UCRI Shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"), the Company expects the UCRI Shares issued in the Distribution to be eligible for immediate resale. To the extent that stockholders of the Company elect to sell a significant number of UCRI Shares within a short period of time after the Distribution, such sales could have an adverse impact on the market price of the UCRI Common Stock. The impact of such sales may be increased by the limited volume of trading in UCRI Common Stock and the resulting volatility in the market price of UCRI Common Stock. See "Market for Shares."

COMPETITION

     The casual dining restaurant industry is highly competitive. There are a significant number of restaurant businesses that compete directly and indirectly with the Company's Fuddruckers and Champps Americana restaurant chains in their respective markets. Many of these entities are well-established and have significantly greater financial, marketing, higher total sales volume and profits and other resources than does the Company. Increasingly, other companies are utilizing the concept of casual entertainment restaurants in a manner similar to the Company, and, as a result, the Company expects to encounter increased competition in the future. Such increased competition may have an adverse effect on the Company's operating results. In addition to other restaurant companies, the Company competes with numerous other businesses for suitable locations for its restaurants. See "Business -- Competition."

QUARTERLY FLUCTUATIONS AND SEASONALITY AND OTHER CONDITIONS

     In recent periods the Company's Fuddruckers restaurant chain has experienced operational difficulties which have impacted its profitability. The Company's Champps Americana restaurant chain is in the expansion phase. The timing of revenues and expenses associated with the opening of new restaurants or the closing or repositioning of existing restaurants are expected to result in fluctuations in the Company's quarterly results. In addition, the Company's results, and the results of the restaurant industry as a whole, may be adversely affected by changes in consumer tastes, discretionary spending priorities, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability and the type, number and location of competing restaurants. Changes in any of these factors could adversely affect the Company. In addition, the Company's restaurants are dependent on frequent deliveries of food supplies and any shortages of such supplies or interruptions could have an material adverse effect on the Company.

POTENTIAL INCREASES IN FOOD AND LIQUOR COSTS

     Among other factors, the success of the Company's business and its operating results are dependent upon its ability to anticipate and react to changes in food and liquor costs and, particularly for Champps Americana restaurants, the mix between food and liquor revenues. Various factors beyond the Company's control, such as adverse weather changes, may affect food costs and increases in federal, state and local taxes may affect liquor costs. While in the past Fuddruckers and Champps have been able to manage their exposure to the risk of increasing food and liquor costs through certain purchasing practices, menu changes and price adjustments, there can be no assurance that the Company will be able to do so in the future or that changes in its sales mix or its overall buying power will not adversely affect the Company's results of operations.

GOVERNMENT REGULATION

     The Company is subject to numerous federal, state and local laws affecting its business. Each restaurant location is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety and fire agencies in the state or municipality in which each of the Company's restaurant units is located. Each restaurant is required to obtain, directly or indirectly, a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations govern numerous aspects of the daily operations of each entertainment restaurant location, including the minimum age of patrons and employees, hours of operations, advertising practices, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages or relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular locations could adversely affect the Company's ability to obtain such a license elsewhere.

     The Company is subject to "dram-shop" statutes in the states in which its restaurants are located. These statutes generally provide a person injured by an intoxicated person with the right to recover damages from an establishment which wrongfully served alcoholic beverages to the intoxicated individual. The Company intends to carry liquor liability coverage as part of its existing comprehensive general liability insurance, which coverage the Company believes is consistent with that carried by other entities serving alcoholic beverages. Although the Company intends to be covered by insurance, a judgment against the Company under a dram-shop statute in excess of the Company's liability coverage could have a material adverse effect on the Company.

     Various federal and state labor laws govern the Company's relationship with its employees, including such matters as minimum wage requirements, overtime and other working conditions. Significant additional government-imposed increases in minimum wages, paid leave of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, could be detrimental to the economic viability of the Company's operations. In addition, the Company is subject to extensive rules and regulations with respect to discriminatory practices and accommodation of persons with disabilities. See "Business -- Government Regulation."

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-laws (the "By-laws"), certain sections of the Delaware General

Corporate Law (the "DGCL"), and the ability of the Company's Board of Directors (the "Board") to issue shares of the Company's preferred stock (the "Preferred Stock") and to establish the voting rights, preferences and other terms thereof without further stockholder action, may be deemed to have an antitakeover effect and may discourage takeover attempts not first approved by the Board (including takeovers which stockholders may deem to be in their best interests). Such provisions include, among other things, a classified Board serving staggered three year terms, the elimination of stockholder voting by written consent, the removal of directors only for cause, the vesting of exclusive authority in the Board to determine the size of the Board and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board (except as otherwise required by law) to call special meetings of stockholders, and certain advance notice requirements for stockholder proposals and nominations for elections to the Board. These provisions, and the ability of the Board to issue Preferred Stock without further action by stockholders, could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial, in the short term, to the interests of stockholders. The Company is subject to
Section 203 of the DGCL which generally imposes restrictions on acquirors (including their affiliates) of 15% or more of the UCRI Common Stock outstanding.

DIVIDEND POLICY

     The Company does not anticipate paying cash dividends on UCRI Common Stock in the foreseeable future. The payment of dividends may be prohibited under any future credit facility which the Company may obtain. See "Dividend Policy."

             THE OFFER, THE MERGER AND CERTAIN RELATED TRANSACTIONS

GENERAL

     The following summary of the transactions contemplated by, and certain terms of, the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, (a copy of which has been filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part).

THE OFFER

     The Merger Agreement provides for the making of the Offer by Purchaser. Purchaser has agreed to accept for payment and pay for all DAKA Shares tendered pursuant to the Offer as soon as practicable following the Distribution Record Date. The Distribution Record Date is expected to be June 24, 1997. Subject only to the condition that no statute, rule, regulation, decree or injunction initiated by a governmental entity would prohibit Purchaser from consummating the Offer or the Merger, prohibit DAKA International from consummating the Distribution, or have a Material Adverse Effect on DAKA International and Daka as a whole, Purchaser has agreed to extend the period of time the Offer is open until the first business day following the Distribution Record Date. The obligation of Purchaser to accept for payment and pay for DAKA Shares tendered pursuant to the Offer is subject to the satisfaction of the Distribution Condition (as defined below), the Minimum Condition (as defined below) and certain other conditions that are described below under "--Certain Conditions to the Offer." Purchaser has agreed that, without the written consent of DAKA International, no amendment to the Offer may be made which changes the form of consideration to be paid or decreases the price per DAKA Share or the number of DAKA Shares sought in the Offer or which imposes conditions to the Offer in addition to the Distribution Condition, the Minimum Condition and the other conditions described in Section 15 of the Merger Agreement or broadens the scope of such conditions, and no other amendment may be made in the terms or conditions of the Offer which is adverse to holders of DAKA Shares. The closing of the Offer (the "Offer Closing") will take place immediately prior to the Offer Closing Time upon the satisfaction or waiver of the conditions to the Offer. The date of the Offer Closing shall be referred herein as the "Offer Closing Date."

     Certain Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser will not be required to purchase any DAKA Shares tendered, and may terminate the Offer, if (i) immediately prior to the expiration of the Offer (as extended in accordance with the terms of the Offer), (a) any applicable waiting periods under the HSR Act and the Exon-Florio Amendment to the Defense Production Act (the "Exon Florio Amendment") shall not have expired or been terminated, (b) the condition that the Distribution Record Date has been set (the "Distribution Condition") shall not have been satisfied, (c) the condition that there have been validly tendered (including for this purpose DAKA Shares that remain subject to guaranteed delivery procedures) and not withdrawn prior to the Expiration Date (as defined below) a number of DAKA Shares which, when added to the shares beneficially owned by Parent and its affiliates, constitutes at least two-thirds of the sum of the total number of DAKA Shares then outstanding plus the DAKA Shares then issuable upon conversion of the Series A Preferred Stock and represents at least two-thirds of the voting power of all shares of capital stock of DAKA International that would be entitled to vote with respect to the Merger (the "Minimum Condition") shall not have been satisfied, or (ii) prior to the acceptance for payment of DAKA Shares, any of the following events shall occur:

          (a) any of the representations or warranties of DAKA International contained in the Merger Agreement shall not have been true and correct at the date when made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall cease to be true and correct at any time prior to consummation of the Offer, except (i) where DAKA International has delivered to Parent a certificate (the "DAKA International Bring-Down Certificate") dated as of the Offer Closing Date that (x) updates any section of the disclosure schedule previously delivered to Parent pursuant to the Merger Agreement so long as such updated schedules taken as a whole do not constitute a Material Adverse Change (as defined in the Merger Agreement) compared to the original schedules, or (y) sets forth events or conditions that have occurred since the date of the Merger Agreement which, if they had occurred or been in existence as of the date of the Merger Agreement would be required to be disclosed, so long as such events or conditions taken as a whole do not constitute a Material Adverse Change or (ii) where the failure to be so true and correct would not have a Material Adverse Effect (as defined in the Merger Agreement) on DAKA International and Daka, taken as a whole, and Parent shall not have received a certificate signed on behalf of DAKA International by the chief financial officer to such effect; or

          (b) any of the representations or warranties of DAKA International contained in Sections 4.2(b), (c), (d), (e), (p) and (s) of the Merger Agreement shall not have been true and correct at the date when made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall cease to be true and correct at any time prior to the consummation of the Offer, and Parent shall not have received a certificate signed on behalf of DAKA International by the chief executive officer and the chief financial officer to such effect; or

          (c) DAKA International shall have breached any of its covenants or agreements contained in the Merger Agreement or any Ancillary Agreement (as defined in the Merger Agreement), provided, however, that if any such breach is curable by DAKA International or Daka through the exercise of best efforts within five business days and so long as DAKA International or Daka continues to use such best efforts, Purchaser may not terminate the Offer until such five business day period has expired without the breach being cured; or

          (d) there shall be any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered or enforced, or any legal or administrative proceeding initiated by any United States federal or state government, governmental authority or court (other than the routine application to the Offer, the Merger or the Distribution of waiting periods under the HSR Act, the Exon-Florio Amendment or review by the Commission of the Schedule 14D-1, Schedule 14D-9 or Form 10), which would (i) prohibit Purchaser from consummating the Offer or the Merger, (ii) prohibit DAKA International from consummating the Distribution or (iii) have a Material Adverse Effect on DAKA International and Daka as a whole (provided that the provisions of this clause (iii) shall only apply in the event of any statute, rule, regulation, decree, order or injunction (A) which is enacted or entered into following the date of the Merger Agreement and (B) the substantive provisions of which were initially proposed for enactment following the date of the Merger Agreement); or

          (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange or Nasdaq, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a commencement of a war or armed hostilities involving the United States, which in the case of any of the foregoing clauses (i), (ii) or (iii) would have a Material Adverse Effect on DAKA International and Daka taken as a whole; or

          (f) either the Merger Agreement or the Reorganization Agreement shall have been terminated in accordance with its terms; or

          (g) DAKA International shall have failed to enter into license agreements for each of the "French Quarter Coffee", "Leo's Deli" and "Good Natured Cafe" names and marks, as provided in the Reorganization Agreement; or

          (h) Parent shall not have received an opinion dated the Merger Closing Date (as defined below) of Goodwin, Procter & Hoar LLP, counsel to DAKA International, in substantially the form attached to the Merger Agreement; or

          (i) there shall have been a Material Adverse Change, or an event shall have occurred which could reasonably be expected to result in a Material Adverse Change; or

          (j) Parent shall not have received all consents or releases related to the Foodservice Business or otherwise, necessary or appropriate to effect the Contribution, the Distribution and the Merger and to release DAKA International, Daka, Parent, Purchaser and Compass Interim and the assets of the Foodservice Business from any obligation or liability, including, without limitation, the Indebtedness (as defined in the Merger Agreement) except as may be otherwise expressly permitted in the Merger Agreement or in the Ancillary Agreements (as defined below); or

          (k) any approval by a governmental entity in connection with the transaction contemplated by the Merger Agreement and by the Ancillary Agreements, including, without limitation, any approval under the HSR Act or the Exon-Florio Amendment shall contain a requirement for the sale or disposition of assets or conditions or limitations in connection with Parent's acquisition of the Foodservice Business or operation of its existing business and operations or the Foodservice Business after the Offer Closing Time; or

          (l) Allen R. Maxwell shall have indicated to DAKA International, Daka or Parent that he does not intend to abide by the terms of his employment agreement; or

          (m) the Distribution shall not have become effective in accordance with the terms of the Reorganization Agreement and each of the agreements contemplated thereby; or

          (n) the Company shall fail to have delivered to Parent indemnification agreements in substantially the form attached as an exhibit to the Reorganization Agreement concerning each executive officer and director of the Company in form and substance reasonably satisfactory to Parent; or

          (o) Parent shall be unable to pay in full the aggregate amount of principal, accrued but unpaid interest and fees due under the Third Amended and Restated Credit Agreement dated as of October 15, 1996 among DAKA International, subsidiary guarantors, the bank party thereto and The Chase Manhattan Bank, N.A., as Agent ("Chase Manhattan Bank"), as amended through the date of the Merger Agreement (the "Credit Facility") or such amount shall exceed $110,000,000; or

          (p) releases of claims and indemnification rights in forms reasonably satisfactory to Parent from each of William H. Baumhauer, Allen R. Maxwell, Charles W. Redepenning, Jr., David G. Parker, Louis A. Kaucic, Donald C. Moore and Dean P. Vlahos shall not have been delivered to Parent; or

          (q) letters of resignation from each executive officer and director of DAKA International other than Erline Belton and Joseph W. O'Donnell shall not have been delivered to Parent; or

          (r) DAKA International shall not have paid to Parent the amounts set forth in Section 6.7 of the Merger Agreement, net of any amounts due from Parent thereunder; or

          (s) the Company shall have failed to enter into the Transition Agreement as provided in the Post-Closing Covenants Agreement; or

          (t) DAKA International shall have failed to have assigned or transferred to the Company the Headquarters Lease (as defined in the Merger Agreement).

     The term "Ancillary Agreements" means the Reorganization Agreement, the Post Closing Covenants Agreement, the Transition Agreement referred to in
Section 3.2 of the Post Closing Covenants Agreement, and the Tax Allocation Agreement dated as of May 27, 1997, by and among DAKA International, Daka, the Company, Champps, Fuddruckers, Purchaser and Parent (the "Tax Allocation Agreement").

     The term "Expiration Date" means 12:00 Midnight, New York City time, on June 25, 1997, unless and until Purchaser, as provided below, will have extended the period of time for which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

     The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to such conditions, or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion; provided that the conditions set forth in clauses (i)(a), (b), (c) and (ii)(d) and (m) above may be waived only by mutual consent of Purchaser and the Company.

     No assurance can be given that all of these considerable conditions to the consummation of the Offer will be fulfilled or waived by Parent or that the Offer will be consummated.

  THE MERGER

     The Merger Agreement provides that, following the purchase of DAKA Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions to the Merger, Compass Interim will be merged with and into DAKA International. The Merger Agreement provides that the Merger will become effective and the Merger Effective Time will occur immediately following the Distribution upon the filing of certificates of merger or other appropriate documents (in any such case, the "Certificate of Merger") with the Delaware Secretary of State or at such other time as agreed to by DAKA International and Purchaser and approved by the independent directors of DAKA International. The Merger Agreement provides that the closing of the Merger (the "Merger Closing") will take place within five business days after the satisfaction or waiver of the conditions to the Merger or such other date established by Purchaser and approved by the independent directors of the Company. The parties have agreed to use reasonable best efforts to cause the Merger Closing to occur immediately after the Offer Closing Time. Otherwise Purchaser has agreed to use reasonable best efforts to cause the Merger Closing to occur as soon as practicable after the Offer Closing. The date of the Merger Closing is referred to in the Merger Agreement as the "Merger Closing Date."

     At the Merger Effective Time, (i) except as provided in (ii) below, each DAKA Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive $7.50 in cash, or any higher price paid per DAKA Share in the Offer, without interest (the "Merger Price"); (ii)(a) each DAKA Share held in the treasury of DAKA International or held by any wholly owned subsidiary of DAKA International (but not any Benefit Plan (as defined in the Merger Agreement)) and each DAKA Share held by Purchaser, Compass Interim or any wholly owned subsidiary of Parent, excluding, in each case, any such shares held by the Company, Purchaser or any of their wholly owned subsidiaries in a fiduciary, custodial or similar capacity immediately prior to the Merger Effective Time will be canceled and retired and cease to exist; (b) each DAKA Share held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has delivered a written demand for appraisal of such DAKA Shares and perfected such appraisal rights, all in accordance with Section 262 of the DGCL will not be converted into or be exchangeable for the right to receive the Merger Price (the "Dissenting Shares"); and (iii) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Date will be converted into and exchangeable for one share of common stock of the Surviving Corporation.

     Conditions to the Merger. The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of a number of conditions, including the following: (a) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of DAKA International by the requisite vote in accordance with applicable law, if required by applicable law, (b) no statute, rule, regulation, order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger, (c) the Offer shall not have been consummated, (d) the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement and each of the agreements contemplated thereby, (e) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Contribution or the Distribution shall be in effect and no such litigation or legal action shall have been threatened or shall be pending. No action, suit or other proceeding shall be pending by any governmental entity that, if successful, would restrict or prohibit the consummation of the Merger, the Contribution or the Distribution; provided, however, that DAKA International will not unreasonably withhold its waiver of the condition set forth in this sentence upon Parent's request in the event such an action, suit or other proceeding is pending with respect to the Merger alone.

     Approval of DAKA International Stockholders. If required by applicable law in order to consummate the Merger, DAKA International will duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement and the Merger. In addition to receiving notice of such Special Meeting, stockholders would receive a Proxy Statement from DAKA International (the "Proxy Statement") recommending approval of the Merger Agreement and the Merger at the Special Meeting. Section 253 of the DGCL would permit the Merger to occur without a vote of DAKA

International's stockholders (a "short-form merger") if Purchaser were to acquire at least 90% of all of the outstanding DAKA Shares in the Offer. If Purchaser acquires 90% or more of the outstanding DAKA Shares in the Offer, Purchaser intends to cause the Merger to occur as a short-form merger.

     Representations and Warranties. The Merger Agreement includes customary representations and warranties by DAKA International and Daka to Parent, Purchaser and Compass Interim as to corporate organization and power, authorization and approval of agreements and the transactions contemplated thereby, noncontravention of laws and agreements, the filing of all required reports, schedules, forms, statements and other documents with the Commission, the accuracy of financial statements and filings with the Commission, and the conduct of the Foodservice Business in the ordinary course and the absence of any material adverse change with respect to DAKA International, Daka or the Foodservice Business.

     The Merger Agreement also includes customary representations and warranties by Parent, Purchaser and Compass Interim to DAKA International.

     Composition of the DAKA International Board Pending the Merger. The Merger Agreement provides that, in the event that Purchaser acquires at least two-thirds of the DAKA Shares outstanding pursuant to the Offer, Purchaser shall be entitled to designate for appointment or election to the DAKA International Board, upon written notice to DAKA International, such number of persons ("Purchaser's Designees") so that Purchaser's Designees constitute the same percentage (but in no event less than five persons) of the DAKA International Board, rounded up to the next whole number, as the percentage of DAKA Shares acquired in connection with the Offer. Prior to the consummation of the Offer, DAKA International will obtain the resignations of such number of directors as is necessary to enable Purchaser's Designees to be elected to the DAKA International Board and will take all action required to appoint or elect such Purchaser's Designees.

     The Merger Agreement also provides that, in the event that Purchaser's Designees are elected to the DAKA International Board after the acceptance for payment of shares pursuant to the Offer, until the Merger Effective Time, the DAKA International Board will have at least two directors who are directors on May 27, 1997 (the "Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who will not be stockholders, affiliates or associates of Parent, Purchaser or Compass Interim and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Purchaser's Designees are elected to the DAKA International Board after the acceptance for payment of DAKA Shares pursuant to the Offer and prior to the Merger Effective Time, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement by DAKA International, (ii) exercise or waive any of DAKA International's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's, Purchaser's or Compass Interim's respective obligations under the Merger Agreement, (iv) take any other action by the DAKA International Board under or in connection with the Merger Agreement or any of the transactions contemplated thereby or (v) approve any other action by DAKA International which could adversely affect the interests of the stockholders of DAKA International (other than Parent, Purchaser or Compass Interim and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     Business of DAKA International Pending the Merger. The Merger Agreement provides that, during the period from the date of the Merger Agreement and continuing until the Offer Closing Time, except for the Contribution, the Distribution and the other transactions expressly provided for in the Reorganization Agreement and the Tax Allocation Agreement, as expressly contemplated or permitted by the Merger Agreement, or to the extent that Parent otherwise consents in writing (which consent will not be unreasonably withheld), DAKA International and Daka will conduct the Foodservice Business in the ordinary course, consistent with past practice including, without limitation, using reasonable efforts to preserve beneficial relationships between the Foodservice Business and its suppliers, employees and customers. The Merger Agreement also includes limitations, prohibitions and other provisions relating to the conduct of the business of DAKA International and its subsidiaries during this period with respect to
(a) capital projects, (b) contracts and agreements outside the ordinary course of business, (c) sales incentive programs, (d) changes in or issuances, repurchases or redemption of capital stock, (e) charter or by-law amendments,
(f) acquisitions and dispositions, (g) levels of indebtedness as of the Merger Effective Time, (h) adoption or amendment of benefit plans or arrangements, (i) actions relating to employment agreements of certain employees of DAKA International, (j) changes in accounting principles, policies or procedures, (k) incurrence of liens, (l) nonwaiver of existing standstill and confidentiality agreements, (m) defense of pending litigation, (n) increases in the amount of deferred tax liabilities, or decreases in the amount of deferred assets of DAKA International or its subsidiaries other than in the ordinary course of business consistent with past practice, and (o) provision to Parent and its officers, employees and advisors of reasonable access, during the period prior to the Offer Closing Time, to DAKA International's properties, books, records, reports and personnel relating to the Foodservice Business.

     No Solicitation of Third Party Acquisition Proposals. Pursuant to the Merger Agreement, neither DAKA International nor any of its directors, officers or employees will, and DAKA International will use its best efforts to ensure that none of its representatives will, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from or with any person (other than Parent and its subsidiaries) or such person's directors, officers, employees, representatives and agents that constitute, or could reasonably be expected to lead to a Third Party Acquisition. A "Third Party Acquisition" means (i) the acquisition by any person of more than 20% of the total assets of the Foodservice Business, (ii) the acquisition by any person of 20% or more of (A) the DAKA Shares or (B) the total number of votes that may be cast in the election of directors of DAKA International at any meeting of stockholders of DAKA International assuming all the DAKA Shares and all other securities of DAKA International, if any, entitled to vote generally in the election of directors were present and voted at such meeting, or (iii) any merger, consolidation or other combination of DAKA International or Daka with any person; provided that "Third Party Acquisition" does not include any transactions which relate solely to the business to be owned by the Company and its subsidiaries following the Distribution and which would not have a material adverse effect on the consummation of the Offer, the Merger, the Distribution or the transactions contemplated by the Merger Agreement. The Merger Agreement provides that DAKA International has ceased or caused to be terminated any discussions or negotiations with any parties other than Parent conducted prior to the date of the Merger Agreement with respect to any Third Party Acquisition. Notwithstanding the foregoing, DAKA International may furnish or cause to be furnished information (pursuant to confidentiality arrangements no less favorable to DAKA International than the Confidentiality Agreement (as defined in the Merger Agreement), unless already in existence on the date of the Merger Agreement) and may participate in such discussions and negotiations directly or through its representatives if another person or group makes an offer or proposal which the DAKA International Board believes, in the good faith exercise of its business judgment and based upon advice of its outside legal and financial advisors, could reasonably be expected to be consummated and represents a transaction more favorable to its stockholders than the transactions contemplated by the Merger Agreement (a "Higher Offer"). Subject to compliance by the DAKA International Board with their fiduciary duty, DAKA International will notify Parent as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it, which notice will provide the identity of the third party or parties and the terms of any such proposal or proposals. The DAKA International Board may fail to recommend or fail to continue to recommend the Offer or the Merger Agreement in connection with any vote of its stockholders, or withdraw, modify, or change any such recommendation, or recommend or enter into an agreement regarding a Higher Offer, if the DAKA International Board, after receiving the advice of its outside counsel, determines in good faith that making such recommendation, or the failure to recommend any other offer or proposal, or the failure to so withdraw, modify, or change its recommendation, or the failure to recommend or enter into an agreement regarding a Higher Offer, could constitute a breach of the directors' fiduciary duties under applicable law. In such event, notwithstanding anything contained in the Merger Agreement to the contrary, any such failure to recommend, withdrawal, modification, or change of recommendation or recommendation of such other offer or proposal, or the entering by DAKA International into an agreement with respect to a Higher Offer

(provided that DAKA International will have provided Parent notice of its intention to so enter, the terms of the Higher Offer and the identity of the other party thereto), will not constitute a breach of the Merger Agreement by DAKA International. Notwithstanding the foregoing, DAKA International will not enter into an agreement with a third party with respect to, or take any action to approve such transaction under any antitakeover provision of DAKA International's Certificate of Incorporation, as amended or state law in connection with any Third Party Acquisition unless and until the Merger Agreement is terminated in accordance with the provisions contained therein.

     Certain Covenants of Parent. Under the Merger Agreement, Parent has agreed to limitations, prohibitions and other provisions applicable during the period from the date of the Merger Agreement and continuing until the Offer Closing Time relating to the provision of certain information to DAKA International (or its counsel) regarding filings with any Governmental Entity (as defined in the Merger Agreement) in connection with the Merger Agreement and the transactions contemplated thereby.

     Covenants of Parent and Purchaser Regarding Tax Treatment. In the Merger Agreement, Parent and Purchaser have agreed that each will and each will cause the Surviving Corporation to, treat the Distribution for purposes of all federal and state taxes as an integrated transaction with the Offer and the Merger and thus report the Distribution as a constructive redemption of a number of DAKA Shares equal in value to the value of the UCRI Shares distributed in the Distribution.

     Covenants of Parent Regarding Continued Indemnification of Officers and Directors. In the Merger Agreement, Parent has agreed that for a period of three years after the Offer Closing Time, it will not modify the rights of certain non-employee directors of DAKA International to indemnification and will cause DAKA International and the Surviving Corporation to include in their Certificates of Incorporation and By-laws provisions with respect to the right of directors and officers to indemnification substantially similar to such provisions in the Certificate of Incorporation and By-laws of DAKA International as of the date of the Merger Agreement.

     Certain Other Covenants, Agreements and Actions. Subject to the terms and conditions of the Merger Agreement, DAKA International has agreed to use its reasonable best efforts to comply promptly with all legal and regulatory requirements which may be imposed on it or its subsidiaries with respect to the Offer, the Distribution, the Contribution, and the Merger and the transactions contemplated by the Merger Agreement and to obtain any consent, authorization, order or approval of, or any exemption by, and to satisfy any condition or requirement imposed by, any Governmental Entity or other public or private third party, required to be obtained, made or satisfied by DAKA International or any of its subsidiaries in connection with the Distribution or the Merger or the taking of any action contemplated thereby or by the Merger Agreement or the Ancillary Agreements. Likewise, Parent has agreed to use its reasonable best efforts to comply promptly with all legal and regulatory requirements which may be imposed on it or its subsidiaries with respect to the Offer, the Merger and transactions contemplated thereby and by the Merger Agreement and to obtain any consent, authorization, order or approval of, or any exemption by, and to satisfy any condition or requirement imposed by, any Governmental Entity or other public or private third party, required to be obtained, made or satisfied by Parent or any of its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by the Merger Agreement or the Ancillary Agreements. Additionally, (i) an employment agreement between Allen R. Maxwell, DAKA International and Daka must have been executed in the form attached as an exhibit to the Merger Agreement and (ii) Parent must have received certified DAKA International Board resolutions and certified resolutions of the Board of Directors of Daka authorizing the Distribution and the Merger and the transactions contemplated thereby, and reflecting its determination that the consummation of such transactions will not violate applicable insolvency laws.

     Indebtedness. In the Merger Agreement, DAKA International has agreed to take such action as may be necessary so that, as of the Offering Closing Time, DAKA International and Daka, taken as a whole, will not have any indebtedness other than: (A) the Funded Debt (as defined below), and (B) indebtedness incurred pursuant to a written agreement that provides that such indebtedness will be assumed by the Company or a subsidiary of the Company at or prior to the Offer Closing Time and that, upon such assumption, DAKA International and Daka will have no obligation or liability in respect of such indebtedness.

     The term "Funded Debt" means the amount of indebtedness outstanding plus any accrued but unpaid interest and fees under the terms of the Credit Facility, together with the amount of indebtedness outstanding (consisting of market to market exposure) plus all other amounts due under any Interest Rate Protection Agreement (as defined in the Credit Facility), which aggregate amount will not exceed $110,000,000.

     Simultaneously with the Offer Closing Time, Purchaser will, or will cause DAKA International to, repay the Funded Debt and will use its reasonable best efforts to cause the lenders under the Credit Facility to deliver to the Company such documents or instruments necessary to release or terminate all liens on assets of DAKA International, the Company or their respective subsidiaries securing the Funded Debt. The parties must have receipt of reasonably satisfactory evidence to Parent of the amount of Funded Debt outstanding at the Offer Closing Time and confirmation that such Funded Debt (as adjusted in accordance with the terms of the Merger Agreement) has been repaid pursuant to Parent's wire transfer to Chase Manhattan Bank, simultaneously with the Merger Closing and that all obligations or liabilities of DAKA International and Daka, and all liens related to the Acquired Assets (as defined in the Merger Agreement), have been satisfied or released in full.

     Stock Option and Stock Purchase Plans. Pursuant to the Merger Agreement, DAKA International will make all adjustments and take all steps set forth in the Reorganization Agreement with respect to DAKA Stock Options as a result of the Distribution and other transactions contemplated by the Merger Agreement and the Reorganization Agreement. After taking into account all such adjustments to such DAKA Stock Options and the other matters set forth in the Reorganization Agreement, all DAKA Stock Options which are outstanding immediately prior to Purchaser's acceptance for payment and payment for DAKA Shares pursuant to the Offer will, regardless of whether such DAKA Stock Options are vested and exercisable be canceled as of the Offer Closing Time and the holders thereof will be entitled to receive from the Company, for each share subject to such DAKA Stock Option, an amount in cash equal to the excess of the Offer Price over the per share exercise price of such DAKA Stock Option, less all applicable withholding taxes, which amount will be payable by the Company not later than 30 days after the Offer Closing Time.

     In addition, DAKA International will make all adjustments and take all steps set forth in the Reorganization Agreement with respect to its Stock Purchase Plan (the "Existing Stock Purchase Plan") regarding DAKA Shares purchasable by participating employees of DAKA International or its subsidiaries (the "Participating Employees") under the Existing Stock Purchase Plan with respect to offerings thereunder (the "Purchasable DAKA Shares"). In lieu of receiving Purchasable DAKA Shares, the Participating Employees shall be entitled to receive from the Company, for each DAKA Purchasable Share, in addition to UCRI Shares in the Distribution as provided above, an amount in cash equal to the excess of the Offer Price over the per-share purchase price of such Purchasable DAKA Share under the Existing Stock Purchase Plan, less all applicable withholding taxes, which amount shall be payable by the Company not later than 30 days after the Offering Closing Time, whereafter all rights of Participating Employees under the Existing Stock Purchase Plan shall terminate.

     DAKA International will use its reasonable best efforts to ensure that neither DAKA International nor any of its subsidiaries is or will be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent, Purchaser, Compass Interim or DAKA International or any of their respective subsidiaries, to beneficially own, or receive any payments in respect of, any capital stock of DAKA International or the Surviving Corporation (other than as provided in the Merger Agreement or in the Ancillary Agreements).

     Offer Closing Date Payments. The Merger Agreement provides that at the Offer Closing, (a) DAKA International will deliver to Purchaser in cash or cash equivalents an amount equal to (i) $1,500,000, plus (ii) $7.50 multiplied by the sum of (A) the number of outstanding Shares and (B) the outstanding DAKA Shares into which the Series A Preferred Stock, is convertible, minus $85,000,000 and
(b) Parent will deliver to the Company any amount by which the Funded Debt is less than $110,000,000.

     Fees and Expenses. Except as provided in the Merger Agreement with respect to termination of the Merger Agreement under certain circumstances, all fees and expenses incurred in connection with the Merger, the Contribution, the Distribution, the Merger Agreement, the Reorganization Agreement and the transac-tions contemplated by the Merger Agreement and the Ancillary Agreements will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. In accordance with the foregoing sentence, the Company agrees to pay the fees and expenses of Bear, Stearns & Co. Inc. ("Bear Stearns") and Parent agrees to pay the fees and expenses of Patricof & Co. Capital Corp., NationsBanc Capital Markets, Inc., MacKenzie Partners, Inc., and The Bank of New York, and the filing fees associated with any filing under the HSR Act. Notwithstanding the foregoing, Purchaser and the Company have agreed to share equally any transfer taxes imposed in connection with or as a result of the Merger, other than transfer taxes imposed on any holder of DAKA Shares.

     In the event that Parent or DAKA International terminates the Merger Agreement as a result of certain acts or omissions by the DAKA International Board, as described in the Merger Agreement, and, at the time of termination there has been made a proposal relating to a Third Party Acquisition that has become public and, within 12 months following such termination, DAKA International or Daka enters into a definitive agreement with respect to (a) the sale of the Foodservice Business, (b) the sale of substantially all of the assets of DAKA International or Daka, or (c) the merger of DAKA International or Daka with or into any other entity, or DAKA International shall recommend any Third Party Acquisition to its stockholders, then DAKA International or Daka will promptly pay to Parent an amount equal to the sum of (i) $5,800,000 and
(ii) the fees and expenses actually incurred by Parent in connection with the negotiation and preparation of the Merger Agreement and the Ancillary Agreements to which Parent is a party, the performance of Parent's covenants therein, and the transactions contemplated thereby, including, without limitation, all fees and disbursements of Parent's financial advisors, legal counsel, accountants and other advisors, up to a maximum of an additional $2,000,000.

     Termination. The Merger Agreement provides that such agreement may be terminated at any time prior to the Offer Closing Time, notwithstanding any approval of the Merger Agreement by the stockholders of DAKA International, by:

          (a) mutual written consent of Parent and DAKA International; or

          (b) by either Parent or DAKA International if:

             (i) there has been a failure to perform an obligation or satisfy a condition precedent (regardless of materiality) or an unwaived material breach of the Merger Agreement by a party, provided that only the non-breaching party may terminate;

             (ii) the Offer shall expire or have been terminated in accordance with its terms without any DAKA Shares being purchased thereunder, or Purchaser shall not have accepted for payment or paid for DAKA Shares validly tendered pursuant to the Offer (as a result of the conditions to the Offer not being satisfied or waived by Purchaser) prior to July 31, 1997, unless the failure to consummate the Offer is the result of a willful and material breach by the party seeking to terminate the Merger Agreement;

             (iii) if any Governmental Entity shall have issued a final and nonappealable order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer; or

          (c) Parent if (i) the DAKA International Board shall have withdrawn, or modified or changed, in a manner adverse to Parent, its approval or recommendation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or shall have recommended another offer or proposal with respect to a Third Party Acquisition, or a Third Party Acquisition has occurred or any person will have entered into a definitive agreement with DAKA International with respect to a Third Party Acquisition; or

          (d) DAKA International if the DAKA International Board shall have failed to recommend to its stockholders the approval of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or will have withdrawn, modified or changed such recommendation.

                               THE REORGANIZATION

THE REORGANIZATION AGREEMENT

     The following summary of certain terms of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the Reorganization Agreement (a copy of which has been filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part).

     The Contribution. Under the terms of the Reorganization Agreement, prior to the Distribution, DAKA International, Daka and Daka's subsidiaries (collectively, the "DAKA International Group") will contribute to the Company all of DAKA International's and Daka's right, title and interest in, to and under all of the Transferred Assets, which exclude the Foodservice Assets (as defined below) to be specifically acquired by Parent pursuant to the Merger. The Foodservice Assets, which are listed in a schedule attached to the Reorganization Agreement, will consist principally of the assets that are used primarily in or held primarily for the use in or otherwise necessary for the operation, as presently conducted, of the Foodservice Business, excluding all accounts receivable and accounts payable. At the same time, the Company will assume all of DAKA International's liabilities excluding the Foodservice Liabilities (as defined in the Reorganization Agreement) (the "Assumed Liabilities"). Notwithstanding the foregoing, the Reorganization Agreement provides that the Contribution will not result in the assignment of any lease, license agreement, contract, agreement, sales order, purchase order, open bid or other commitment or asset if an assignment or attempted assignment of the same without the consent of the other party or parties thereto would constitute a breach thereof or in any way impair the rights of DAKA International or CDV, Champps, French Quarter, Fuddruckers, Great Bagel and Coffee, Pulseback, Specialty Concepts and their subsidiaries (the "UCRI Group") thereunder. In the event any attempted assignment is deemed ineffective for the reasons set forth in the preceding sentence, the Reorganization Agreement describes certain alternative methods by which the parties will attempt to place the Company in substantially the same position as if the assignment had occurred. The Reorganization Agreement provides for certain adjustments to reflect that the income and expenses attributable to the operation of the Foodservice Business on or before the Offer Closing Time shall be for the account of the Company and the income and expenses attributable to the operation of the Foodservice Business after the Offer Closing Time shall be for the account of DAKA International.

     The purpose and effect of the Contribution is to facilitate the Merger by separating the Transferred Assets and the Assumed Liabilities from the Foodservice Business of DAKA International and its subsidiaries, and to transfer the Transferred Assets and the Assumed Liabilities to the Company. Accordingly, following the Contribution and the Distribution, the Foodservice Business will consist of all of the businesses, assets and liabilities of DAKA International at the time of the Merger.

     The Distribution. The equity capitalization of the Company prior to the Distribution will consist of 1,000 issued and outstanding shares of UCRI Common Stock (the "Existing UCRI Shares"), all of which are outstanding and owned beneficially and of record by DAKA International. Immediately prior to the Offer Closing Time, the Company will cause the Company to exchange the Existing UCRI Shares owned by DAKA International for a total number of UCRI Shares equal to the total number of DAKA Shares outstanding as of the Distribution Record Date. In the Distribution, DAKA International will distribute on a pro rata basis all of the issued and outstanding UCRI Shares to the holders of the DAKA Shares. All UCRI Shares issued in the Distribution will be duly authorized, validly issued, fully paid and nonassessable.

     Conditions to the Distribution. The obligations of DAKA International to consummate the Contribution and Distribution are subject to the fulfillment of each of the following conditions: (i) in the case of the Distribution, the transactions accomplishing the Contribution must have been consummated; (ii) each of Parent, Purchaser and Compass Interim will have performed in all material respects all obligations required to be performed by it under the Reorganization Agreement at or prior to the Offer Closing Time, and DAKA International will have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect; (iii) DAKA International will have received opinions of Smith Helms Mulliss & Moore, L.L.P. and Freshfields, each dated as of the Offer Closing Time, in substantially the forms attached as exhibits to the Reorganization Agreement; (iv) simultaneously with the Offer Closing, Parent will have paid to Chase Manhattan Bank on behalf of DAKA International all Funded Debt; (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Contribution or the Distribution will be in effect and no such litigation or legal action will have been threatened or will be pending and no action, suit or other proceeding will be pending by any governmental entity that, if successful, would restrict or prohibit the consummation of the Contribution or the Distribution; (vi) any applicable waiting periods under the HSR Act or the Exon-Florio Amendment will have expired or been terminated; (vii) the Registration Statement on Form 10 filed by the Company with the Commission under the Exchange Act with respect to the UCRI Shares being distributed in the Distribution (the "Form 10") will have been declared effective by the Commission; (viii) Purchaser will have accepted for payment pursuant to the Offer a number of validly tendered shares which satisfies the Minimum Condition;
(ix) the representations and warranties of Parent contained in the Merger Agreement will be true and correct in all material respects; (x) the non-contravention of laws; (xi) the absence of a Material Adverse Change or any event that could reasonably be expected to result in a Material Adverse Change;
(xii) Allen R. Maxwell will not have indicated that he does not intend to abide by the terms of his employment agreement; and (xiii) Parent will have paid to the Company any amount by which the Funded Debt outstanding at the Offer Closing Time is less than $110,000,000.

     Under applicable law, the Contribution and the Distribution would constitute a "fraudulent transfer" if (i) DAKA International is insolvent at the Offer Closing Time or the time of Distribution, (ii) the Contribution or the Distribution would render DAKA International insolvent, (iii) the Contribution or the Distribution would leave DAKA International engaged in a business or transaction for which its remaining assets constituted unreasonably small capital or (iv) DAKA International intended to incur or believed it would incur debts beyond its ability to pay as such debts mature. Generally, an entity is considered insolvent if it is unable to pay its debts as they become due and payable or if the fair value of its assets is less than the amount of its actual and expected liabilities. In addition, under Section 170 of the DGCL (which is applicable to the Distribution), a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus stated capital) and not out of stated capital.

     If a court, in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that, at the time DAKA International effects the Contribution and the Distribution, DAKA International
(i) was insolvent, (ii) was rendered insolvent by reason of such transaction,
(iii) was engaged in a business or transaction for which DAKA International's remaining assets constituted unreasonably small capital or (iv) intended to incur or believed it would incur debts beyond its ability to pay as such debts matured, such court could void the Contribution and the Distribution as a fraudulent conveyance and require that stockholders of DAKA International return the UCRI Common Stock to DAKA International or to a fund for the benefit of DAKA International's creditors.

EMPLOYEE BENEFITS AND LABOR MATTERS

     General. For purposes of allocating employee benefit liabilities and obligations, "Foodservice Employee" in the Reorganization Agreement means any individual who upon the Offer Closing Time is an officer or employee of any member of either the UCRI Group or the DAKA International Group and who is set forth on the disclosure schedules to the Reorganization Agreement (which schedule will be updated by mutual agreement of the Company and Parent prior to the Offer Closing Time). The schedule will include such officers or employees who are on approved leave or lay-off (with recall rights) from active employment, other than any individual who, as of the Merger Closing Date, has been determined to be permanently disabled under existing benefit plans of the Company.

     Also under the Reorganization Agreement, the Company and the UCRI Group generally will be responsible for claims or proceedings against DAKA International or Daka relating to any alleged violation of any legal requirement pertaining to labor relations or employee matters to the extent that the allegations relate to any period prior to the Offer Closing Time and for withdrawal liabilities in connection with a multi-employee plan beyond certain threshold amounts decided in the Reorganization Agreement.

     Furthermore, DAKA International will take the necessary actions to transfer ownership of life insurance policies on the lives of its executives (other than Allen R. Maxwell) to the Company, and the Company will assume all liability for earned or accrued vacation pay and banked or earned/accrued sick leave pay accrued by Foodservice Employees and the Company's employees through the Offer Closing Time. Vacation pay and sick leave for Foodservice Employees after the Offer Closing Time will be provided under Parent's vacation and sick leave policies.

     Employee Welfare Plans. In general, the Reorganization Agreement requires DAKA International to amend its employee benefit and executive compensation plans to remove DAKA International as sponsor and named fiduciary and substitute the Company in its place prior to the Offer Closing Time. Also prior to the Offer Closing Time, Parent is required to establish new plans, or amend existing plans (the "Parent Plans"), in order to make available to eligible Foodservice Employees approximately the same benefits as were available to them (with the same vesting or service credit status, where applicable) prior to the Offer Closing Time. The Reorganization Agreement also provides that the appropriate amount of plan assets, in the case of funded benefit plans, will be transferred from DAKA International welfare plans (the "DAKA Welfare Plans") to Parent Plans in order to provide benefits to the eligible Foodservice Employees after the Offer Closing Time. Foodservice Employees will be permitted to roll over their DAKA Welfare Plan account balances into Parent Plans, subject to the terms thereof. Except as otherwise noted in the Reorganization Agreement, DAKA International will cause the Company or one of its subsidiaries to assume and be solely responsible for or cause its insurance carriers or agents to be solely responsible for, all liabilities for welfare benefit claims incurred on or prior to the Closing Date under the DAKA Welfare Plans.

     The Reorganization Agreement provides that the Company and the UCRI Group will be responsible for any retiree medical, life insurance or other benefits that are now or may hereafter become payable with respect to any former employee of DAKA International or one of its affiliates who retired from the Company, DAKA International, or any of their subsidiaries prior to the Offer Closing Time and who met the eligibility requirements for such benefits at that time. The Foodservice Employees who retire from DAKA International or Parent after the Offer Closing Time will not be entitled to retiree medical and life insurance benefits from either the DAKA Welfare Plans or the Parent Plans.

     Severance Pay. The UCRI Group will assume and be solely responsible for all liabilities and obligations whatsoever in connection with claims for severance pay benefits without regard to when such claims are made under the terms of the Daka International, Inc. Severance Pay Program or any of the severance plans sponsored by any member of DAKA International Group prior to the Offer Closing Time, including, without limitation, any individuals who, in connection with the Distribution, cease to be employees of the DAKA International Group, whether or not such individuals are offered or accept employment with either Group. DAKA International will be responsible for the payment of severance pay benefits payable pursuant to any New Welfare Plan (as defined in the Reorganization Agreement) that may be established after the Offer Closing Time to provide severance pay benefits to Foodservice Employees at the time of their termination.

     Collective Bargaining Agreements. Under the Reorganization Agreement, as of the Offer Closing Time DAKA International and the DAKA International Group will retain and be responsible only for the collective bargaining agreements listed in the Reorganization Agreement, and only to the extent such agreements relate to the terms and conditions of employment of the Foodservice Employees. The Company and the UCRI Group will assume and be solely responsible for all liabilities or claims made or arising under any collective bargaining agreement covering the terms and conditions of either group of employees relating to any period of time on or before the Offer Closing Time.

TREATMENT OF DAKA STOCK OPTIONS

     Effective as of the Distribution Date, the Company will adopt (and DAKA International, as sole stockholder of the Company, will approve) the Company's 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan") for the benefit of employees of the Company and non-employee directors of the Company. See "Management -- Employee Stock Plans -- 1997 Stock Option Plan."

     As provided in the Reorganization Agreement, DAKA Stock Options which have been granted to employees of the Company, non-employee directors of the Company, and former DAKA International employees (who are not employees of the Company) pursuant to DAKA International's 1994 Equity Incentive Plan, the 1988 Incentive Stock Option Plan, and the 1988 Nonqualified Stock Option Plan (collectively, the "DAKA Option Plans"), and which are outstanding immediately prior to the Distribution, shall be converted into two (2) separate non-qualified options. The holder of a DAKA Stock Option will receive one option to purchase DAKA Shares (the "DAKA Converted Option") and one option to purchase UCRI Shares (the "UCRI Converted Option"), with each Converted Option to purchase shares of either DAKA Stock or UCRI Stock, as the case may be, equal in number to the number of DAKA Shares relating to such DAKA Stock Option. The exercise price per share of each DAKA Converted Option shall be adjusted by dividing the pre-conversion exercise price by the DAKA Conversion Factor. The DAKA Conversion Factor shall mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus (ii) the per share fair market price of the UCRI Common Stock, determined based on the average closing price of the UCRI Common Stock over the three-consecutive day trading period immediately following the Offer Closing Time (the "UCRI Stock Value") by (b) the Offer Price. The exercise price per share of each UCRI Converted Option shall be adjusted by dividing the pre-conversion exercise price by the UCRI Conversion Factor. The UCRI Conversion Factor shall mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus (ii) the UCRI Stock Value by
(b) the UCRI Stock Value. Each Converted Option shall otherwise be subject to the same terms and conditions as the original DAKA Stock Option.

REPRESENTATIONS AND WARRANTIES

     In the Reorganization Agreement, the Company makes certain representations and warranties to DAKA International, Daka and Parent, and each of DAKA International and Daka, jointly and severally, made certain representations and warranties to the Company, with respect to: (a) its due organization, good standing and corporate power; (b) its power and authority to execute the Reorganization Agreement and the other Ancillary Agreements to which it is party and to consummate the transactions contemplated thereby; (c) the enforceability of the Reorganization Agreement and the other Ancillary Agreement to which it is party; (d) the non-contravention of laws or, articles of incorporation and bylaws and; (e) the absence of the need for governmental or third-party consents in connection with the execution, delivery and performance by it of the Reorganization Agreement and the other Ancillary Agreements to which it is party, except as set forth in the Merger Agreement.

AMENDMENT

     The Reorganization Agreement provides that the parties thereto may modify or amend the Reorganization Agreement only by written agreement executed and delivered by duly authorized officers of the respective parties.

                                OTHER AGREEMENTS

THE TAX-ALLOCATION AGREEMENT

     The following summary of certain terms of the Tax Allocation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tax Allocation Agreement (a copy of which has been filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part).

     The Company, DAKA International and Parent have entered into the Tax Allocation Agreement which sets forth each party's rights and obligations with respect to payments and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Merger and related matters such as the filing of tax returns and the conduct of audits and other tax proceedings.

     In general, under the Tax Allocation Agreement, the Company will be responsible for all tax liabilities of the DAKA International Group and the UCRI Group for periods (or portions of periods) ending on or before the effective date of the Distribution and will have the benefit of any tax refunds, tax credits or loss carryforwards arising in such pre-Distribution periods. For periods (or portions of periods) beginning after the effective date of the Distribution, in general, the Company will be responsible for tax liabilities of the UCRI Group, and DAKA International will be responsible for tax liabilities of DAKA International Group.

POST-CLOSING COVENANTS AGREEMENT

     The Post-Closing Covenants Agreement includes significant undertakings on the part of the Company with respect to its operations after the Offer Closing Time and potential liability and payments due to DAKA International and Purchaser after the Offer Closing Time. While the amount of payments, if any, which might be payable to DAKA International by the Company under the Post-Closing Covenants Agreement cannot be quantified at this time, the aggregate amount of such payments could have a material effect on the financial condition of the Company.

     The following summary of certain provisions of the Post-Closing Covenants Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Post-Closing Covenants Agreement (a copy of which has been filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part).

     Indemnification by the Company. The Post-Closing Covenants Agreement provides that except as otherwise specifically provided in the Merger Agreement or any Ancillary Agreement, and subject to certain provisions of the Post-Closing Covenants Agreement, the Company, will indemnify, defend and hold harmless Parent, each affiliate of Parent, including any of its direct or indirect subsidiaries (including, after the Offer Closing Time, DAKA International and Daka and any subsidiary of Daka), (the "Compass Indemnitees") from and against, and pay or reimburse the Compass Indemnitees for, all losses, liabilities, damages, deficiencies, obligations, fines, expenses, claims, demands, actions, suits, proceedings, judgments or settlements, including certain interest and penalties, out-of-pocket expenses and reasonable attorneys' and accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of such Compass Indemnitee's rights under the Post-Closing Covenants Agreement, suffered by such Compass Indemnitee ("Indemnifiable Losses"), as incurred relating to or arising from (i) the Assumed Liabilities, including without limitation the Special Liabilities (as defined in the Post Closing Covenants Agreement) (including the failure by the Company or any of its subsidiaries to pay, perform or otherwise discharge such Assumed Liabilities in accordance with their terms), whether such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Offer Closing Time; (ii) a claim by any person who is not the Company or an affiliate of the Company (other than DAKA International or Daka) (collectively, "UCRI Indemnitees") or one of the Compass Indemnitees (a "Third Party Claim") that there is any untrue statement or alleged untrue statement of a material fact contained in any of the Schedule 14D-1, the Schedule 14D-9, the Form 10, the Information Statement, the Proxy Statement or any other document filed or required to be filed with the Commission in connection with the transactions contemplated by the Merger Agreement, the Reorganization Agreement or any preliminary or final form thereof or any amendment or supplement thereto (the "Filings"), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only (a) in the case of the Schedule 14D-1 with respect to information provided by the Company, DAKA International or Daka in writing relating to the Company, DAKA International or Daka, as the case may be, contained in or omitted from such Filings or (b) in the case of the Proxy Statement, information that is derived from filings made by DAKA International with the Commission prior to the Offer Closing Time; (iii) the breach by the Company or any of its subsidiaries of any agreement or covenant or from an inaccuracy in any representation or warranty of DAKA International or Daka contained in the Merger Agreement or an Ancillary Agreement which does not by its express terms expire at the Offer Closing Time; (iv) any Special Liability (as defined in the Post-Closing Covenants Agreement), including, among others, any civil action or any action by a Governmental Entity (as defined in the Post-Closing Covenants Agreement) where such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring or existing prior to the Offer Closing Time and relating to DAKA International, including, but not limited to, the Venturino Lawsuit and any other litigation pending as of or relating to a time period prior to the Offer Closing Time, as well as claims and action relating to or arising from actions or omissions occurring prior to the Offer Closing Time by DAKA International, Daka or their affiliates in connection with the performance of the transactions contemplated by the Merger Agreement or the Ancillary Agreements or any other matter set forth in the Post-Closing Covenant Agreement; (v) any actual or alleged criminal violation of any law, rule or regulation of any Governmental Entity ("Criminal Matters") by DAKA International or any of its subsidiaries, including Daka, or any director, officer, employee or agent of DAKA International or any of its subsidiaries, including Daka, occurring or alleged to have occurred prior to the Offer Closing Time or any Criminal Matters by the Company or any of its subsidiaries, or any director, officer, employee or agent of the Company or any of its subsidiaries, occurring or alleged to have occurred prior to or after the Offer Closing Time; (vi) any claim that the execution, delivery or performance by the Company, DAKA International or Daka of each of the Merger Agreement or the Ancillary Agreements to which it is or will be a party or the consummation of the transactions contemplated thereby results in a violation or breach of, or constitutes a default or impermissible transfer under, or gives rise to any right of termination, first refusal or consent under or gives rise to any right of amendment, cancellation or acceleration of any material benefit under, any Material Contract other than a Customer Contract (each as defined in the Post-Closing Covenants Agreement); (vii)(a) the Benefit Plans or Multiemployer Plans sponsored or contributed to by any member of the DAKA International Group, but only with regard to events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted prior to the Offer Closing Time or occurring in connection with or as a result of the consummation of certain transactions contemplated by the Merger Agreement and the Reorganization Agreement, (b) the employment of any Foodservice Employee during the period ending at the Offer Closing Time, or (c) the employment or termination of any employee of the Company whether before, on or after the Offer Closing Time; (viii) the collection of Trade Receivables or the payment of Obligations (each as defined in the Post-Closing Covenants Agreement), provided, the Company will have no obligation to indemnify for Indemnifiable Losses that are finally determined to have resulted primarily from the gross negligence or willful misconduct of Parent or its subsidiaries; (ix) the Stock Purchase Agreement (as defined below) other than monetary obligations thereunder relating to the purchase of the Series A Preferred Stock; (x) the repayment by Parent or its subsidiaries of any bonus or similar payments paid to DAKA International or Daka prior to the Offer Closing Time under the purchasing contacts set forth in the Post-Closing Covenants Agreement on a prorated basis, as further provided therein; and (xi) relating to the lease agreement by which DAKA International leases its headquarters.

     Indemnification by Parent and Purchaser. The Post-Closing Covenant Agreement provides that except as otherwise specifically provided in the Merger Agreement or any Ancillary Agreement, and subject to certain provisions of the Post-Closing Covenants Agreement, Parent and Purchaser (jointly and severally) will indemnify, defend and hold harmless the UCRI Indemnitees from and against and pay or reimburse the UCRI Indemnitees for, all Indemnifiable Losses, as incurred, relating to or arising from (i) the Foodservice Assets, the obligations and liabilities of DAKA International and Daka other than the Assumed Liabilities or the conduct of the Foodservice Business where such Indemnifiable Losses relate to or arise form events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted after the Offer Closing Time; (ii) a Third Party Claim that there is any untrue statement or alleged untrue statement of a material fact contained in any of the Filings, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only in the case of the Schedule 14D-9, Form 10, Information Statement, or Proxy Statement with respect with respect to information provided by Parent or its subsidiaries (excluding DAKA International and Daka prior to the Offer Closing Time) in writing relating to Parent or its subsidiaries contained in or omitted from such Filings; (iii) the breach by Parent or its subsidiaries (other than DAKA International or Daka) of any agreement or covenant, or from an inaccuracy in any representation or warranty of Parent or its subsidiaries (other than DAKA International or Daka) contained in the Merger Agreement or an Ancillary Agreement (other than an agreement or covenant assumed by the Company pursuant to an Ancillary Agreement) which does not by its express terms expire at the Offer Closing Time; (iv) any actual or alleged criminal matters by Parent or any of its subsidiaries, including DAKA International or Daka or any director, officer, employee or agent of Parent or any of its subsidiaries, including DAKA International or Daka, after the Offer Closing Time, occurring or alleged to have occurred prior to or after the Offer Closing Time, but, in the case of DAKA International or Daka, only where such matters do not relate to a pattern or course of conduct commencing prior to the Offer Closing Time; (v) the employment of any Foodservice Employee, but only with regard to events, occurrences, actions, omissions, facts or circumstance occurring, existing or asserted after the Offer Closing Time; (vi) the collection of Trade Receivables or the payment of Obligations by Parent or its subsidiaries pursuant to the terms of the Post-Closing Covenants Agreement, but only in the event that such Indemnifiable Losses are finally determined to have resulted primarily from the gross negligence or willful misconduct of Parent or its subsidiaries; and (vii) the repayment by the Company of any bonus or similar payments paid to Parent or its subsidiaries after the Offer Closing Time under the purchasing contracts set forth in the Post-Closing Covenants Agreement on a prorated basis, as further provided therein.

     Limitation on Indemnification Obligations. The Post-Closing Covenants Agreement provides the amount of any Indemnifiable Loss or other liability for which indemnification is provided in the Post-Closing Covenants Agreement will be net of any amounts actually recovered by the indemnitee from third parties (including amounts actually received under insurance policies). In addition, neither New International nor Parent will have any liability for indemnification for Indemnifiable Losses unless the aggregate of all Indemnifiable Losses for which it would be liable, but for certain limitations described therein exceeds on a cumulative pre-tax basis $250,000 (the "Basket Amount") and then only the amount by which such Indemnifiable Losses exceed the Basket Amount provided that the Basket Amount will not apply to amounts paid in connection with certain Special Liabilities (which amounts will be paid in their entirety). In no event will the Company have a right of contribution against DAKA International or Daka in connection with indemnities of DAKA International and Daka found in the Post-Closing Covenants Agreement, the Merger Agreement or any of the Ancillary Agreements.

     Transitional Arrangements. The Company and Parent have agreed to enter into an agreement or agreements with respect to certain transitional arrangements (the "Transition Agreement") to be effective upon the consummation of the Merger. The Transition Agreement is expected to address, among other things, the allocation of employees; overhead support services; the sublease by Parent of a portion of the Company's leased headquarters office facilities; information support services; licensed software; representations and covenants as to the nature and extent of the Company's software resources and the software necessary for the conduct of the Foodservice Business; accounting and payroll business practices; division of headquarters assets; and records retention issues.

     Insurance. Except as otherwise specifically provided in the Merger Agreement, the Reorganization Agreement or any other Ancillary Agreement, with respect to any loss, liability or damage relating to the Foodservice Assets rising out of events occurring prior to the Offer Closing Time, the Company will assert any such claims under the Insurance Policies with respect to such loss, liability or damage in accordance with the terms thereof. Upon the request of the Company, Parent will use reasonable best efforts to assist the Company in resolving any such claims under the Insurance Policies with respect to such loss, liability or damage.

Notwithstanding the foregoing, the Company will have full responsibility to assert any claim with respect to the Foodservice Assets arising out of events occurring prior to the Offer Closing Time and the Company assumes full responsibility for all costs, payment obligations and reimbursement obligations relating to such claims.

     Reorganization Expenses. The Post-Closing Covenants Agreement provides that, except as otherwise expressly provided in the Ancillary Agreements, the Company will be responsible for and agree to pay such expenses which are agreed in the Merger Agreement to be the responsibility of DAKA International or Daka but only to the extent they were incurred before the Offering Closing Time; provided that DAKA International may, prior to the Offer Closing Time, pay any such expenses that would otherwise be or become the responsibility of the Company.

     Covenant Not to Compete. In the Post-Closing Covenants Agreement, the Company agrees that, for a period of five years following the Offer Closing Time, neither it nor any of its subsidiaries will directly or indirectly, either individually or as an agent, partner, shareholder, investor, consultant or in any other capacity, (i) participate or engage in, or assist others in participating or engaging in, the business of providing contract catering, contract food and vending services to business and industry, educational institutions, airports, healthcare or museums or similar leisure facilities in the continental United States but excluding food service at certain retail outlets (the "Restricted Business"); provided, however, that the Company without violating the Post-Closing Covenants Agreement, may own a passive investment of in the aggregate not more than 2% of the issued and outstanding stock of a publicly held corporation, partnership or other entity engaged in the business of providing foodservice or vending services; (ii) influence or attempt to influence any customer of Parent, Purchaser, DAKA International or Daka to divert its business from Parent, DAKA International or Daka to any person then engaged in any aspect of the Restricted Business in competition with Parent, DAKA International or Daka; or (iii) solicit or hire any of the Foodservice Employees at the district manager level or above, either during the term of such person's employment by Parent, DAKA International or Daka or within 12 months after such person's employment has ceased for any reason, to work for the Company or any person in any aspect of foodservice (including vending service) in competition with Parent, DAKA International, or Daka; provided the foregoing will not apply to foodservice (i) terminated by Parent, DAKA International, or Daka after the Offer Closing Time or (ii) who have been employed by Persons other than Parent, DAKA International, or Daka for at least six months prior to being hired by the Company or its subsidiaries.

     Net Worth. The Post-Closing Covenants Agreement provides that for a period ending on the later of three years following the Offer Closing Time or the final resolution of certain claims for indemnification thereunder, the Company and its subsidiaries, on a consolidated basis, will maintain at all times a net worth (determined in accordance with generally accepted accounting principles, consistently applied) of not less than $50,000,000 (the "Minimum Net Worth"). During the same period, the Company will provide to Parent, within 45 days following the end of each of the Company's fiscal quarters, a certificate of the chief financial officer of the Company certifying the Company's continuing compliance with such covenant. If the Company fails to meet the Minimum Net Worth, it will immediately provide alternative secured collateral for such deficiency in a form reasonably satisfactory to Parent.

     Duty to Defend. Under the Post-Closing Covenants Agreement, the Company covenants and agrees that it will vigorously and in good faith defend the Compass Indemnitees in any proceeding or claim of which it has assumed (or is required to assume the defense) pursuant to the Post-Closing Covenants Agreement, including but not limited to the Special Liabilities and any Third Party Claim. If the Company determines to settle any claim, including but not limited to the Special Liabilities or any Third Party Claim, the Compass Indemnitees will have no duty or obligation to contribute to any settlement, and the failure of any Compass Indemnitee to so contribute will in no way excuse or discharge the obligations of the Company under the Post-Closing Covenants Agreement.

     Guaranty by Champps and Fuddruckers. Pursuant to the terms of the Post-Closing Covenants Agreement, each of Champps and Fuddruckers, jointly and severally, continuously and unconditionally guarantees to Parent and its subsidiaries the full and prompt payment and performance of all obligations of the Company under the Ancillary Agreements, whenever the same, or any part thereof, shall become due and payable in accordance with the terms of the Ancillary Agreements (the "Guaranty"). Notwithstanding the foregoing, the Guaranty is limited to those obligations of the Company that become due for payment or for which performance will have begun and as to which the Company has been properly put on notice of a potential claim of Indemnifiable Loss on or before December 31, 1998. In addition, Champps and Fuddruckers each agree that Parent or its subsidiaries may at any time and from time to time without notice to Champps or Fuddruckers renew, amend, modify or extend the time of payment or performance of any obligations guaranteed under the Post-Closing Covenants Agreement as Parent may deem advisable without discharging, releasing or in any manner affecting the liability of Champps or Fuddruckers thereunder. Finally, the Post-Closing Covenants Agreement provides that the Guaranty is a guaranty of payment and performance and not of collection, and each of Champps and Fuddruckers waives any right it may have to require that any action be brought against the Company or to require that resort be had to any security.

     Trade Receivables and Obligations. The Reorganization Agreement provides that the Trade Receivables and the Obligations (as each is defined in the Post-Closing Covenants Agreement) have been assigned and transferred to the Company. Pursuant to the Post-Closing Covenants Agreement, the Company appointed Daka as its agent after the Offer Closing Time for the purposes of collection of the Trade Receivables and payment of the Obligations, and authorized Daka to pay the Obligations and to collect the Trade Receivables. Daka will serve in such capacity commencing at the Offer Closing Time and continuing thereafter for a period of not more than four months using prompt, diligent and reasonable efforts, consistent with its regular collection practices, for its own Trade Receivables, to collect those Trade Receivables owned by the Company to be identified by the Company to Daka at the Offer Closing Time. Daka will have no obligation to institute any action or other litigation before any court, agency, arbitrator or tribunal to collect or enforce any right of the Company with respect to its Trade Receivables. In each instance where the institution of an action or a lawsuit is appropriate, Daka will allow the Company to collect such Trade Receivables and to pursue any such remedies. However, Daka will not, without the Company's prior written consent, compromise or settle for less than full value of any Trade Receivables unless Daka pays the Company the full amount of any deficiency. In connection with Daka's collection efforts, the Company will assist Daka, subject to certain limitations, with special collection efforts on selected Trade Receivables if Daka in reasonable discretion requests such efforts. With respect to Obligations, commencing at the Offer Closing Time and continuing for a period of not more than four months thereafter, Daka will pay when due certain Obligations of the Company to be identified by the Company to Daka at the Offer Closing Time. Daka will pay such Obligations from the collected Trade Receivables, and the obligation of Daka to pay such Obligations will be limited to the actual amount of Trade Receivables collected by Daka. The Company may elect to provide to Daka, from time to time, a schedule of proposed payments of Obligations, which Daka will follow, unless Daka determines adherence to such schedule will have a material adverse effect on its ability to operate the Foodservice Business in the ordinary course or impair the credit of Daka.

     Daka shall not be obligated to remit to the Company any net proceeds from the collection of Trade Receivables for eight weeks after the Offer Closing Time. Not later than the business day following the last day of the eighth week after the Offer Closing Time, Daka will remit to the Company the amount of collected Trade Receivables in excess of the aggregate amount of Obligations paid by Daka, provided that Purchaser may retain an amount sufficient to cover any payments that Purchaser in good faith determines to be due to Purchaser from the Company under the terms of the Post Closing Covenants Agreement (including the "Post Closing Payments" provisions summarized below), even if the amount of such payments or the obligations of the Company to make such payments has not been finally established. Thereafter, Parent will remit any such net amount of the Company not later than the first business day following the end of each succeeding two-week period, provided, however, that Parent's obligation to remit any such excess Trade Receivables to the Company will be subject to a right of setoff granted to Parent in connection with the "Post-Closing Payments" provisions summarized below. The extent to which Purchaser can control the timing and amount of cash payments to the Company from the collection of Trade Receivables, such control could have a material adverse effect on the Company's cash flow and financial condition.

     Post-Closing Payments. The Post-Closing Covenants Agreement provides for post-closing payments in the following circumstances: (i) if the amount of the Foodservice Current Assets (as defined in the Post-

Closing Covenants Agreements and determined from the financial statements for the Foodservice Business) is less than $10,000,000, then the Company will pay to Parent an amount equal to such shortfall; (ii) if the product of $7.50 times the sum of (A) the total number of issued and outstanding DAKA Shares as of the Offer Closing Time plus (B) the total number of DAKA Shares into which all shares of Series A Preferred Stock issued and outstanding as of the Offer Closing Time are convertible is greater than $85,000,000 plus the amount paid by the Company to Parent pursuant to Section 6.7(a)(ii) of the Merger Agreement, then the Company will pay Parent the amount of such difference; and (iii) if the Total Foodservice Managed Volume and Total Foodservice Segment Income (as defined in the Post-Closing Covenants Agreement and determined from the financial statements of the Foodservice Business), as adjusted to take into account customer contracts that have been lost or gained between June 30, 1996 and the Offer Closing Date and certain other adjustments, are below or above $289,300,000 and $20,500,000, respectively, the Company or Parent, as applicable, will pay to the other party a Managed Volume/Profitability Adjustment calculated by applying to $195,000,000 a percentage derived from a formula set forth in the Post-Closing Covenants Agreement that gives equal weight to any such shortfall or excess of the adjusted managed volume, on the one hand, and any such shortfall or excess of the adjusted segment income, on the other hand.

SERIES A PREFERRED STOCK

     DAKA International currently has issued and outstanding 11,911.545 shares of Series A Preferred Stock (which are convertible into 264,701 DAKA Shares) and 264,701 warrants exercisable for DAKA Shares upon redemption of the Series A Preferred Stock. DAKA International has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of May 26, 1997, among DAKA International, Parent, Purchaser, First Chicago Equity Corporation, an Illinois corporation ("FCEC"), and Cross Creek Partners I, an Illinois general partnership ("Cross Creek"), and all of the other holders of Series A Preferred Stock (together with FCEC and Cross Creek, the "Preferred Stockholders"), pursuant to which the Preferred Stockholders will sell to Purchaser, and Purchaser will buy, all of the issued and outstanding Series A Preferred Stock and related warrants. Such purchase and sale of the Series A Preferred Stock will occur immediately following the consummation of the Offer and the Preferred Stockholders will receive from Purchaser an amount in cash equal to the product of the Offer Price multiplied by the number of DAKA Shares into which such shares of Series A Preferred Stock are then convertible. The Stock Purchase Agreement also provides that, as required by the Certificate of Designation of the Series A Preferred Stock, any dividend declared on the DAKA Common Stock will be paid to the Preferred Stockholders. Accordingly, because the Distribution Record Date will be the date immediately prior to the consummation of the Offer, and the sale of the Series A Preferred Stock is conditioned upon such consummation, the Preferred Stockholders will not be obligated to sell their Series A Preferred Stock unless and until the Offer is consummated and will receive 264,701 UCRI Shares pursuant to the Distribution. The Preferred Stockholders will receive no consideration in the Offer or in the Merger and the Series A Preferred Stock and related warrants will be cancelled. The Company will have no preferred stock or warrants outstanding immediately after the Distribution.

                               MARKET FOR SHARES

LISTING AND TRADING OF THE UCRI COMMON STOCK

     Under existing Nasdaq requirements, DAKA International will make a public announcement of the special dividend to effect the Distribution at least 10 calendar days prior to the Distribution Record Date (or such shorter period as permitted by Nasdaq).

     The Company has applied for listing of the UCRI Common Stock on Nasdaq under the symbol "UCRI." Initially the Company is expected to have approximately 1,794 holders of record, based on the number of stockholders of record of DAKA International as of May 23, 1997.

     A "when-issued" trading market for the UCRI Common Stock is expected to develop on or about the Distribution Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the UCRI Shares may trade, on a "when-issued" basis or after the Distribution, cannot be predicted. The Company has applied for listing of the UCRI Common Stock on Nasdaq. There can be no assurance, however, that Nasdaq will approve the UCRI Common Stock for trading prior to the Distribution Record Date or at all, that a liquid trading market for the UCRI Common Stock will develop, or that listing of the UCRI Common Stock on Nasdaq will be maintained. There also can be no assurance as to the prices at which the UCRI Common Stock will trade before or after the Distribution Date. Until the UCRI Common Stock is fully distributed and an orderly market develops, the prices at which shares trade may fluctuate significantly. Prices for UCRI Shares will be determined in the marketplace and may be influenced by many factors other than the financial performance and prospects of the Company, including the depth and liquidity of the market for the shares, investor perception of the Company and the industry in which the Company participates and general economic and market conditions. See "Risk Factors -- Absence of Prior Trading Market for the Common Stock."

     The UCRI Shares distributed to DAKA International stockholders are expected to be freely transferable, except for UCRI Shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company, and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their UCRI Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder.

TRADING MARKET OF DAKA STOCK

     As of May 23, 1997, there were approximately 1,794 stockholders of record of DAKA International. Following the consummation of the Offer, the DAKA Common Stock may no longer meet the requirements of Nasdaq for continued listing and may, therefore, be delisted by the National Association of Securities Dealers.

                                DIVIDEND POLICY

     The Company does not currently anticipate paying any dividends or distributions in the foreseeable future. The Company currently intends to retain all earnings to support its growth strategy. The payment of dividends may be prohibited under any future credit facility which the Company may obtain. Payment of future dividends, if any, on the UCRI Common Stock will be at the discretion of the Board after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary addresses the material federal income tax consequences to holders of DAKA Common Stock from the Offer, the Merger and the Distribution. The summary does not address all aspects of federal income taxation that may be relevant to particular holders of DAKA Common Stock and thus, for example, may not be applicable to holders of DAKA Common Stock who are not citizens or residents of the United States or holders of DAKA Common Stock who are employees and who acquired their shares pursuant to the exercise of incentive stock options; nor does this summary address the effect of any applicable foreign, state, local or other tax laws. The discussion assumes that each holder of DAKA Common Stock holds such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PRECISE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS.

     Tax Consequences of Receipt of Cash and Shares of UCRI Common
Stock. Assuming that Purchaser accepts DAKA Common Stock pursuant to the Offer, and the Distribution and the Merger are consummated, holders of record of DAKA Common Stock on the Distribution Record Date, and who also tender their DAKA Shares in the Offer or have such shares exchanged for the Merger Price upon consummation of the Merger, will receive for each DAKA Share consideration consisting of (i) one UCRI Share and (ii) $7.50 in cash. Holders of record of DAKA Common Stock on the Distribution Record Date, and who sell their DAKA Shares after the Distribution Date other than pursuant to the Offer or the Merger, will receive consideration consisting of (i) one UCRI Share for each DAKA Share held on the Distribution Record Date and (ii) the proceeds from the sale of their DAKA Shares. In each of the above-mentioned cases, the receipt of such consideration will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

     The proper federal income tax characterization of the Distribution as either a dividend or as proceeds from the sale or exchange of DAKA Shares is unclear. When addressing the issue of whether a distribution from a corporation in connection with a disposition of all of the shares of that corporation is treated as sale proceeds or as an ordinary income dividend, the courts and the Internal Revenue Service ("IRS") have each reached inconsistent positions and have used inconsistent methods of analysis.

     Certain authorities support treatment of the Offer, the Distribution and the Merger as a single integrated transaction in which a holder of DAKA Common Stock receives the cash in an actual exchange for a portion of such holder's DAKA Common Stock and receives UCRI Shares in a constructive redemption of such holder's remaining DAKA Common Stock. Parent and the Company have agreed to treat the purchase of DAKA Common Stock in the Offer, the Distribution and the Merger in accordance with this analysis for all tax purposes. If this treatment applies, a holder of DAKA Common Stock would recognize gain or loss equal to the difference between (i) the sum of the amount of cash plus the fair market value of the UCRI Shares received (which fair market value likely will equal the average trading value per share of UCRI Common Stock on the first Nasdaq trading day following the Distribution Date) and (ii) such holder's adjusted tax basis for such holder's DAKA Common Stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the exchange, the stockholder has held the DAKA Common Stock for more than one year.

     Although there are authorities supporting the view that the UCRI Common Stock received in the Distribution should be treated as having been received in a constructive redemption of a portion of the DAKA Common Stock, certain other authorities support treating the receipt of the UCRI Common Stock as taxable in an independent transaction. If the Distribution is treated as an independent transaction, the fair market value of the shares of UCRI Common Stock would be taxable to the recipient as a distribution from the Company under Section 301 of the Code. In either case, the cash received by a holder of DAKA Common Stock would still be treated as received in exchange for such holder's DAKA Common Stock and would be subject to tax in the manner described above.

     Under Section 301 of the Code, the amount of the Distribution would be taxable as a dividend for federal income tax purposes to the extent of the Company's current and accumulated earnings and profits. The amount of the Distribution that exceeds such earnings and profits would first be treated as a non-taxable return of capital to the extent of the stockholder's tax basis in such stockholder's DAKA Common Stock, and such stockholder's tax basis in such DAKA Common Stock would be reduced accordingly (but not below zero), and thereafter as capital gain. The amount of any reduction in the stockholder's basis in such DAKA Common Stock would increase the stockholder's gain (or reduce the stockholder's loss) on the exchange of the DAKA Common Stock for cash. The determination of a corporation's earnings and profits requires complex factual and legal analyses; moreover, the amount of a corporation's current earnings and profits cannot be determined until the close of its taxable year. To the extent, if any, that the receipt of UCRI Common Stock is treated as a dividend under the foregoing rules, certain corporate stockholders may be eligible for the "dividends received deduction" ("DRD") with respect to such dividend, subject to certain holding period and other limitations. Any such dividend received by a corporate stockholder eligible for the DRD would constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code if, in general, the value of the distribution exceeds 10% of the holder's basis in its DAKA Shares. If Section 1059 were to apply, a corporate stockholder that has not held its DAKA Shares for a period of more than two years prior to the dividend announcement date would be required to reduce its basis in (thereby increasing its gain or reducing its loss on the disposition of) such DAKA Shares by the portion of the dividend that was excluded from income by reason of the DRD.

     Under current law, the maximum federal tax rate applicable to long-term capital gains recognized by an individual is 28%, and the maximum federal tax rate applicable to ordinary income (including dividends) and short-term capital gains recognized by individuals is 39.6%. The maximum federal tax rate applicable to all capital gains and ordinary income recognized by a corporation is 35%. It is possible that legislation may be enacted that would reduce the maximum federal tax rate applicable to long-term capital gains, possibly with retroactive effect. It is not possible to predict whether or in what form any such legislation may be enacted.

     Regardless of whether the receipt of the UCRI Common Stock is treated as a constructive redemption or a distribution under Section 301 of the Code, a holder's tax basis in the UCRI Common Stock generally will be equal to the fair market value of the UCRI Common Stock on the Distribution Date, and such holder's holding period for the UCRI Common Stock will begin on the day after the Distribution Date.

     Withholding. Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code (and regulations promulgated thereunder), such stockholder may be subject to a "backup" withholding tax of 31% with respect to any payments received in the Offer, the Merger or as a result of the exercise of the holder's dissenters' rights. Stockholders should contact their brokers to ensure compliance with such procedures. Foreign stockholders should consult with their tax advisors regarding withholding taxes in general.

     THE FOREGOING SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED HEREIN FOR GENERAL INFORMATION PURPOSES ONLY. ACCORDINGLY, EACH HOLDER OF SHARES IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE OFFER, THE MERGER AND THE DISTRIBUTION.

                            PRO FORMA CAPITALIZATION

     The Company is a holding company formed solely to effect the Distribution and until the Distribution Date will have no material assets or operations. Immediately prior to the Distribution, the Company's assets will consist of its net investment in the Transferred Assets and all of the Company's operations (other than the management of the Transferred Assets) thereafter will be conducted through the Transferred Assets. The following presents the pro forma capitalization of the Company assuming that the formation of the Company, and the Contribution and the related transactions and events described in the Notes to the Unaudited Pro Forma Combined Balance Sheet included in this Information Statement had each been consummated on March 29, 1997.

     Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Capitalization. The Pro Forma Capitalization table below should be read in conjunction with the Company's historical combined financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Balance Sheet." The Pro Forma Capitalization table below is provided for informational purposes only and should not be construed to be indicative of the Company's capitalization or financial condition had the Contribution and such related transactions and events been consummated on the date indicated. Further, the Pro Forma Capitalization table may not reflect the capitalization or financial condition which would have resulted had the Transferral Assets been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future capitalization or financial condition.

                        UNIQUE CASUAL RESTAURANTS, INC.

                            PRO FORMA CAPITALIZATION
                                 MARCH 29, 1997
                             (Dollars in thousands)

                                                                       HISTORICAL    PRO FORMA
                                                                       --------     ------------
Cash.................................................................  $  3,798       $ 12,256
                                                                       ========       ========
Long-term debt:
  Capitalized lease obligations......................................  $  4,517       $  5,518
  Notes payable......................................................       581            581
                                                                       --------       --------
          Total long-term debt.......................................     5,098          6,099
Minority interests...................................................     1,104          1,104
Equity:
  Group equity.......................................................   110,612             --
  Preferred Stock, 5,000,000 shares authorized; none issued and
     outstanding.....................................................        --             --
  Common stock, par value $.01 per share; 30,000,000 shares
     authorized; 11,405,000 shares issued and outstanding after giving effect to converting
     the initial issuance of the Company's common stock into the
     number of shares necessary to effect the Distribution...........        --            114
  Additional paid-in capital.........................................        --        131,853
                                                                       --------       --------
          Total equity...............................................   110,612        131,967
                                                                       --------       --------
Total capitalization.................................................  $116,814       $139,170
                                                                       ========       ========

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     The following Unaudited Pro Forma Combined Balance Sheet sets forth the historical combined balance sheet of the Company assuming that the formation of the Company and the related transactions and events described in the Notes to such Unaudited Pro Forma Combined Balance Sheet had each been consummated on March 29, 1997.

     Certain non-restaurant operating assets and liabilities of DAKA International and Daka will also be contributed (the "Additional Capital Contribution") to the Company prior to the Distribution. However, those assets and liabilities, consisting of trade accounts receivable, refundable income taxes, property and equipment, other assets, accounts payable, accrued expenses, long-term debt, other long-term liabilities, contingent liabilities and deferred taxes, have not been included in the historical combined financial statements since those assets and liabilities are principally related to the Foodservice Business and have not been used in the historical operation of the Restaurant Business.

     Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Combined Balance Sheet. The unaudited pro forma combined balance sheet, however, has been prepared using financial data as of March 29, 1997 and there can be no assurance that the amounts ultimately contributed to the Company will not be substantially different. The Unaudited Pro Forma Combined Balance sheet should be read in conjunction with the Company's historical combined financial statements and notes thereto included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Combined Balance Sheet should not be construed to be indicative of the Company's financial position had the Contribution and such related transactions and events described been consummated on the date contributed. Furthermore, the Unaudited Pro Forma Combined Balance Sheet may not reflect the financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and is not necessarily indicative of the Company's future financial condition.

                        UNIQUE CASUAL RESTAURANTS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 29, 1997
                             (Dollars in thousands)

                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                         FOR
                                                                      ADDITIONAL
                                                                       CAPITAL
                                                        HISTORICAL   CONTRIBUTION      PRO FORMA
                                                        ----------   ------------     ------------
ASSETS:
Current assets:
  Cash................................................   $  3,798      $  8,458(1)      $ 12,256
  Accounts receivable, net............................      5,460        40,158(2)        45,618
  Inventories.........................................      4,389            --            4,389
  Refundable income taxes.............................         --         1,800            1,800
  Deferred tax assets (liabilities)...................       (676)        3,845(3)         3,169
  Prepaid expenses and other current assets...........      2,854                          2,854
                                                         --------       -------         --------
          Total current assets........................     15,825        54,261           70,086
Property and equipment, net...........................    113,453         1,915(4)       115,368
Investments in, and advances to, affiliates...........      5,000            --            5,000
Deferred tax assets...................................        883                            883
Other assets, net.....................................     12,126         1,810(5)        13,936
                                                         --------       -------         --------
          Total assets................................   $147,287      $ 57,986         $205,273
                                                         ========       =======         ========
LIABILITIES & GROUP EQUITY:
Current liabilities:
  Accounts payable....................................   $  9,719      $ 21,990(6)      $ 31,709
  Accrued expenses....................................      8,432        12,652(8)        21,084
  Current portion of long-term debt...................      1,096           118(7)         1,214
                                                         --------       -------         --------
          Total current liabilities...................     19,247        34,760           54,007
Long-term debt........................................      4,002           883(7)         4,885
Other long-term liabilities...........................     12,322           988(9)        13,310
Minority interests....................................      1,104            --            1,104
Group equity..........................................    110,612        21,355(10)      131,967
                                                         --------       -------         --------
                                                         $147,287      $ 57,986         $205,273
                                                         ========       =======         ========

                        UNIQUE CASUAL RESTAURANTS, INC.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 29, 1997

 (1) To reflect the transfer to the Company of excess Foodservice Business depository cash and the additional borrowings up to the long-term debt balance assumed by Purchaser pursuant to the Merger Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

 (2) To reflect the transfer to the Company of all Foodservice Business trade accounts receivable.

 (3) To reflect the transfer to the Company of anticipated income tax refunds resulting from the current year loss of DAKA International and the temporary differences resulting from the Additional Capital Contribution.

 (4) To reflect the transfer to the Company of certain corporate property and equipment.

 (5) To reflect the transfer to the Company of a long-term note receivable due from a certain educational institution.

 (6) To reflect the transfer to the Company of Foodservice Business trade accounts payable.

 (7) To reflect the transfer to the Company of certain corporate capital lease obligations.

 (8) To reflect (i) the transfer to the Company of all Foodservice Business accrued expenses; and (ii) to record certain transaction costs including professional fees, insurance costs associated with the shareholder lawsuit described in "Business -- Legal Proceedings", and certain costs associated with foodservice contracts.

 (9) To reflect the transfer to the Company of all Foodservice Business long-term accrued expenses, including health and workers' compensation accruals and reserves.

(10) To reflect the net increase in group equity resulting from the Additional Capital Contribution.

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents selected historical combined statement of operations and balance sheet data of the Company. The balance sheet data presented below as of June 29, 1996 and July 1, 1995 and the statement of operations data presented below for each of the fiscal years in the three-year period ended June 29, 1996 are derived from the the Company's audited combined financial statements included elsewhere herein. The balance sheet data as of July 3, 1993, June 26, 1993, June 27, 1992, March 29, 1997 and March 30, 1996
and the statement of operations data for the two years ended June 26, 1993 and for the nine months ended March 29, 1997 and March 30, 1996, respectively, were derived from the Company's accounting records, which, in the opinion of the Company's management, have been prepared on the same basis as the Company's audited historical combined financial statements and include all adjustments (consisting only of normal recurring adjustments and accruals) necessary for a fair presentation thereof.

     The operating results for the nine months ended March 29, 1997 are not necessarily indicative of the results that may be expected for the entire year. The selected historical combined financial data should be read in conjunction with the combined financial statements and related notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Information Statement.

                                                                                                       AS OF AND FOR THE
                                                      AS OF AND FOR THE FISCAL YEAR ENDED              NINE MONTHS ENDED
                                              ----------------------------------------------------   ---------------------
                                              JUNE 29,   JULY 1,    JULY 3,    JUNE 26,   JUNE 27,   MARCH 29,   MARCH 30,
                                                1996       1995       1994       1993       1992       1997        1996
                                              --------   --------   --------   --------   --------   ---------   ---------
                                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues..............................  $183,755   $137,730   $100,677   $ 83,723   $56,309    $152,360    $135,043
Income (loss) from continuing operations
  before income taxes and minority
  interests.................................   (6,931)     4,697       3,980        (38)     (398)    (12,333)     (4,148)
Income (loss) from continuing operations....   (5,670)     1,798       1,300        361        (1)     (8,548)     (3,828)
Net income (loss)...........................   (5,670)     1,798       1,300        361        (1)     (8,548)     (3,828)
Pro forma loss per share....................    (0.50)     --          --         --        --          (0.75)      --
BALANCE SHEET DATA:
Total assets................................  142,348    102,431      78,365     52,517    41,072     147,963     131,145
Long term debt, including current portion...    6,366      4,009       3,372      3,253    14,703       5,098       8,115
Group equity................................  108,894     73,979      57,666     39,921    17,784     110,612      94,980

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the separate historical combined financial statements of the Company, which present the Company's results of operations, financial position and cash flow. These historical combined financial statements include the assets, liabilities, income and expenses that were directly related to the Restaurant Business as it was operated within DAKA International. Regardless of the allocation of these assets and liabilities, however, the Company's statement of operations includes all of the related costs of doing business, including charges for the use of facilities and for employee benefits, and includes an allocation of certain general corporate expenses of DAKA International which were not directly related to the Transferred Assets, including costs for corporate logistics, information technologies, finance, legal and corporate executives. These allocations were based on a number of factors including, for example, personnel, labor costs and sales volumes. Management believes these allocations as well as the assumptions underlying the development of the Company's separate combined financial statements to be reasonable.

     The financial information included herein may not, however, necessarily reflect the results of operations, financial position and cash flows of the Company as it will operate in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. This is due, in part, to the historical operation of the Company as an integral part of DAKA International. The historical financial information included herein also does not reflect any changes which may occur in the operations of the Company following the Distribution.

     The Company historically has operated as part of DAKA International. Following the Distribution, the Company will be a stand-alone entity with objectives and strategies separate from those of DAKA International. The Company will focus on operating the Restaurant Business.

FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company and elsewhere in this Information Statement are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve risks and uncertainties, many of which may be beyond the Company's control. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors which may cause such a difference are set forth in this Information Statement under the heading "Risk Factors" and include, among others, the following: the ability of the Company to successfully implement strategies to improve overall profitability; the Company's ability to manage the Transitional Arrangements; the ultimate resolution and disposition of the Company's assumed obligations and indemnifications pursuant to the Contribution; the impact of increasing competition in the casual and upscale casual dining segments of the restaurant industry; changes in general economic conditions which impact consumer spending for restaurant occasions; adverse weather conditions, competition among restaurant companies for attractive sites and unforeseen events which increase the cost to develop and/or delay the development and opening of new restaurants; increases in the costs of product, labor, and other resources necessary to operate the restaurants; unforeseen difficulties in integrating acquired businesses; the amount and rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support operations; the availability and terms of financing for the Company and any changes to that financing; the revaluation of any of the Company's assets (and related expenses); and the amount of, and any changes to, tax rates.

PROPOSED TRANSACTION

     The Company has been formed for the purpose of effecting the Distribution in order to divest DAKA International of the Restaurant Business so that Parent may purchase the Foodservice Business pursuant to the Merger Agreement for approximately $195 million, including the assumption of DAKA International indebtedness up to $110 million.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 29, 1997. Following the purchase of DAKA Shares under the Offer and satisfaction of certain other conditions, including approval by DAKA International stockholders as may be required by law, DAKA International and Purchaser will consummate the Merger. See "The Offer, the Merger and Certain Related Transactions."

     In addition, prior to the consummation of the Offer, DAKA International will effect the Distribution. After giving effect to the Distribution and the consummation of the Offer, the Restaurant Business will be continued through the Company. See "The Reorganization."

RECENT DEVELOPMENTS

     All of the assets of the Company have been pledged as collateral under DAKA International's various debt agreements and the Company is a guarantor of any obligations pursuant to such agreements. During June 1996, DAKA International amended its revolving line-of-credit agreement principally to increase its borrowing capacity and extend the maturity date to June 30, 1999 (the "June Agreement"). At June 29, 1996, DAKA International was not in compliance with the debt service coverage, minimum tangible net worth and fixed charge coverage covenants contained in the June Agreement. On October 15, 1996, DAKA International obtained a waiver of noncompliance related to such covenants from its lenders and renegotiated certain terms and conditions of the June Agreement (the "October Agreement").

     On May 7, 1997, DAKA International renegotiated certain terms and conditions of the October Agreement (the "May Agreement," collectively the "Principal Credit Agreements") whereby DAKA International's borrowing limit will be sequentially reduced to $72.5 million by March 31, 1998. The maturity date was extended to April 2, 1998 and certain loan covenants were amended.

RESULTS OF OPERATIONS

     The Company was formed for the purpose of effecting the Distribution in order to divest DAKA International of the Transferred Assets, including the Restaurant Business in connection with the Offer. The Distribution is a condition of the Offer required by Purchaser. The Company does not have an operating history as a separate entity. Accordingly, the combined financial statements included herein may not necessarily reflect the results of operations, financial position and cash flows of the Restaurant Business had the Company been operated as a separate entity during the periods presented.

     The Company has incurred significant operating losses over the past two years and had a loss before income tax benefit minority interests of approximately $12.3 million for the nine months ended March 29, 1997. While the Company believes it has strategies that will give it the best opportunity to return to overall profitability, there can be no assurance that such strategies will be implemented within the anticipated time frame or at all, or if implemented, will be successful. Accordingly, the Company may continue to incur substantial and increasing operating losses over the next several years. The amount of net operating losses and the time required by the Company to reach sustained profitability are highly uncertain and to achieve profitability the Company must, among other things, address operational issues in the Fuddrucker restaurant chain, successfully reduce selling, general and administrative expenses as a percentage of sales from historical levels while continuing to increase net revenues from its existing restaurants and successfully execute its growth strategy for the Champps Americana restaurant chain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

     DAKA International historically funded the Company's operations and capital expenditures. At March 29, 1997, DAKA International had approximately $103.6 million outstanding under its bank credit facility. It is a requirement of the Offer that Parent assume such debt and repay it in full upon consummation of the Offer. As a result, following the Distribution, the Company is expected to have no bank debt, though the Company anticipates obtaining a credit facility for working capital purposes after the Distribution. After the Distribution the Company will continue to be obligated under sale-leaseback financing and equipment financing in connection with Company-owned restaurants. While the Company currently believes that a curtailment of restaurant expansion of Fuddruckers improved cash flows from operations, existing cash balances and working capital, available sale-leaseback financing and equipment financing will provide sufficient liquidity to meet its short-term obligations and fund capital and general corporate expenditures, the Company expects to be required to raise additional funds through bank financings or other means to meet its longer term needs. See "Risk Factors -- Limited Capital; Need for Bank Financing." Following the Distribution, the Company will be responsible for obtaining its own financing. The Company has never obtained its own financing. There can be no assurance that any such additional funding will be available to the Company or, if available, that it will be on reasonable terms.

     Notwithstanding these risks, the Company believes its near-term strategies including, but not limited to, product and menu introductions, marketing, improving operational excellence in Fuddruckers, and anticipated lower selling, general and administrative expenses resulting from actions taken since March 29, 1997 and the Transaction, should provide it with the best opportunity for improved overall profitably.

  Summary

     In February 1996, CEI Acquisition Corp., a wholly-owned subsidiary of DAKA International, merged with Champps whereupon Champps became a wholly-owned subsidiary of DAKA International. In April 1996, DAKA International also merged with Great Bagel and Coffee whereupon Great Bagel and Coffee became a wholly-owned subsidiary of DAKA International. Both transactions have been accounted for as poolings-of-interests, and accordingly, the combined financial statements and this Management's Discussion and Analysis reflect the accounts of Champps and Great Bagel and Coffee for all periods presented.

     The Company incurred a net loss of $8.5 million for the first nine months of fiscal 1997 compared with a net loss of $3.8 million for the first nine months of fiscal 1996. Included within the 1996 loss are merger costs and impairment charges aggregating $5.9 million.

     Total revenues for the nine months ended March 29, 1997, increased 12.8% to $152.4 million compared with $135.0 million last year.

     Loss before income tax benefit and minority interests amounted to approximately $12.3 million for the first nine months of fiscal 1997 compared with income from operations of $1.8 million, excluding impairment charges and merger costs, in the same period a year ago. This increase in operating loss was primarily attributable to lower average store sales in the Fuddruckers segment which reduced the Company's ability to leverage fixed costs, lower Fuddruckers franchise income, poor operating results in the Specialty Concepts segment and higher selling, general and administrative costs, offset, in part, by higher sales in the Champps segment due to one new store being opened between periods.

     The Company recorded a loss before income taxes and minority interests in fiscal 1996 of $6.9 million compared with income before income taxes and minority interests of $4.7 million in fiscal 1995 and $4.0 million in fiscal 1994. Operations in 1996 were impacted by non-recurring charges relating to merger costs and impairment charges associated with the adoption of a new accounting standard, along with poor operating performance in the Fuddruckers' segment and increased corporate selling, general and administrative expenses. Income after income taxes and minority interests decreased $7.5 million to a loss of $5.7 million in 1996 compared with income of $1.8 million and $1.3 million in 1995 and 1994, respectively.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," which resulted in a third quarter fiscal 1996 pretax charge of approximately $3.0 million. The provision included charges for impairments to the carrying value of certain restaurant assets, reacquired franchise rights, investments and certain other assets. In addition, combined operating results include a non-tax deductible charge of $2.9 million relating to the mergers with Champps and Great Bagel and Coffee. Included in these costs are legal, investment banking and professional fees associated with the transactions, and costs associated with combining the operations of previously separate companies and instituting certain operating efficiencies.

  Fuddruckers

     The following table sets forth, for the periods presented, certain financial information for Fuddruckers:

                                                                                 NINE MONTHS ENDED
                                                                              -----------------------
                                                                              MARCH 29,     MARCH 30,
                                          1996         1995        1994         1997          1996
                                        --------     --------     -------     ---------     ---------
                                                                                    (UNAUDITED)
Restaurant sales......................  $131,592     $110,703     $87,030      $102,790      $96,788
                                        ========     ========     =======      ========      =======

Sales from Fuddruckers-owned
  restaurants.........................     100.0%       100.0%      100.0%        100.0%       100.0%
Operating expenses:
  Labor costs.........................     (29.0)       (28.8)      (28.8)        (30.4)       (28.4)
  Product costs.......................     (28.2)       (27.8)      (27.8)        (27.6)       (27.9)
  Other operating expenses............     (27.0)       (25.7)      (25.7)        (31.5)       (26.6)
  Depreciation and amortization.......      (6.1)        (4.8)       (4.6)         (7.0)        (5.9)
  Impairment charges..................      (1.9)          --          --            --         (2.5)
                                        --------     --------     -------      --------      -------
Restaurant unit contribution..........       7.8%        12.9%       13.1%          3.5%         8.7%
                                        ========     ========     =======      ========      =======
Restaurant unit contribution..........  $ 10,324     $ 14,252     $11,400      $  3,552      $ 8,383
Franchising and royalty income........     6,575        5,372       4,318         2,856        5,755
                                        --------     --------     -------      --------      -------
Restaurant unit, franchising and
  royalty contribution................  $ 16,899     $ 19,624     $15,718      $  6,408      $14,138
                                        ========     ========     =======      ========      =======

COMPARISON OF NINE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996

     Sales from Fuddruckers-owned restaurants increased approximately $6.0 million, or 6.2%, to $102.8 million for the first nine months of fiscal 1997 compared with $96.8 million for the comparable period last year. This increase reflects the net addition of nine new Fuddruckers-owned restaurants during the periods, offset primarily by a 7.7% decline in comparable restaurant sales for the first nine months of fiscal 1997 and lower per restaurant average sales volumes within Fuddruckers compared with last year.

     Restaurant unit contribution, excluding impairment charges, for the first nine months of fiscal 1997 decreased approximately $7.2 million, or 67.2%, to $3.6 million compared with $10.8 million a year ago. Operating margins continued to be negatively impacted by poor sales levels, higher labor and other operating costs, and higher depreciation and amortization expenses offset, in part, by the impact of menu changes, a 3% price increase effective in early December 1996 and improved product costs.

     Franchising and royalty income decreased approximately $2.9 million for the nine months ended March 29, 1997. During the first nine months of fiscal 1997, the Company did not execute any international multi-unit development agreements. Royalty income from domestic franchised restaurants remained consistent for the first nine months of fiscal 1997 compared to last year.

COMPARISON OF FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994

     Sales in Fuddruckers-owned restaurants increased $20.9 million or 18.9% to $131.6 million in 1996 compared with $110.7 million in 1995. This increase is due to $3.3 million of incremental sales for a full year from five restaurants acquired from franchisees during 1995 and $30.3 million of sales at restaurants during their first year of operation, including 26 new restaurants opened in 1996 offset, in part, by a 4.9% decrease in comparable restaurant sales and a $4.4 million decrease in sales due to the closing and/or sale of three restaurants. Comparable restaurant sales decreased primarily as a result of inclement weather in many Fuddruckers major markets throughout the third quarter. Sales at Fuddruckers-owned restaurants increased $23.7 million or 27.2% to $110.7 million in 1995 compared with $87.0 million in 1994. This increase is due to a combination of $12.7 million of sales at 17 restaurants acquired from franchisees during the second half of 1994 and in 1995, $14.6 million of sales at restaurants during their first year of operation, including 22 new restaurants opened in 1995 and a 0.8% increase in comparable restaurant sales offset, in part, by a $1.5 million decrease in sales resulting from the closing and/or sale of five restaurants and the effect of 52 weeks of sales in 1995 whereas 1994 had 53 weeks.

     Restaurant unit contribution, excluding impairment charges, decreased $1.5 million or 10.5% to $12.8 million in 1996 compared with $14.3 million in 1995 while margins as a percentage of sales decreased from 12.9% in 1995 to 9.7% in 1996 exclusive of impairment charges of 1.9%. Higher costs as a percentage of sales in all cost components reflect the large number of new restaurants, lower than anticipated sales levels and start-up costs associated with new concepts. Operating margins decreased by 3.2% in 1996 principally due to weather-related expenses. Restaurant unit contribution increased $2.9 million or 25.4% to $14.3 million in 1995 as compared with $11.4 million in 1994. The improvement in 1995 operating margins is attributable to lower operating expenses associated with the acquired Atlanta restaurants, strong operating results at the new restaurants opened, the closing of marginally profitable restaurants, and improved product costs through national purchasing programs. Depreciation and amortization in 1996 increased significantly as a percentage of sales compared with 1995 and 1994 due primarily to increased pre-opening costs associated with new restaurants, pre-opening costs related to the "La Salsa Fresh Mexican Grill" concept and continued installation of new point of sale equipment.

     Franchising and royalty income increased $1.2 million in 1996 compared with 1995, primarily due to revenue generated from sales of domestic and international multi-unit development agreements. The remaining increase represents additional royalty income relating to 13 new franchised restaurants opened offset, in part, by the closing of 7 franchised restaurants during 1996. In 1995, franchise income increased $1.1 million compared with 1994 due to revenues generated from the sale of domestic and international multi-unit development agreements domestically offset by the reduction of royalty income associated with the acquisition of 5 franchised restaurants in 1995.

  Champps

     The following table sets forth certain financial information for Champps restaurants:

                                                                                NINE MONTHS ENDED
                                                                               -------------------
                                                                                MARCH       MARCH
                                                                                 29,         30,
                                             1996        1995        1994       1997        1996
                                            -------     -------     ------     -------     -------
                                                                                   (UNAUDITED)
Restaurant sales..........................  $41,593     $19,257     $8,273     $41,847     $29,612
                                            =======     =======     ======     =======     =======

Sales from Champps-owned restaurants......    100.0%      100.0%     100.0%      100.0%      100.0%
Operating expenses:
  Labor costs.............................    (33.2)      (31.0)     (31.4)      (32.6)      (33.0)
  Product costs...........................    (28.8)      (29.0)     (28.0)      (28.9)      (28.7)
  Other operating expenses................    (22.4)      (20.5)     (20.2)      (23.5)      (22.4)
  Depreciation and amortization...........     (8.7)       (5.5)      (3.4)       (8.2)       (7.8)
  Impairment charges......................     (0.2)         --         --          --        (0.2)
  Merger costs............................     (6.3)         --         --          --        (9.8)
                                            -------     -------     ------     -------     -------
Restaurant unit contribution..............      0.4%       14.0%      17.0%        6.8%       (1.9)%
                                            =======     =======     ======     =======     =======
Restaurant unit contribution..............  $   150     $ 2,689     $1,409     $ 2,857     $  (575)
Franchising and royalty income............      555         636        554         385         427
                                            -------     -------     ------     -------     -------
Restaurant unit, franchising and royalty
  contribution............................  $   705     $ 3,325     $1,963     $ 3,242     $  (148)
                                            =======     =======     ======     =======     =======

COMPARISON OF NINE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996

     Sales in Champps-owned restaurants increased approximately $12.2 million, or 41.3%, to $41.8 million for the first nine months of fiscal 1997 compared with $29.6 million a year ago. The increase primarily reflects the addition of six new Champps-owned restaurants in fiscal 1996 (open for all of 1997), one new Champps-owned restaurant opened in 1997, continued positive increases in comparable restaurant sales and higher per restaurant average sales volumes for the first nine months of fiscal 1997.

     Restaurant unit contribution, excluding impairment charges and merger costs, for the first nine months of fiscal 1997 increased approximately $0.5 million, or 22.9%, to $2.9 million compared with $2.4 million a year ago. Operating margins for the nine months ended March 29, 1997 were impacted by a 10.6% increase in comparable restaurant sales and improved product costs offset, in part, by higher other operating expenses and depreciation and amortization expenses associated with store openings and pre-opening costs.

COMPARISON OF FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994

     Sales in Champps-owned restaurants increased $22.3 million or 115.5% to $41.6 million in 1996 as compared to $19.3 million in 1995 primarily due to the opening of six new restaurants, increased comparable restaurant sales of 8.7%, offset by the sale of one restaurant in the last quarter of 1996. Sales at Champps-owned restaurants increased $11.0 million, or 132.5%, to $19.3 million in 1995 as compared to $8.3 million in 1994, due to the opening of two new restaurants.

     Restaurant unit contribution, excluding impairment charges and merger costs, increased 3.6% to $2.8 million in 1996 as compared to $2.7 million in 1995. This increase is due to increased revenues derived from six new restaurants, increased comparable restaurant sales of 8.7%, offset by increased labor, overhead and depreciation and amortization expenses associated with these new restaurants. In addition, one restaurant was sold in the last quarter of 1996. Income from restaurant operations increased 92.9% to $2.7 million in 1995 as compared to $1.4 million in 1994 primarily due to revenues derived from new restaurants. Franchise incoming and royalty has remained relatively consistent in 1996, 1995 and 1994.

Specialty Concepts

     The following table sets forth certain financial information for Specialty
Concepts:

                                                                                 NINE MONTHS ENDED
                                                                              -----------------------
                                                                              MARCH 29,     MARCH 30,
                                              1996       1995       1994        1997          1996
                                             ------     ------     ------     ---------     ---------
                                                                                    (UNAUDITED)
Unit sales...............................    $2,865     $1,738     $  495       $3,829        $2,115
                                             ======     ======     ======       ======        ======

Sales from unit operations...............     100.0%     100.0%     100.0%       100.0%        100.0%
Operating expenses:
  Labor costs............................     (29.5)     (37.0)     (35.8)       (46.2)        (20.6)
  Product costs..........................     (17.1)     (24.8)     (17.2)       (28.5)        (38.6)
  Other operating expenses...............     (19.3)      (9.1)     (12.0)       (27.8)        (27.3)
  Depreciation and amortization..........      (5.3)      (3.0)      (5.3)       (15.0)         (3.5)
  Impairment charges.....................     (17.9)        --         --           --         (24.2)
  Merger costs...........................     (10.5)        --         --           --            --
                                             ------     ------     ------       ------        ------
Unit contribution........................       0.4%      26.1%      29.7%       (17.7)%        14.6%
                                             ======     ======     ======       ======        ======
Unit contribution........................    $  (11)    $  453     $  147       $ (676)       $  308
Franchising and royalty income...........       575         24          7          653           346
                                             ------     ------     ------       ------        ------
Unit and franchising contribution........    $  564     $  477     $  154       $  (23)       $  654
                                             ======     ======     ======       ======        ======

COMPARISON OF MARCH 29, 1997 AND MARCH 30, 1996

     Sales in Specialty Concepts units increased approximately $1.7 million to $3.8 million for the nine months ended March 29, 1997 compared with $2.1 million for the comparable nine months last year. This increase reflects the expansion initiatives in nontraditional restaurant venues in late fiscal 1996 and throughout fiscal 1997. Unit contribution, excluding impairment charges, within the Specialty Concepts segment were unprofitable in fiscal 1997 due to higher operating costs in the Fudd Cafe units and the development and construction of the Company's "Leo's Deli" concept. The Company is currently evaluating various strategic options relative to its specialty concept business as a whole. At March 29, 1997, Specialty Concepts consisted of six Fudd Cafes, seven Leo's Deli's, three Company-owned and approximately 25 franchised Great Bagel and Coffee units and over 400 French Quarter Coffee locations.

COMPARISON OF FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994

     Sales in Specialty Concepts units increased approximately $1.2 million to $2.9 million in 1996 compared with $1.7 million in 1995 and $0.5 million in 1994. These increases primarily reflect the on-going expansion initiatives in nontraditional restaurant venues and the opening of one Great Bagel and Coffee unit in 1996 and 1994. No units were opened in 1995. Unit contribution was essentially break-even in 1996 compared with unit contribution of approximately $0.5 million in 1995 and $0.1 million in 1994. This decrease reflects the impact of higher operating costs in the Fudd Cafe units and the development and construction of the Company's "Leo's Deli" concept.

     Franchising and royalty income increased approximately $0.5 million in 1996 compared with 1995 and 1994 amounts due to an increased number of multi-unit franchise agreements signed with Great Bagel and Coffee franchisees.

  Selling, General and Administrative Expenses

     Included within the Company's historical selling, general and adjministrative expenses are allocations of certain general corporate expeneses of DAKA Interantional which were not directly related to the Transferred Assets, including costs for corporate logistics, information technologies, finance, legal and corporate executives. These allocations were based on a number of factors including, for example, personnel, labor costs and sales volumes. Management believes these allocations as well as the assumptions underlying the development of the Company's separate combined financial statements to be reasonable.

COMPARISON OF NINE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996

     Selling, general and administrative expenses, including a component of depreciation and amortization related to corporate assets of DAKA International allocated to the Company, increased approximately $3.6 million to $21.9 million for the nine months ended March 29, 1997. This increase primarily reflects the impact of increased marketing efforts and costs for Fuddruckers, higher overhead, including severance costs, associated with the Specialty Concepts segment and ongoing investment in corporate infrastructures. Selling, general and administrative expenses expressed as a percentage of total restaurant and unit sales increased to 14.7% for the nine months ended March 29, 1997, compared with 14.2% for the same period last year. Subsequent to March 29, 1997, the Company has taken certain actions, including the elimination of various positions in the corporate office, to further reduce its general and administrative expenses.

COMPARISON OF FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994

     Selling, general and administrative expenses, including a component of depreciation and amortization related to corporate assets of DAKA International allocated to the Company, amounted to $24.4 million, $18.6 million and $13.6 million in 1996, 1995 and 1994, respectively. Selling, general and administrative expenses as a percentage of total restaurant and unit sales of $176 million, $132 million and $96 million in 1996, 1995 and 1994, respectively, aggregated 13.9%, 14.1% and 14.2%, respectively.

     The $5.8 million increase in selling, general and administrative expenses in 1996, compared with 1995, was primarily due to additional corporate staff hired to support Champps' expansion plans, ongoing investment in information systems and divisional infrastructures, and the pursuit of nontraditional restaurant venues within the Specialty Concepts segment. The $5.0 million increase in selling, general and administrative expenses in 1995, compared with 1994, was primarily due to increased Fuddruckers' and Champps' marketing expenses and higher Champps' overhead costs.

  Income Taxes

     The operations of the Company are generally included in the consolidated U.S. Federal Income tax return and certain combined and separate state and local tax returns of DAKA International. A charge (credit) in lieu of taxes has been presented as if the Company was a separate taxpayer. The Company's effective tax benefit rate was approximately 30% for the nine-months ended March 29, 1997, compared with an effective tax expense rate of approximately 110% for the comparable period last year. The effective tax rate reflects the federal tax benefit expected to be received by the Company. No benefit has been provided on the state operating losses where such losses cannot be carried back by the Company. As of June 29, 1996 the Company had net operating loss carryforwards of approximately $11.5 million. The carryforwards expire at various dates through 2011 and a portion of such carry forwards can only be applied against the taxable income of Fuddruckers and a portion against the earnings of the Company's 63% owned subsidiary, Atlantic Restaurant Ventures, Inc. The Company's effective tax rate on income was 12.5%, 35.7% and 32.8% in 1996, 1995 and 1994, respectively.

  Accounting Pronouncement Not Yet Adopted

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which the Company will adopt in fiscal 1998. Had SFAS No. 128 been effective for the nine months ended March 29, 1997 there would be an immaterial effect to the Company's report pro forma loss per share.

LIQUIDITY AND CAPITAL RESOURCES

     At March 29, 1997, the Company had a working capital deficiency of $3.4 million, a decrease of $4.8 million compared to working capital of $1.4 million at June 29, 1996. The decrease in working capital is principally due to the loss incurred by the Company during the period. Capital expenditures for restaurant expansion during the first nine months of fiscal 1997 were funded primarily through $9.4 million of sale-leaseback and equipment financing under existing facilities.

     At June 29, 1996, working capital amounted to $1.4 million, an increase of $3.5 million, compared with a working capital deficiency of $2.1 million at July 1, 1995. Cash at June 29, 1996 aggregated $5.3 million, a decrease of $0.4 million compared with cash of $5.7 million at July 1, 1995. The working capital needs of companies engaged in the restaurant industry are generally low as sales are made for cash and inventory and labor costs and other operating expenses are generally paid on terms. Given the Company's limited plans for expansion of its Fuddruckers restaurant chain and existing sources of financing through sale-leaseback facilities, the Company does not anticipate any significant need for working capital over the next twelve months.

     All of the assets of the Company have been pledged as collateral under DAKA International's various debt agreements and the Company is a guarantor of any obligations pursuant to the Principal Credit Agreements. See "-- Recent Developments." In connection with the Merger, Parent will assume up to $110 million of the outstanding debt under the Principal Credit Agreements. Any amounts outstanding in excess of $110 million as of the Offer Closing Date will be repaid to the banks by the Company. At March 29, 1997, DAKA International had approximately $103.6 million outstanding under its Principal Credit Agreements.

     Pursuant to the Contribution, the net current assets (approximately $19.5 million as of March 29, 1997) of the Foodservice Business will be transferred to the Company as of the Offer Closing Time. The Company and Purchaser have entered into the Post Closing Covenant Agreement which provides for Purchaser to act as agent for the Company in collecting such receivables and paying such payables for 120 days after the Offer Closing Time. Beginning with the eighth week after the Offer Closing Time, Purchaser will remit to the Company every two weeks the net positive cash flow derived from collecting such receivables and paying such payables. After 120 days, the net uncollected receivables and unpaid payables, if any, will be returned to the Company. The extent to which Purchaser can control the timing and amount of cash payments to the

Company from the collection of trade accounts receivable could have a material adverse effect on the Company's cash flow and financial condition.

     DAKA International historically funded the Company's operations and capital expenditures. At March 29, 1997, DAKA International had approximately $103.6 million outstanding under its bank credit facility. It is a requirement of the Offer that Parent assume such debt and repay it in full upon consummation of the Offer. As a result, following the Distribution, the Company is expected to have no bank debt, though the Company anticipates to obtain a credit facility for working capital purposes after the Distribution. After the Distribution the Company will continue to be obligated under sale-leaseback financing and equipment financing in connection with Company-owned restaurants. While the Company currently believes that a curtailment of Fuddruckers restaurant expansion, improved cash flows from operations, existing cash balances and working capital, available sale-leaseback financing and equipment financing will provide sufficient liquidity to meet its short-term obligations and fund Fuddruckers capital expenditures, the Company expects to be required to raise additional funds through bank financings or other means to meet its longer term needs. See "Risk Factors -- Limited Capital; Need for Bank Financing." At the Offer Closing Time, all debt outstanding under the Principal Credit Agreements will be repaid and the Principal Credit Agreements will be terminated. The Company is seeking to obtain a line-of-credit on its own behalf and is optimistic that a line-of-credit between $5.0 million and $10.0 million can be obtained, although the timing and amount of any such facility cannot be assured.

     At March 29, 1997, the Company had three new Champps-owned restaurants under construction and two Champps restaurants under development which are expected to open in fiscal 1997 and the first half of fiscal 1998, respectively. The Company had no new Fuddruckers-owned restaurants under construction or development. There are no other restaurant expansion or development efforts planned by the Company for the balance of fiscal 1997 or the first half of fiscal 1998.

     In January 1997, Fuddruckers obtained $7.5 million of sale-leaseback financing for the construction of up to six new Fuddruckers restaurants from Franchise Financing Corporation of America. Any unused commitment expires on January 30, 1998. In December 1995, Champps obtained $40 million of sale-leaseback financing for the construction of up to 10 new Champps restaurants. At June 29, 1996, the entire $40 million sale-leaseback financing was available for use. Any unused commitment expires in December 1997.

                                    BUSINESS

OVERVIEW

     Unique Casual Restaurants, Inc. (the "Company") was incorporated in the State of Delaware on May 27, 1997. The Company's principal executive offices are located at One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923, and its telephone number is (508) 774-9115. Following the Distribution, the Company will operate the Restaurant Business, consisting of the restaurant operation businesses formerly owned and operated by DAKA International. References to "the Company" below refer to the Restaurant Business after the Distribution, or as operated by DAKA International prior to the Distribution, as the context requires.

     DAKA International was formed in 1988 in connection with the merger of Daka and Fuddruckers and, prior to the Contribution and Distribution, was a diversified foodservice and restaurant company operating in the contract foodservice management industry and in the restaurant industry. Following the Contribution and Distribution, DAKA International, through its Daka subsidiary, will continue to operate the Foodservice Business, including restaurant-style contract foodservice management at a variety of schools and colleges, corporate offices, factories, healthcare facilities, museums and government offices as a subsidiary of Purchaser.

     Fuddruckers owns, operates and franchises Fuddruckers restaurants, which specialize in moderately-priced, casual dining for families and adults.

     In fiscal year 1994, the Company acquired a 57% voting interest in Americana Dining Corporation ("ADC"), a newly formed company which acquired two restaurants operated under the name "Champps Sports Cafe," pursuant to a license from Champps. Champps owns, licenses and franchises Champps Americana restaurants, which specialize in providing an energetic, upper-scale, casual theme dining experience to a broad customer base, including business professionals, families and adults. In fiscal year 1996, the Company acquired Champps and the remaining 43% voting interest in ADC.

     In fiscal year 1996, DAKA International also acquired Great Bagel and Coffee. Great Bagel and Coffee owns, operates and franchises its concept, featuring a full line of fresh-baked bagels and distinctive cream cheeses, gourmet coffees and sandwiches in a cafe setting.

FUDDRUCKERS

  Operations

     Fuddruckers restaurants, with an average bill of $6.25 per person and a "Kids Eat Free" program after 4:00 p.m. on Monday through Thursday, are designed to appeal to both families and adults seeking value in a casual dining atmosphere. The restaurants offer a distinctive atmosphere created by an open grill area, a glassed-in butcher shop, a display case featuring choice steaks and hamburgers that have been freshly-cut or ground and an open bakery for hamburger buns, brownies and cookies. Each restaurant offers a substantially similar menu that prominently features Fuddruckers' signature hamburger in one-third pound and one-half pound sizes. Hamburgers are made from fresh beef, cut and ground daily at each restaurant and served on buns baked daily "from scratch" at each restaurant. The hamburgers are available with optional specialty toppings from the grill. While the menu is focused on Fuddruckers' signature hamburger, which accounts for approximately 65% of sales, it also includes fresh-cut, ribeye steak sandwiches, various grilled chicken breast sandwiches, hot dogs, a variety of tossed and specially prepared salads and soups, fish sandwiches, french fries, onion rings, soft drinks, hand-dipped milkshakes and bakery items. Beer and wine are served and, generally, account for approximately 3% of restaurant sales. The restaurants permit guests to participate in the preparation of their meals by allowing them to garnish their own entrees from a bountiful array of fresh lettuce, tomatoes, onions, pickles, relish and a variety of condiments, sauces and melted cheeses at the "fixin's bar." Guests generally place their own orders and serve themselves, thereby minimizing waiting time.

     Each restaurant contains a principal dining area from which guests may observe the preparation of their meals, and, in some restaurants, an additional dining area with a patio motif. Decor of the principal dining area of a Fuddruckers restaurant generally includes neon beverage signs, wood tables and chairs and, in some instances, original shipping containers from certain foods sold by the restaurant. The open grill area enables guests to view the preparation of their meals, all of which are cooked to order. The additional dining area has colorful yellow awnings and patio-style tables and chairs and, in some restaurants, a wall of doors which may be opened, weather permitting.

     The typical Fuddruckers restaurant is located in a suburban area in a free-standing building or in a shopping center. The area within a five-mile radius of the restaurant is usually zoned for retail, office and residential uses. Fuddruckers' guests have an average household income of approximately $50,000. Fuddruckers' restaurants typically range in size from 6,000 to 8,000 square feet with 200 to 300 seats and parking for between 100 and 200 vehicles. Restaurants built in fiscal year 1996 and those planned for fiscal year 1997 are typically between 4,800 and 6,000 square feet with 160 to 220 seats.

     The restaurants are open seven days a week, generally from 11:00 a.m. to 11:00 p.m., for lunch, dinner and late night meals. Certain restaurants are open earlier to accommodate the sale of freshly-baked goods. Restaurants are designed to enable guests to complete their visit within a convenient 40-minute period, which attracts the business person on a limited luncheon schedule. This contributes to Fuddruckers' higher percentage of lunch (45%) versus dinner (55%) sales than the industry average for casual dining restaurants.

     All restaurants are operated in accordance with strict standards and specifications for the quality of ingredients, preparation of food, maintenance of premises and associates conduct, as set forth in Fuddruckers' policy and procedures manuals. At each restaurant, Fuddruckers emphasizes uniform standards for product quality, portion control, courteous service and cleanliness.

     Fuddruckers establishes specifications and approves purchasing arrangements for basic menu ingredients and supplies for all its restaurants in order to obtain favorable prices and ensure consistent levels of quality and freshness. Food products in Fuddruckers-owned and franchised restaurants are regularly and systematically tested for quality and compliance with Fuddruckers' standards.

     Fuddruckers emphasizes simplicity in its operations. Its restaurants generally have a total staff of one General Manager, two or three Assistant Managers and 25 to 45 other associates, including full-time and part-time associates working in overlapping shifts. Since Fuddruckers generally utilizes a self-service concept, it typically does not employ waiters or waitresses.

     During fiscal year 1996, Fuddruckers complemented its existing menu by introducing "La Salsa Fresh Mexican Grill" in ten Fuddruckers restaurants in the Los Angeles, San Antonio, Chicago and Milwaukee markets. The La Salsa concept features fresh, healthy, authentic Mexican foods prepared in a stand-alone "outlet" inside the restaurant. Under the terms of a 10-year license agreement with La Salsa Holding, Fuddruckers will pay a franchise fee, royalty payments equal to 5% of gross sales, certain training costs and marketing fund fees for each outlet opened. Ten outlets were opened in fiscal year 1996.

  Management

     Fuddruckers restaurant operations are currently divided into two regions, each supervised by a Senior Vice President of Operations. The two regions are divided into a total of thirteen districts, each supervised by a Director of Operations. On average, each Director of Operations supervises nine restaurants and reports to a Senior Vice President of Operations.

  Marketing

     Fuddruckers uses television, radio and print media to promote its various themes in markets with a high concentration of Fuddruckers-owned restaurants. These themes emphasize Fuddruckers' unique name and fresh baked buns which are unique characteristics and help differentiate Fuddruckers from other restaurant concepts.

     Marketing research conducted by Fuddruckers indicates a strong consumer desire for fresh, high-quality food. Fuddruckers restaurants, which feature fresh produce available at the "fixin's bar," fresh beef ground daily and fresh buns baked daily, address these consumer desires.

     One of Fuddruckers' most successful marketing programs is the "Kids Eat Free" program. This program is designed to increase guest traffic during traditionally slow days by allowing a child under age 12 to eat free Monday through Thursday when an accompanying adult purchases a meal. Since implementing this promotion in 1990, Fuddruckers has experienced increased guest traffic while significantly increasing the number of kids meals served, and still improving its operating margins.

     Fuddruckers has developed local store marketing manuals to assist its managers and franchisees in the development of a marketing and public relations strategy for their geographic area. Workshops, seminars and marketing manuals are made available to all franchisees. In addition, Fuddruckers allows its franchisees to use its various television, radio and print advertising materials in the franchisees' markets for a nominal fee intended to cover Fuddruckers' cost.

  Site Selection

     Fuddruckers uses its own personnel to analyze markets and sites for new restaurants, obtain the required zoning and other permits, negotiate the leasing or real estate purchase and oversee all aspects of the construction process. Fuddruckers believes that location is a key factor in a restaurant's ability to operate a profitable lunch and dinner business and considers several demographic factors in selecting sites, including the average income of the neighboring residential population, the proximity of retail, office and entertainment facilities, traffic patterns and the visibility of the location.

     The average total cost to construct a typical Fuddruckers restaurant, where Fuddruckers purchases real estate, depending upon its location, is approximately $1.45 million, which includes $255,000 for furniture, fixtures and equipment, $480,000 for building and improvements, $665,000 for land and site work, and $50,000 related to pre-opening costs of the restaurant. In 1995, Fuddruckers arranged for sale-leaseback financing whereby Fuddruckers acquires real estate, constructs a new restaurant and then sells and leases back the property. This has enabled Fuddruckers to open new restaurants on sites where a leasing arrangement was not available, with a minimal capital investment. During fiscal 1996, Fuddruckers opened 14 new restaurants pursuant to such sale-leaseback arrangement.

     The average total cost to construct a new Fuddruckers restaurant where Fuddruckers enters into a leasing arrangement is approximately $785,000 which is comprised of $255,000 for furniture, fixtures and equipment, $480,000 for leasehold improvements, and $50,000 related to pre-opening costs associated with the restaurant. Fuddruckers typically receives a contribution of between $300,000 and $400,000 toward the construction and renovation costs from landlords and believes that its growth enhances its ability to obtain attractive leasing terms. Despite this favorable condition, there remains considerable competition among restaurant businesses for desirable sites.

     Future development of Fuddruckers restaurants will be accomplished through the sale of franchises and the development of Fuddruckers-owned restaurants, although no new Company-owned restaurants are planned for the balance of fiscal 1997 and the first half of fiscal 1998. The development of additional restaurants is contingent upon locating satisfactory sites, financing, negotiating satisfactory leases or, alternatively, leasing and converting existing restaurant sites into Fuddruckers restaurants. It is also dependent upon securing appropriate governmental permits and obtaining beer and wine licenses.

  Franchising

     Fuddruckers offers franchises in markets where it deems expansion to be advantageous to the development of the Fuddruckers' concept and system of restaurants. Franchise agreements typically grant franchisees an exclusive territorial license to operate a single restaurant within a specified area, usually a four-mile radius surrounding the franchised restaurant. Fuddruckers has a close relationship with its franchisees and seeks to identify potential franchisees with the capability and financial resources to operate multiple restaurants. Of the 37 Fuddruckers franchisees, 15 operate multiple restaurants, and 22 have operated Fuddruckers restaurants for more than five years.

     Franchisees bear all direct costs involved in the development, construction and operation of their restaurants. In exchange for a franchise fee, Fuddruckers provides its franchisees assistance in the following areas: site selection, prototypical architectural plans, interior and exterior design and layout, training, marketing and sales techniques, assistance by a Fuddruckers "opening team" at the time a franchised restaurant opens and operations and accounting guidelines set forth in various policies and procedures manuals.

     All franchisees are required to operate their restaurants in accordance with Fuddruckers' standards and specifications, including controls over menu items, food quality and preparation. Fuddruckers requires the successful completion of its training program by a minimum of three managers for each franchised restaurant. In addition, franchised restaurants are evaluated regularly by Fuddruckers for compliance with franchise agreements, including standards and specifications through the use of periodic, unannounced, on-site inspections and standards evaluation reports.

     The current standard franchise agreement provides for the payment to Fuddruckers of a non-refundable franchise fee of between $25,000 and $50,000 per restaurant and ongoing royalties of 5% of gross sales of each restaurant. Certain multi-unit franchisees have entered into royalty buy-down agreements with Fuddruckers, which reduce royalty payments required under the respective franchise agreements. The royalty buy-down agreements generally provide for a one-time payment to Fuddruckers covering a period of twelve to fourteen months, and an amendment of the underlying franchise agreement to reduce the royalty to 3% of gross sales. Once a franchisee executes a buy-down agreement, the royalty on any subsequent franchise agreement will be reduced to 3%. As of May 27, 1997, royalty buy-down agreements have been executed with seven multi-unit franchisees.

  Fuddruckers Restaurants -- Company Owned

     The following table sets forth the locations of restaurants owned and operated by Fuddruckers as of May 27, 1997:

DOMESTIC - TOTAL 122     ILLINOIS                   OHIO
ALABAMA                    Addison                    Cincinnati(2)
  Birmingham               Aurora                     Columbus(4)
ARIZONA                    Calumet City               Fields Ertel
  Flagstaff                Downers Grove N            Forest Park
  Glendale                 Downers Grove S            Hilliard
  Mesa(2)                  Highland Park              Mason
  Phoenix(2)               Matteson                   Norwood
  Scottsdale               Orland Park              TEXAS
  Tempe                    Palatine                   Austin(3)
  Tucson                   Schaumburg (2)             Clearlake
CALIFORNIA               INDIANA                      Coperfield
  Burbank                  Merrillville               Dallas
  Chula Vista            KANSAS                       Houston (10)
  La Mesa                  Overland Park              Irving
  Lake Forest            KENTUCKY                     Kingwood
  Lakewood                 Florence                   Plano
  Mira Mesa              MARYLAND                     San Antonio(4)
  Pasadena                 Annapolis                  Woodlands
  San Diego                Baltimore                UTAH
COLORADO                   Gaithersburg               Layton
  Aurora(2)                Pikesville                 Orem
  Lakewood                 Rockville                  Salt Lake City
  Littleton              MASSACHUSETTS                Sandy
  Marston Park             Boston                   VIRGINIA
  Thornton                 North Andover              Alexandria
GEORGIA                    Saugus                     Annandale
  Alpharetta             MICHIGAN                     Chesapeake (2)
  Athens                   Kentwood                   Colonial Heights
  Duluth                 MINNESOTA                    Fairfax
  Marietta                 Bloomington                Falls Church
  Norcross                 Brooklyn Center            Fredericksburg
  Peachtree City           Burnsville                 Herndon
  Snellville               Eden Grove                 Midlothian
  Town Center Mall         Maple Grove                Newport News
  Tucker                   Roseville                  Richmond
                           St. Louis Park             Vienna
                           MISSOURI                   Virginia Beach
                           Independence               Woodbridge
                           Maryland Heights         WISCONSIN
                           St. Louis(2)               Brookfield

                                                    INTERNATIONAL - TOTAL 3
                                                    CANADA
                                                      Calgary
                                                      Edmonton
                                                      Regina

  Fuddruckers Restaurants -- Franchised Locations

     The following tables set forth the locations of restaurants operated by Fuddruckers franchisees as of May 27, 1997:

DOMESTIC - TOTAL 69           NEW YORK               SOUTH DAKOTA
CALIFORNIA                      Amherst                Rapid City
  Buena Park                    Westbury               Souix City
  Citris Heights              NORTH CAROLINA         TENNESSEE
  Concord                       Asheville              Kingsport
FLORIDA                         Charlotte              Nashville
  Altmonte Springs              Durham               TEXAS
  Clearwater                    Greensboro             College Station
  Coconut Grove                 Hickory                Laredo
  Coral Springs                 Huntersville           Lubbock
  Ft. Lauderdale                Matthews               McAllen
  Miami                         Wilmington             Midland
  N. Miami Beach              NORTH DAKOTA             San Antonio(2)
  Plantation                    Fargo                  Temple
  Tallahassee                 OHIO                     Waco
  Tampa                         Akron                INTERNATIONAL - TOTAL 10
MARYLAND                        Canton               AUSTRALIA
  Owings Mills                  Cleveland              Sydney
MICHIGAN                        South Euclid         BAHRAIN
  Flint                       OREGON                   Manama
  Novi                          Lake Oswego            Adliya
  Sterling Heights              Portland             CANADA
MONTANA                       PENNSYLVANIA             Saskatoon
  Billings                      Greensburg           INDONESIA
  Missoula                      Hamarville             Kelapa Gadung
NEBRASKA                        Philadelphia         KUWAIT
  Omaha                         Fairless Hill          Kuwait City
NEW JERSEY                    SOUTH CAROLINA         PUERTO RICO
  New Brunswick                 Columbia               Caugus
  Paramus                       Greenville(2)        SAUDI ARABIA
  Parsippany                    Hilton Head            Al Khobar
  Tom's River                   Myrtle Beach           Jeddah
  Turnersville                  North Myrtle Beach     Riyadh
  Union                         Spartanburg
  Voorhees
  Wayne

CHAMPPS

  Operations

     The Champps Americana concept is based upon providing the best possible food, value and service to its customers. Although food and service are the most important parts of the Champps Americana concept, an atmosphere that is entertaining and energetic, yet comfortable, is also critical. The food offerings at Champps' restaurants combine a wide selection of appetizers, soups, salads, innovative sandwiches, pizza, burgers, and entrees including chicken, beef, fish, pasta and desserts. Selections reflect a variety of ethnic and regional cuisines and traditional favorites. Because Champps' menu is not tied to any particular type of food, Champps can introduce and eliminate items based on current consumer trends without altering its theme. Portion sizes are generous and each dish is attractively presented. Champps believes that these qualities give customers a sense of value. Entree prices currently range from $4.50 to $14.25. Champps emphasizes freshness and quality in its food preparation. Fresh sauces, dressings, batters and mixes are prepared daily on the premises, generally from original ingredients with fresh produce. Champps invests substantial time in training and testing kitchen employees to maintain consistent food preparation. Strict food standards at Champps-owned restaurants have also been established to maintain quality.

     The customer's experience is enhanced by the attitude and attention of restaurant personnel. Accordingly, Champps emphasizes prompt greeting of arrivals, frequent visits to customer tables to monitor customer satisfaction and service and friendly treatment of its customers. Service is based upon a team concept so that customers are made to feel that any employee can help them and they are never left unattended. Success of the Champps restaurants depends upon employee adherence to these standards. To maintain these standards, Champps seeks to hire and train personnel who will work in accordance with Champps' philosophy and frequently rewards individual and restaurant achievement through several recognition programs intended to build and maintain employee morale. All of the service personnel at each Champps restaurant meet with the managers at two daily pre-shift motivational meetings. Restaurant promotions, specials and quality control are all discussed and explained during these meetings. Also, employee enthusiasm is raised so that the employees can help increase the energy level and excitement of the restaurant.

     Champps-owned, franchised and licensed restaurants are designed and decorated in a casual theme, although they differ somewhat from each other. Existing Champps Americana restaurants range in size from 7,000 to 12,000 square feet while the new Champps Americana restaurant prototype is approximately 8,700 square feet. Champps' standard restaurant features a bar, open kitchen and dining on multiple levels including a diner-type counter. Customers can also dine at the bar or outside on the patio, where available. The spacious design facilitates efficient service, encourages customer participation in entertainment and promotional events and allows customers to view the kitchen, dining area, and bar. Strategically placed television screens stimulate customer perception of activity and contribute to the total entertainment experience and excitement of the restaurant.

     An important part of the Champps Americana dining experience is the entertainment. Patrons may watch one of several sporting events that are being broadcast, or listen to a variety of music played by the disc jockey, which varies depending on the time of day and season of the year. The exposed kitchen offers customers the opportunity to observe the cooks, and, in certain locations, a discreetly located game room is provided for arcade games. The entertainment aspects of the Champps restaurants are designed to encourage repeat visits, increase the length of a customer's stay and attract customers outside of normal peak hours. In addition, a variety of creative promotions and activities are conducted such as "Family Bingo," "Spring Time Big Bike Give-Away" and Karaoke. These promotions and activities allow for customer participation and are continually changing. Change of the ambiance is also experienced in each restaurant when the restaurants are decorated for the holidays and when the dress of the restaurant staff is changed for the seasons. The different looks and activities of the restaurant provide customers a different dining atmosphere each time they visit, thus encouraging repeat business. Champps sells merchandise such as T-shirts, hats and sweatshirts bearing the Champps Americana name. Although not currently a significant source of revenue, the sale of its merchandise is believed to be an effective means of promoting the Champps name.

     Champps Americana restaurants are generally open from 11:00 a.m. to 1:00 a.m. seven days a week serving lunch, dinner and late night appetizers. Closing times of Champps Americana restaurants will vary based upon state laws concerning operating hours. Sunday brunch is served beginning at 10:00 a.m. Each Champps Americana restaurant maintains standardized food preparation and service manuals which are designed to enhance consistency of operations among the restaurants. Although Champps Americana restaurants differ in some respects, Champps attempts to have each Champps-owned and franchised restaurant operate under uniform standards and specifications.

  Management

     The management staff of a Champps Americana restaurant is divided into three areas, the General Manager, Front-of-House Managers and Back-of-House Managers. The General Manager has responsibility for the entire restaurant. Front-of-House management consists of an associate manager, two floor managers and a bar manager. Back-of-House management consists of a kitchen manager, two to three assistant kitchen managers and a daily specials chef. All General Managers report directly to the Company's Chief Operating Officer. Managers are compensated with a base salary plus monthly bonus. The bonus is determined by means of monthly restaurant sales and profit goals.

  Marketing

     Champps has achieved its historical success while expending minimal amounts on advertising and marketing. Champps Americana restaurants have relied on location and customer word-of-mouth. However, Champps-owned restaurants expend varied amounts of resources on in-restaurant marketing and promotions.

  Site Selection

     Champps uses its own personnel to analyze markets and sites for new restaurants, obtain the required zoning and other permits, negotiate the leasing or real estate purchase and oversee all aspects of the construction process. Champps believes that location is a key factor in a restaurant's ability to operate a profitable lunch and dinner business and considers several demographic factors in selecting sites, including the average income of the neighboring residential population, the proximity of retail, office and entertainment facilities, traffic patterns and the visibility of the location.

     The average total cost to construct a typical Champps Americana restaurant, where Champps purchases real estate, depending upon its location, is approximately $4.5 million, which includes approximately $900,000 for furniture, fixtures and equipment, $2.0 million for building and improvements, $1.2 million for land and site work, and $400,000 related to pre-opening costs of the restaurant. In fiscal 1996, Champps arranged for sale-leaseback financing whereby Champps would acquire real estate, construct a new restaurant and then sell and lease back the property. This has enabled Champps to open new restaurants on sites where a leasing arrangement was not available, with minimal capital investment.

     The average total cost to construct a new Champps Americana restaurant where Champps enters into a leasing arrangement is approximately $3.3 million which is comprised of approximately $900,000 for furniture, fixtures and equipment, $2.0 million for leasehold improvements, and $400,000 related to pre-opening costs of the restaurant.

     Future development of Champps Americana restaurants will be accomplished primarily through the development of Champps-owned restaurants. The development of additional restaurants is contingent upon locating satisfactory sites, financing, negotiating satisfactory leases or, alternatively, leasing and converting existing restaurant sites into Champps restaurants. It is also dependent upon securing appropriate governmental permits and obtaining liquor licenses.

  Franchising

     Champps offers franchises in markets where it deems expansion to be advantageous to the development of the Champps concept and a system of restaurants. Franchise agreements grant franchisees an exclusive territorial license to operate a single restaurant within a specified area. Currently, there are no franchisees operating multiple restaurants.

     A typical franchisee pays an initial fee of $75,000 per restaurant, a part of which may constitute a development fee, a continuing royalty fee of 3 1/4% of gross sales, and a regional and/or national advertising fee of 1/2% of gross sales at such time as Champps establishes a regional/national advertising program. Among the services and materials that Champps provides to franchisees are site selection assistance, assistance in design development, an operating manual that includes quality control and service procedures, training, on-site pre-opening supervision and consultation relating to the operation of the franchised restaurants. Champps grants both single and multi-restaurant development rights depending upon market factors and franchisee capabilities. With respect to multi-restaurant agreements, the franchisee's continuing right to obtain franchises is contingent upon the franchisee's continuing compliance with the restaurant development schedule.

     All franchisees are required to operate their restaurants in accordance with Champps' standards and specifications, including controls over menu selection, food quality and preparation. Champps approves all restaurant site selections and applies the same criteria used for its own restaurant sites. Champps requires all new franchisees to provide at least annual financial statements reviewed by an independent certified public accountant and conducts its own audit of the franchisee's books and records. Periodic on-site inspections are conducted to assure compliance with Champps standards and to assist franchisees with operational issues. Franchisees bear all direct costs involved in the development, construction and operation of their restaurants.

  Restaurant Locations

     The following table sets forth the locations of restaurants owned and operated by Champps and owned and operated by franchisees as of May 27, 1997:

OWNED RESTAURANT LOCATIONS     FRANCHISED RESTAURANT LOCATIONS
--------------------------     -------------------------------
   DOMESTIC -- TOTAL 12             DOMESTIC -- TOTAL 10

CALIFORNIA                         MINNESOTA
  Irvine                             Burnsville
COLORADO                             Maple Grove
  Denver                             Maplewood
FLORIDA                              Minneapolis
  Ft. Lauderdale                     New Brighton
INDIANA                              St. Paul
  Indianapolis                     NEBRASKA
OHIO                                 Omaha
  Columbus                         NORTH CAROLINA
  Lyndhurst                          Charlotte
MINNESOTA                          SOUTH DAKOTA
  Minnetonka                         Sioux Falls
  Richfield                        WISCONSIN
NEW JERSEY                           Greenfield
  Edison
  Marlton
TEXAS
  Addison
VIRGINIA
  Reston


  Expansion Strategy

     The Company's long-term objective is to expand the Champps Americana restaurant concept nationally by opening additional Champps-owned and operated restaurants. Champps does not anticipate significant expansion through new franchise agreements, but expects that new franchise locations will open pursuant to existing franchise development and licensing agreements. Development of Champps-owned restaurants will be concentrated in selected markets with population density levels sufficient to support the restaurants. Champps believes its concept can be adapted to a variety of locations, both in terms of market demographics and configuration of the restaurant. The locations of Champps restaurants are very important. Potential sites are reviewed for a variety of factors, including trading-area demographics, such as target population density and household income levels; an evaluation of site characteristics, including visibility, accessibility, traffic volume and available parking; proximity to activity centers, such as shopping malls and offices; and an analysis of potential competition.

CENTRALIZED FUNCTIONS

     The Company provides Fuddruckers and Champps with centralized purchasing, accounting and management information services.

  Purchasing

     The Company capitalizes on the diversity of its businesses through a centralized and coordinated purchasing program and food distribution network. On December 1, 1992, the Company entered into a five-year agreement with Alliant Foodservice, Inc. ("Alliant", formerly Kraft Foodservice, Inc.) pursuant to which Alliant will distribute approximately 85% of food and food-related purchases of Fuddruckers and Champps. The agreement with Alliant is cancelable by either party upon 90 days notice. Fuddruckers and Champps franchisees also have the option of purchasing from Alliant. The Company believes that this agreement is unique because it provides for a sharing between Alliant and the Company of the savings that may be obtainable through purchasing from selected vendors. In addition, under the agreement, Alliant is furnishing to the Company "Alliant-Link," Alliant's on-line product-ordering software, which is installed in all Fuddruckers-owned and Champps-owned restaurants.

     Historically, the Company's purchasing programs have enabled Fuddruckers to maintain the same menu prices for its signature hamburgers since December 1990. However, in December 1996 the Company implemented a 3% price increase for its core menu items. The Company also acts as a restaurant equipment dealer, enabling it to take advantage of dealer pricing, manufacturer discounts and rebates. The Company has not experienced any difficulty in obtaining an adequate supply of quality food products at acceptable prices from its suppliers.

  Accounting and Management Information Systems

     The Company provides Fuddruckers and Champps with centralized financial and management controls through the use of an automated data processing system and prescribed reporting procedures. The Company continues to upgrade its computer hardware and financial software and has recently implemented a new point of sale system for its Fuddruckers restaurants. The restaurants forward weekly sales reports, vendor invoices, payroll information and other operating information to the Company's corporate headquarters. The Company utilizes this data to centrally monitor sales, product, labor and other costs and to prepare periodic financial and management reports. The Company believes that the centralized accounting, payroll, cash management and information systems improve its ability to control and manage its operations efficiently.

COMPETITION

     The restaurant industry is highly competitive. Fuddruckers and Champps compete with other national and international restaurant chains as well as local and regional operations. Competition within the industry is based principally on the quality, variety and price of food products served. Site location, quality of service and attractiveness of facilities are also important factors for a successful restaurant. The restaurant industry is affected by general economic conditions, changing tastes, population, traffic patterns and spending habits of guests. Fuddruckers believes that their competitive position is enhanced by providing guests with moderately-priced quality food in a comfortable atmosphere.

     The Company believes that the businesses of Fuddruckers and Champps share important characteristics in their desire to provide guests with discernible value and the highest quality of customer service and dining atmosphere. Factors such as service, cleanliness and atmosphere are as important in a guest's dining decision as menu and food quality. In response to this trend, the Company has provided training, education and motivational programs for its associates to focus on providing quality service and to sustain a sensitivity to guest needs. The Company believes that by operating in a professional, restaurant-style manner where each of its associates place the guest first, Fuddruckers and Champps can win guest loyalty.

GOVERNMENT REGULATION

     The Company is subject to various federal, state and local laws affecting its business. Its operations are subject to various health, sanitation and safety standards, federal and state labor laws, zoning restrictions and state and local licensing. Federal and state environmental regulations have not had a material effect on the Company's operations to date. Fuddruckers and Champps are also subject to federal and state laws regulating franchise operations and sales. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises, or impose substantive standards on the relationship between franchisor and franchisee.

     Fuddruckers and Champps restaurants are subject to state and local licensing and regulation with respect to selling and serving alcoholic beverages. The sale of alcoholic beverages accounted for approximately 3% of Fuddruckers' and 35% of Champps' total restaurants sales during fiscal year 1996. The failure to receive or retain, or a delay in obtaining, a liquor license in a particular location could adversely affect Fuddruckers', Champps' or a franchisee's operation in that location and could impair Fuddruckers', Champps' or such franchisee's ability to obtain licenses elsewhere. Typically, licenses must be renewed annually and may be revoked or suspended for cause.

     Fuddruckers and Champps restaurants are subject to "dram shop" statutes in certain states. These statutes generally give a person injured by an intoxicated person the right to recover damages from the establishment that has wrongfully served alcoholic beverages to the intoxicated person. Fuddruckers and Champps each carry liquor liability coverage in the amount of $1 million. However, a judgment against Fuddruckers or Champps under a "dram shop" statute in excess of Fuddruckers' or Champps' liability coverage, or any inability to continue to obtain such insurance coverage at reasonable costs, could have a material adverse effect on the Company, Fuddruckers or Champps.

RESEARCH AND DEVELOPMENT

     The Company is engaged in research activities relating to the development or improvement of new and existing products or services. Fuddruckers and Champps, together with their franchisees, utilize test kitchen facilities to develop recipes, test food products and equipment and set nutritional and quality standards. Fuddruckers, Champps, and their franchisees test additional menu items in various markets on an on-going basis. These tests are coordinated through the corporate headquarters. Furthermore, the Company employs a professional support staff to establish, maintain and enforce high standards of sanitation and safety in all phases of food preparation and service. The cost of research and development currently is not material to the Company's cost of operations.

SERVICE MARKS

     The Company has registered a number of trademarks and service marks with the United States Patent and Trademark Office and with certain states. In addition, the Company is in the process of registering certain trademarks with respect to its signature concepts including, among others, French Quarter Coffee Company. Fuddruckers has registered various service marks with the United States Patent and Trademark Office, including the trade names "Fuddruckers" and "Daiquiritas" and the "Fuddruckers -- World's Greatest Hamburgers" logo. Champps owns the names and marks "Champ's", "Champps", "Champps American Sports Cafe" and "Champps Entertainment" in connection with providing bar and restaurant services, and in connection with the sale of related food products (collectively, the "Marks"). Pursuant to the Reorganization Agreement, DAKA International will transfer to the Company its rights associated with those Marks related to the Restaurant Business. Those Marks related to the Foodservice Business shall remain the property of DAKA International. In addition, pursuant to certain licensing agreements between the Company and DAKA International, the Company will grant a license to DAKA International for the names and marks associated with "French Quarter Coffee", "Leo's Deli" and "Good Natured Cafe."

     Pursuant to a Master Agreement dated February 1, 1994, whereby Champps acquired certain "Champ's" and "Champps" service marks, trademarks and trade names from Champs Restaurants, Inc. ("CRI"), Champps pays CRI an annual fee equal to the lesser of approximately $260,000 or one-quarter percent ( 1/4%) of the gross sales of Champps restaurants, but in no event less than $40,000. The maximum fee payable by Champps is increased annually by the lesser of the increase in the Consumer Price Index or 4%.

     All of the service marks, trade names and trademarks are of significant importance to the businesses of Fuddruckers and Champps. Fuddruckers and Champps have also registered various service marks in several foreign countries. The Company and its subsidiaries intend to protect their service marks through registration with appropriate governmental authorities.

SEASONALITY

     Fuddruckers and Champps sales are historically higher in the spring and summer-time months, due primarily to dining habits of its guests and eating out trends of the general public.

CORPORATE OFFICES AND ASSOCIATES

     The Company is incorporated under the laws of the State of Delaware and will employ approximately 120 associates on a full-time basis, three who will be executive officers.

     Fuddruckers is incorporated under the laws of the State of Texas and employs approximately 9,900 associates on a full-time and part-time basis.

     Champps is incorporated under the laws of the State of Minnesota and employs approximately 1,500 associates on a full-time and part-time basis. Substantially all restaurant associates, other than restaurant management, are compensated on an hourly basis.

     None of the Company's and its subsidiaries' employees are covered by collective bargaining agreements. The Company considers its relations with its associates to be good.

     The Company, Fuddruckers and Great Bagel and Coffee maintain their principal executive offices at One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923. The telephone number for the Company is (508) 774-9115.

     Champps maintains its principal executive offices at 153 East Lake Street, Wayzata, Minnesota, 55391. The telephone number for Champps is (602) 449-4841.

PROPERTIES

     As of March 29, 1997, DAKA International leased approximately 40,000 square feet of office space at its corporate headquarters in Danvers, Massachusetts, at an average annual rental of $610,000 through November 30, 2001. Prior to the Distribution, the lease will be assigned to the Company. Under the terms of various agreements with Purchaser, on a transitional basis the Company will sublease to DAKA International one half of the leased space for a term up to 18 months after the Offer Closing Time.

     Fuddruckers owns the land and related improvements at 11 of the 122 Fuddruckers-owned restaurants with the balance of the restaurants operated pursuant to long-term leases.

     Champps leases approximately 4,000 square feet for its corporate office, located in Wayzata, Minnesota, pursuant to a five-year lease at an average annual rental of $70,800. Champps also leases approximately 1,200 square feet adjacent to the Minnetonka restaurant, pursuant to a lease expiring in 2000. This space is used by Champps' management and support staff.

LEGAL PROCEEDINGS

     On October 18, 1996, the Venturino Lawsuit was filed against DAKA International in the United States District Court for the District of Massachusetts on behalf of persons who acquired DAKA Common Stock between October 30, 1995 and September 9, 1996. The complaint alleges violations of federal and state securities laws by, among other things, allegedly misrepresenting and/or omitting material information concerning the results and prospects of Fuddruckers during that period and seeks compensatory damages and reasonable costs and expenses, including counsel fees. On May 22, 1997, DAKA International filed with the court a motion to dismiss plaintiffs' complaint. The Company has agreed to indemnify Parent for any losses or expenses associated with the Venturino Lawsuit. The Company believes the Venturino Lawsuit is without merit and intends to defend itself vigorously. While the outcome of the case is not presently determinable, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     From time to time, the Company has been involved in other disputes and/or litigation with respect to the operations of the Transferred Assets encountered in its normal course of business. In the opinion of management, however, none of these legal proceedings would result in final judgments which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages are as follows:

           NAME             AGE                        POSITION WITH THE COMPANY
--------------------------  ---   --------------------------------------------------------------------
William H. Baumhauer......  48    Chairman, Chief Executive Officer and President and Director of the
                                  Company and President of Fuddruckers
Erline Belton(1)..........  52    Director
E. L. Cox(1)..............  70    Director
Allen R. Maxwell..........  58    Director
Donald C. Moore...........  42    Senior Vice President, Chief Financial Officer and Treasurer
Joseph W. O'Donnell(1)....  54    Director
Charles W. Redepenning,
  Jr......................  41    Senior Vice President, General Counsel and Secretary
Alan D. Schwartz(1).......  47    Director
Dean P. Vlahos............  46    Director of the Company and Chairman of the Board, President and
                                  Chief Executive Officer of Champps

---------------
(1) Member of both the Compensation Committee and Audit Committee.

EXECUTIVE OFFICERS

     The following executive officers, all of whom previously served in similar capacities as executive officers of DAKA International, were appointed by the Board of Directors of the Company (the "Board") in May 1997.

     William H. Baumhauer, Chairman, Chief Executive Officer and President and Class III Director of the Company and President of Fuddruckers. Mr. Baumhauer has served as Chairman of the Board and Chief Executive Officer of DAKA International since November 1990 and as a Class III Director since September 1988. He has served as President and Chief Operating Officer of DAKA International from September 1988 to November 1990. He has also served Fuddruckers as Chairman of the Board since March 1985, President since January 1985 and as a director since July 1983.

     Donald C. Moore, Senior Vice President, Chief Financial Officer and Treasurer. Mr. Moore joined DAKA International as its Chief Financial Officer in January, 1997. Prior to joining DAKA International, Mr. Moore served as Senior Vice President and Chief Financial Officer of Al Copeland Enterprises, a casual dining restaurant operation in New Orleans, Louisiana, from November 1995 to November 1996. He also served as Executive Vice President and Chief Financial Officer of Rally's Hamburgers Inc., a quick service restaurant operation in Louisville, Kentucky, from April 1990 to August 1995.

     Charles W. Redepenning, Jr., Senior Vice President, General Counsel and Secretary. Mr. Redepenning has served as Senior Vice President, General Counsel and Secretary of DAKA International since November 1988. Prior to joining DAKA International, he served as Vice President, General Counsel and Secretary of Fuddruckers from 1986 to November 1988.

DIRECTORS

     All of the members of the Board previously served as directors of DAKA International and were elected to serve on the Board in May 1997. As provided in the By-laws, the stockholders of the Company elect the members of the Board. The Certificate provides for the Board to be divided into three classes of directors serving staggered three-year terms. Accordingly, approximately one-third of the Board will be elected each year. Initially, however, members of all three classes were elected by DAKA International as sole stockholder of the Company prior to the Distribution. The directors were elected to three classes as follows: Messrs. Cox and Maxwell were elected as Class I Directors for a term expiring at the 1997 Annual Meeting; Messrs. O'Donnell and Vlahos and Ms. Belton were elected as Class II Directors for a term expiring at the 1998

Annual Meeting; and Messrs. Baumhauer and Schwartz were elected as Class III Directors for a term expiring at the 1999 Annual Meeting. At each Annual Meeting of Stockholders beginning in 1997, directors will be elected to succeed those whose terms expire, with each newly elected director to serve a three-year term.

     Erline Belton, Class II Director. Ms. Belton has served as a director of DAKA International since December 1993. She has served as President and Chief Executive Officer of The Lyceum Group, a human resource consulting firm, since September 1992. She served as Senior Vice President of Human Resource and Organizational Development for Progressive Insurance Companies from April 1991 through September 1992. She also served as International Human Relations Director, as well as several other human resources positions, with Digital Equipment Corporation from 1978 through April 1991. Ms Belton serves on the Board of Directors of: The National Leadership Coalition on AIDS; National Minority AIDS Coalition; and Museum of African American History.

     E. L. Cox, Class I Director. Mr. Cox has served as a director of DAKA International since September 1988 and as a director of Fuddruckers from June 1988 until November 1988. Mr. Cox served as Chairman and Chief Executive Officer of the Michigan Accident Fund from February 1990 until his retirement in August 1995. Prior thereto Mr. Cox served as Chairman and Chief Executive Officer of Michigan Mutual/Amerisure Companies and its affiliated insurance companies from May 1981 through January 1990. Mr. Cox is also a member of the Board of Directors of Comerica, Inc., a publicly-traded financial institution, and a director of various trade associations in the insurance industry.

     Allen R. Maxwell, Class I Director. Mr. Maxwell has served as President and Chief Operating Officer of DAKA International since November 1990 and as a director since September 1988. Following the Distribution, Mr. Maxwell will serve as the President of DAKA and will be an officer and a member of senior management of Compass Group USA, Inc.

     Joseph W. O'Donnell, Class II Director. Mr. O'Donnell has served as a director of DAKA International since August 1996. He is a partner in the firm of Osgood, O'Donnell & Walsh. Mr. O'Donnell has served as Chairman and Chief Executive Officer of The J. Walter Thompson Company and Campbell-Mithun-Esty Advertising, Inc.

     Alan D. Schwartz, Class III Director. Mr. Schwartz has served as a director of DAKA International since September 1988 and as a director of Fuddruckers from September 1984 until November 1988. Mr. Schwartz is Senior Managing Director -- Corporate Finance of Bear Stearns, and a director of its parent, The Bear Stearns Companies, Inc. He has been associated with such investment banking firm for more than five years. Mr. Schwartz is also a director of Protein Databases, Inc. and a member of the Board of Visitors of the Fuqua School of Business at Duke University.

     Dean P. Vlahos, Class II Director and Chairman of the Board, President and Chief Executive Officer of Champps. Mr. Vlahos has served as a director of DAKA International since February 1996. Mr. Vlahos was the founder, and has been Chairman of the Board, President and Chief Executive Officer of Champps since its inception in October 1988. Mr. Vlahos also served as Chief Financial Officer of Champps from its inception to March 1994. Prior to establishing Champps, he started, owned and operated the original Champps Americana restaurants in St. Paul, Minnesota (opened January 1983) and Richfield, Minnesota (opened February
1986). Mr. Vlahos has over 20 years of experience in the restaurant industry.

BOARD OF DIRECTORS AND ITS COMMITTEES

     Each executive officer serves at the discretion of the Board. There are no family relationships among any of the directors and executive officers of the Company.

     The Board has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company, establishes and approves salaries and incentive compensation for certain senior officers and employees. The Audit Committee reviews the results and scope of the financial audit and other services provided by the Company's independent public accountants. As of the Distribution Date, the members of both the Compensation Committee and Audit Committee will be Messrs Cox, O'Donnell and Schwartz and Ms. Belton. None of the members of such committees are officers or employees of the Company.

BOARD OF DIRECTORS COMPENSATION

     Directors receive $1,000 per meeting plus travel expenses. Under the Company's proposed 1997 Stock Option Plan, each non-employee director will receive on an annual basis an option to purchase 1,500 UCRI Shares at an exercise price equal to the fair market value of the UCRI Common Stock as of the date of grant.

EXECUTIVE COMPENSATION

     The Company was recently formed for the purpose of effecting the Distribution and, as a result, historical information on the executive compensation of the Company's officers as such (as opposed to their compensation as officers of DAKA International) is not available. Compensation levels for the Company's executive officers will be established by the Board and the Compensation Committee in due course after the Distribution. It is anticipated, however, that such compensation levels will be similar to those compensation levels earned by executive officers while serving in similar capacities at DAKA International. The following tables provide information as to compensation paid by DAKA International during each of the three fiscal years ending with the fiscal year ended June 29, 1996 to the Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus for fiscal year 1996 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                              ANNUAL                          COMPENSATION
                                           COMPENSATION                          AWARDS
                                       ---------------------    ALL OTHER       OPTIONS/      ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR    SALARY       BONUS     COMPENSATION     SARS(1)      COMPENSATION
------------------------------  ----   --------     --------   ------------   ------------   ------------
William H. Baumhauer..........  1996   $369,558     $200,000
  Chairman and Chief            1995    325,000      230,000                                  $1,220,848(2)
  Executive Officer             1994    303,708      161,000                       9,000
Allen R. Maxwell(3)...........  1996    254,527       50,000     $ 60,000(4)      30,000(5)
  President and Chief           1995    248,850       50,000       60,000(4)       5,000
  Operating Officer             1994    256,036       80,500       60,000(4)
David G. Parker...............  1996    172,160       25,000                      18,000(5)
  Senior Vice President         1995    171,500       30,000                       1,500
  and Chief Administrative      1994    174,798       36,750                       1,500
  Officer
William T. Freeman(6).........  1996    147,116       50,000                      21,000(5)
  Senior Vice President         1995    108,270                                    6,000
  Corporate Development         1994           (7)
Louis A. Kaucic...............  1996    154,500       25,000                      15,000(5)
  Senior Vice President         1995    154,500       25,000                       1,500
  Human Resources               1994    157,471       36,750                       1,500

---------------
(1) Represents the number of DAKA Stock Options granted during the fiscal year.

(2) Represents amount earned pursuant to a long-term incentive plan, based on the market value of the DAKA Stock as of June 29, 1996 (the closing sale price of DAKA Common Stock on June 28, 1996, as reported by Nasdaq, was $23.50 per share). Due to the decline in the DAKA Common Stock price subsequent to June 29, 1995, as of October 22, 1996 this amount had declined to zero. The amount earned under such plan vests on June 30, 1997 and is payable in either cash or DAKA Common Stock at the option of DAKA International. No portion of the amount earned under the plan vests or is payable until June 30, 1997. See "-- Amendment to CEO Long-Term Incentive Plan."

(3) Mr. Maxwell will not serve as an executive officer of the Company.

(4) In lieu of the receipt of senior executive stock options in fiscal 1992 in connection with the recapitalization of DAKA International, DAKA International provides to Mr. Maxwell an annuity for which DAKA

    International pays to an insurance company $60,000 per year for five years, which payments commenced in fiscal year 1992.

(5) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on August 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of the DAKA Common Stock as of the date of grant) with respect to one third of the options granted, $25.80 per share with respect to another one third of the options granted and $27.60 per share with respect to the remaining one third of the options granted. See "The Reorganization -- Treatment of DAKA Stock Options."

(6) Mr. Freeman resigned from DAKA International in January 1997 and will not serve as an executive officer of the Company.

(7) Mr. Freeman became an employee of DAKA International in August 1994.

                          OPTION GRANTS IN FISCAL 1996

                                                                                       POTENTIAL REALIZABLE
                                                                                        VALUES AT ASSUMED
                                                                                      ANNUAL RATES OF STOCK
                                                 % OF                                   PRICE APPRECIATION
                                             TOTAL OPTIONS                               FOR OPTION TERM
                                              GRANTED TO     EXERCISE                       (10 YEARS)
                                    OPTIONS  EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
NAME                                GRANTED   FISCAL YEAR    PER SHARE      DATE       5% ($)      10% ($)
----------------------------------  -------  -------------   ---------   ----------   --------    ----------
Allen R. Maxwell..................  30,000(1)      5.7%       (1)          7/31/05     486,765     1,233,557
David G. Parker...................  18,000(1)      3.3        (1)          7/31/05     292,059       740,134
Louis A. Kaucic...................  15,000(1)      2.7        (1)          7/31/05     243,381       616,778
William T. Freeman................  21,000(1)      4.0        (1)          7/31/05     347,737       863,490

---------------
(1) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on September 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of DAKA Common Stock as of the date of grant) with respect to one third of the options granted, $25.80 per share with respect to another one third of the options granted and $27.60 per share with respect to the remaining one third of the options granted. See "The Reorganization -- Treatment of DAKA Stock Options."

                   AGGREGATE OPTION EXERCISES IN FISCAL 1996
                           AND YEAR-END OPTION VALUES

                                                                                        VALUE OF OUTSTANDING
                                                          NUMBER OF BENEFICIAL          IN-THE-MONEY OPTIONS
                                SHARES                 OPTIONS AT FISCAL YEAR-END      AT FISCAL YEAR-END(1)
                               ACQUIRED      VALUE     ---------------------------   --------------------------
NAME                          ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
----------------------------  -----------   --------   -----------   -------------   ----------   -------------
William H. Baumhauer........         --           --     187,000             --      $3,584,580           --
Allen R. Maxwell............         --           --      35,000         30,000         683,100           --
David G. Parker.............     10,000     $187,500      32,500         18,000         585,985           --
Louie A. Kaucic.............          0           --      14,500         15,000         223,985           --
William T. Freeman..........      6,000       86,220          --         21,000              --           --

---------------
(1) Based on the closing bid price of DAKA Common Stock on Nasdaq of $23.50 per share on June 28, 1996. Based on subsequent declines in the market price of DAKA Common Stock, these values are currently substantially lower.

                LONG-TERM INCENTIVE PLAN -- AWARD IN FISCAL 1996

                                          NUMBER OF       PERFORMANCE     ESTIMATED FUTURE PAYOUTS UNDER
                                        SHARES, UNITS       OR OTHER       NON STOCK-PRICE-BASED PLANS
                                          OR OTHER        PERIOD UNTIL    ------------------------------
NAME                                       RIGHTS          MATURATION     THRESHOLD    TARGET    MAXIMUM
--------------------------------------  -------------    --------------   ---------    ------    -------
William H. Baumhauer..................    (1)            June 30, 1997       (1)         (1)       (1)

---------------
(1) The long-term incentive plan implemented by the DAKA International Board on July 3, 1994 for the Chief Executive Officer is designed to provide an incentive payment, payable at DAKA International's option in the form of either cash or stock, equal to 2% of the increase in the market value of DAKA International, as determined by the average 30 day trading price of DAKA Common Stock and the weighted average number of shares outstanding, from July 3, 1994 to June 30, 1997 in excess of 15% of the market value at June 30, 1994. The incentive payment vests on June 30, 1997. See
    "-- Amendment to CEO Long-Term Incentive Plan."

EMPLOYMENT AGREEMENTS

     The Baumhauer Employment Agreement. DAKA International entered into an employment agreement (the "Baumhauer Employment Agreement") with William H. Baumhauer which commenced on January 1, 1997 and provides for an initial term of three (3) years. After the Distribution, the Company will assume the Baumhauer Employment Agreement under the same terms and conditions and DAKA International will be released therefrom. The date of the agreement, however, will be amended to be June 30, 1997. The Baumhauer Employment Agreement provides for automatic renewal each year so that the residual term of such agreement is never less than three years. Under the agreement, Mr. Baumhauer receives an annual base salary of $450,500, subject to adjustment at the discretion of the Board. It further provides that in the event the Company terminates the executive's employment without "cause" (as defined therein) or the executive terminates his employment for "good reason" (as defined therein), the Company shall pay the executive an amount equal to the executive's cash compensation for three years. "Good reason" is defined in each agreement as (i) an assignment to the executive of duties other than those contemplated by the agreement, or a limitation on the powers of the executive not contemplated by the agreement, (ii) the removal of the executive from or failure to elect the executive to his named position, or (iii) a reduction in the executive's rate of compensation or level of fringe benefits. "Cause" is defined in each agreement as the executive's (i) theft from or fraud on the Company, (ii) conviction of a felony or crime of moral turpitude, (iii) willful violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) willful and demonstrated unwillingness to perform his duties under the agreement.

     The Vlahos Employment Agreement. DAKA International, Champps and Dean Vlahos are parties to a five-year employment agreement for Mr. Vlahos (the "Vlahos Employment Agreement") which commenced on February 21, 1996. Following the Distribution, the Company will succeed DAKA International as the guarantor of Champps' obligations under the Vlahos Employment Agreement under substantially the same terms and conditions. Under such agreement, Mr. Vlahos provides full-time services to Champps in the capacity of Chairman of the Board, Chief Executive Officer and President and has the authority to control the operations of Champps so long as the average annual gross revenues per square foot of the Champps-owned restaurants is at least $400. During the period of Mr. Vlahos' full-time employment, Champps will pay Mr. Vlahos an initial base salary of $350,000 plus a bonus of 50% of his base salary if he attains certain targets established by the Board, which amount may be increased to up to 100% of his base salary if he exceeds such performance targets by margins determined by the Board. Twenty percent (20%) of the potential bonus payments for Mr. Vlahos were related to performance targets established for DAKA International as a whole (prior to the Distribution) and eighty percent (80%) were related to performance targets established for Champps. Following the Distribution and the assumption of the Vlahos Employment Agreement, 20% of the potential bonus payments for Mr. Vlahos will relate to the Company as a whole and 80% will relate to performance targets established for Champps. If Mr. Vlahos leaves for "good reason," or is terminated by DAKA International without "cause," during the term of his employment contract, the Company will be obligated to pay Mr. Vlahos his remaining salary and bonus as severance. "Good reason" is defined in such agreement as (i) an assignment to Mr. Vlahos of duties other than those contemplated by the agreement, or a limitation on the powers of Mr. Vlahos not contemplated by the agreement, (ii) the removal of Mr. Vlahos from or failure to elect Mr. Vlahos to his named position, or (iii) a reduction in Mr. Vlahos' rate of compensation or level of fringe benefits. "Cause" is defined in the agreement as Mr. Vlahos' (i) theft from or fraud on the Company, (ii) conviction of a felony, (iii) violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) demonstrated unwillingness to perform his duties under the agreement. In the event that Mr. Vlahos' employment is terminated for any reason other than by the Company for cause, Mr. Vlahos will be provided the right, subject to certain obligations to the Company, to establish a franchise for up to five Champps Americana restaurants anywhere in the world, but no such restaurant may be within a 20 mile radius of any other Champps restaurant, or in any territory that has been franchised or licensed by Champps.

  The Maxwell Employment Agreement.

     Allen R. Maxwell entered into an employment agreement (the "Maxwell Employment Agreement") with DAKA International which commenced on January 1, 1997. As required by Purchaser as a condition of the Offer, Mr. Maxwell has agreed that, following the Distribution, Mr. Maxwell will release DAKA International from such employment agreement. In consideration of such release, the Company has agreed to pay Mr. Maxwell an aggregate of $500,000 over three years commencing January 1, 1998. Effective as of the Offering Closing Date, Mr. Maxwell has entered into a new employment agreement with DAKA International on terms negotiated directly with Purchaser.

INDEMNIFICATION AGREEMENTS

     The Company intends to enter into Indemnification Agreements with certain of the executive officers of the Company and members of the Board who are not officers of the Company (the "Indemnitees"), pursuant to which the Company has agreed to advance expenses and indemnify such Indemnitees against certain liabilities incurred in connection with their services as executive officers and/or directors of the Company and in connection with their services as executive officers and/or directors of DAKA International prior to the consummation of the Offer (and, with respect to the Independent Directors (as defined below), prior to the consummation of the Merger). In the event of a proceeding brought against an Indemnitee by or in the right of DAKA International or the Company, such Indemnitee shall not be entitled to indemnification if such Indemnitee is adjudged to be liable to DAKA International or the Company, as the case may be, if applicable law prohibits such indemnification; provided, however, that, if applicable law so permits, indemnification shall nevertheless be made by the Company in such event if, and only to the extent that, the Court of Chancery of the State of Delaware, or another court in which such proceeding shall have been brought or is pending, shall determine.

     Under the terms of each Indemnification Agreement, the Company shall advance all reasonable expenses incurred by or on behalf of such Indemnitee in connection with any proceeding in which Indemnitee is involved by reason of Indemnitee's service to the Company or by reason of Indemnitee's service to DAKA International prior to the consummation of the Offer (and, with respect to the Independent Directors, prior to the consummation of the Merger). Such statement shall include, among other things, an undertaking by or on behalf of such Indemnitee to repay any expenses so advanced if it shall be ultimately determined that such Indemnitee is not entitled to indemnification for such expenses.

AMENDMENT TO CEO LONG-TERM INCENTIVE PLAN

     The long-term incentive plan implemented by the DAKA International Board on July 3, 1994 for the Chief Executive Officer was designed to provide an incentive payment, payable at DAKA International's option in the form of either cash or stock, equal to 2% of the increase in the market value of DAKA International, as determined by the average 30 day trading price of the DAKA Common Stock and the weighted average number of shares outstanding, from July 3, 1994 to June 30, 1997 in excess of 15% of the market value at June 30, 1994. Pursuant to this long-term incentive plan ("LTIP") William H. Baumhauer has the right (the "Performance Award") to receive an amount in cash, shares or a combination equal to 2% of the excess (if any) of (A) the market value of the DAKA International as of June 30, 1997 (determined based on the average aggregate trading price of outstanding DAKA Shares during the period beginning June 1, 1997 and ending June 30, 1997) over (B) $137,776,000. Pursuant to its right to adjust the Performance Award if it determines that external changes or other unanticipated business conditions have materially affected the intended operation of the LTIP, the Compensation Committee of the DAKA International Board has amended the terms of the Performance Award such that Mr. Baumhauer's right to receive the Performance Award shall instead be treated as though Mr. Baumhauer were the holder of an option expiring immediately after the Offer Closing Time to acquire 228,260 DAKA Shares at an exercise price of $12.07 per share (the "Deemed LTIP Option"). Upon consummation of the Offer, after the conversion pursuant to the terms of the Reorganization Agreement (the "Conversion") of the outstanding DAKA Stock Options into (x) options to acquire an equal number of UCRI Shares and (y) options to acquire an equal number of DAKA Shares, Mr. Baumhauer's rights pursuant to the amended Performance Award will be determined as though the Deemed LTIP Option were converted pursuant to the Conversion. See "The Reorganization -- Treatment of DAKA Stock Options." Under the terms of the amended Performance Award, the Company will (I) purchase Mr. Baumhauer's deemed option to purchase DAKA Shares into which the Deemed LTIP Option was converted for an amount equal to the product of (i) 228,260 and (ii) the excess, if any, of the Offer Price over the exercise price for such deemed option determined pursuant to the Conversion and (II) purchase Mr. Baumhauer's deemed option to purchase UCRI Shares into which the Deemed LTIP Option was converted in exchange for that number of UCRI Shares that is equal to the quotient obtained by dividing (i) the product of (A) 228,260 and (B) the excess, if any, of the per-share fair market value of the UCRI Common Stock, based on the average closing price of the UCRI Common Stock over the three-consecutive-day trading period immediately following the Offer Closing Date (the "LTIP Price") over the exercise price for such deemed option determined pursuant to the Conversion divided by (ii) the LTIP Price.

EMPLOYEE STOCK PLANS

  Treatment of Stock Options in the Reorganization.

     As provided in the Reorganization Agreement, outstanding DAKA Stock Options which have been granted to employees of the Company, non-employee directors of the Company, and former DAKA International employees (who are not employees of the Company) pursuant to the DAKA Option Plans and which are outstanding immediately prior to the Distribution shall be converted into two separate non-qualified options. The holder of a DAKA Stock Option will receive one DAKA Converted Option and one UCRI Converted Option, with each Converted Option equal in number to the number of DAKA Shares relating to such DAKA Stock Option. The exercise price per share of each DAKA Converted Option shall be adjusted by dividing the pre-conversion exercise price by the DAKA Conversion Factor. The DAKA Conversion Factor shall mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus the UCRI Stock Value by (b) the Offer Price. The exercise price per share of each UCRI Converted Option shall be adjusted by dividing the pre-conversion exercise price by the UCRI Conversion Factor. The UCRI Conversion Factor shall mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus (ii) the UCRI Common Stock Value by (b) the UCRI Stock Value. Each Converted Option shall otherwise be subject to the same terms and conditions as the original DAKA Stock Option.

  The Company's 1997 Stock Option and Incentive Plan.

     Effective as of the Distribution Date, the Board has adopted the 1997 Stock Option Plan pursuant to which 1,250,000 UCRI Shares are authorized and reserved for issuance. The 1997 Stock Option Plan permits the grant of (i) options to purchase UCRI Shares intended to qualify as incentive stock options under
Section 422 of the Code ("Incentive Options") and (ii) options that do not so qualify ("Non-Qualified Options"). The 1997 Stock Option Plan also permits the grant of up to 250,000 UCRI Shares in the form of restricted stock, unrestricted stock and Performance Share Awards (as defined in the 1997 Stock Option Plan). The 1997 Stock Option Plan is designed and intended as a performance incentive for officers, directors, employees, consultants and other key persons performing services for the Company or its subsidiaries to encourage such persons to acquire or increase a proprietary interest in the success of the Company.

     Plan Administration. The 1997 Stock Option Plan provides that it shall be administered either by the entire Board or the Compensation Committee as appointed by the Board from time to time (in either case, the "Administrator"). Each member of the Compensation Committee must be an "outside director" within the meaning of Section 162(m) of the Code and an "non-employee" director within the meaning of the rules promulgated by the Commission under Section 16 of the Exchange Act in order for specific grants of Incentive Options or Non-Qualified Options to receive favorable treatment under certain relevant securities and tax laws.

     The Administrator has full power to select, from among the persons eligible for awards under the 1997 Stock Option Plan, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms of each award, subject to the provisions of the 1997 Stock Option Plan. Incentive Options may be granted only to officers or other employees of the Company, including members of the Board who are also employees of the Company or its subsidiaries. Non-Qualified Options and other awards may be granted or issued to officers or other employees of the Company, directors and to consultants and other key persons who provide services to the Company (regardless of whether they are also employees). Stock options with respect to no more than 100,000 UCRI Shares can be granted to any individual during any calendar year period.

     The exercise price of each option granted under the 1997 Stock Option Plan shall generally be the fair market value of the UCRI Common Stock on the date of grant as determined by the Administrator; provided, however, that if the UCRI Common Stock is traded on a national securities exchange or Nasdaq, the fair market value shall not be less than the closing price reported for the UCRI Common Stock on such date of grant. In the case of a grant of a Non-Qualified Stock Option in lieu of cash compensation, the exercise price shall be no less than 50% of the fair market value of the UCRI Common Stock on the date of grant. No Incentive Option may be granted under the 1997 Stock Option Plan to any employee of the Company or any subsidiary who owns at the date of grant shares of stock representing in excess of 10% of the voting power of all classes of stock of the Company or a parent or a subsidiary unless the exercise price for stock subject to such option is at least 110% of the fair market value of such stock at the time of grant and the option term does not exceed five years. No options may be transferred by the optionee other than by will or the laws of descent or distribution provided, however, that the Administrator may permit an optionee to transfer his Non-Qualified Option to members of his immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners.

     The term of each option is fixed by the Administrator and, in the case of an Incentive Option, may not exceed ten years from the date of grant. The Administrator determines at what time or times each option may be exercised and, subject to the provisions of the 1997 Stock Option Plan, the period of time during which options may be exercised, if any, after termination of employment for any reason. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Administrator. Upon exercise of options, the option exercise price must be paid in full (i) in cash or by certified or bank check or other instrument acceptable to the Administrator,
(ii) if the applicable option agreement permits, by delivery of UCRI Shares already owned by the optionee, or (iii) through a "cashless" exercise procedure, subject to certain limitations.

     At the discretion of the Administrator, stock options granted under the 1997 Stock Option Plan may include a "re-load" feature pursuant to which an optionee exercising an option by the delivery of shares of UCRI Shares would automatically be granted an additional stock option (with an exercise price equal to the fair market value of the UCRI Common Stock on the date the additional stock option is granted) to purchase that number of UCRI Shares equal to the number delivered to exercise the original stock option. The purpose of this feature is to enable participants to maintain an equity interest in the Company without dilution.

  Stock Options Granted to Non-employee Directors

     The 1997 Stock Option Plan provides for the automatic grant of Non-Qualified Options to non-employee directors. Each non-employee director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders, beginning with the 1997 annual meeting of stockholders, will automatically be granted on such day a Non-Qualified Option to acquire 1,500 UCRI Shares. The exercise price of each such Non-Qualified Option is the fair market value of the UCRI Common Stock on the date of grant. The Administrator may also grant additional Non-Qualified Options to non-employee directors.

  Restricted Stock

     The Administrator may also award shares of UCRI Shares to participants, subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. If the performance goals and other restrictions are not attained, the participants will forfeit their shares of restricted stock. The purchase price of shares of restricted stock will be determined by the Administrator.

  Unrestricted Stock

     The Administrator may also grant UCRI Shares (at no cost or for a purchase price determined by the Administrator) which are free from any restrictions under the 1997 Stock Option Plan. Shares of unrestricted stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to such participants. With the consent of the Administrator, participants may elect to receive their cash compensation in the form of unrestricted stock, either payable currently or on a deferred basis.

  Performance Share Awards

     The Administrator may also grant performance share awards to participants entitling the participants to receive UCRI Shares upon the achievement of individual or Company performance goals and such other conditions as the Administrator shall determine.

  Adjustments for Stock Dividends, Mergers, Etc.

     The Administrator will make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Administrator, in its discretion may provide for substitution or adjustments of outstanding awards, or may terminate all awards with payment of cash or in-kind consideration.

     Change of Control Provisions. The 1997 Stock Option Plan provides that in the case of certain transactions constituting a change in control of the Company, the 1997 Stock Option Plan and the awards issued thereunder shall terminate upon the effectiveness of any such transaction or event, unless provision is made in connection with such transaction for the assumption of awards theretofore granted, or the substitution for such awards of new awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and the per share exercise price, if any. In the event of such termination, each vested award, other than options, shall be settled in cash or in kind, and each holder of outstanding options shall be permitted to exercise all options whether vested or unvested for a period of at least 15 days prior to the date of such termination.

  Amendments and Termination

     The Board may at any time amend or discontinue the 1997 Stock Option Plan and the Administrator may at any time amend or cancel outstanding awards for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may be taken which adversely affects any rights under outstanding awards without the holder's consent. Further, 1997 Stock Option Plan amendments shall be subject to approval by the Company's stockholders if and to the extent required by the Code to preserve the qualified status of Incentive Options or to preserve tax deductibility of compensation earned under stock options.

TAX ASPECTS OF THE 1997 STOCK OPTION PLAN UNDER THE U.S. INTERNAL REVENUE CODE

     The following is a summary of the principal Federal income tax consequences of option grants under the 1997 Stock Option Plan. It does not describe all Federal tax consequences under the 1997 Stock Option Plan, nor does it describe state or local tax consequences.

     Incentive Options. Under the Code, an employee will not realize taxable income by reason of the grant or the exercise of an Incentive Option. If an employee exercises an Incentive Option and does not dispose of the shares until the later of (a) two years from the date the option was granted or (b) one year from the date the shares were transferred to the employee, the entire gain, if any, realized upon disposition of such shares will be taxable to the employee as long-term capital gain, and the Company will not be entitled to any deduction. If an employee disposes of the shares within such one-year or two-year period in a manner so as to violate the holding period requirements (a "disqualifying disposition"), the employee generally will realize ordinary income in the year of disposition, and, provided the Company complies with applicable withholding requirements, the Company will receive a corresponding deduction in an amount equal to the excess of (1) the lesser of (x) the amount, if any, realized on the disposition and (y) the fair market value of the shares on the date the option was exercised over (2) the option price. Any additional gain realized on the disposition of the shares acquired upon exercise of the option will be long-term or short-term capital gain and any loss will be long-term or short-term capital loss depending upon the holding period for such shares. The employee will be considered to have disposed of his shares if he sells, exchanges, makes a gift of or transfers legal title to the shares (except by pledge or by transfer on death). If the disposition of shares is by gift and violates the holding period requirements, the amount of the employee's ordinary income (and the Company's deduction) is equal to the fair market value of the shares on the date of exercise less the option price. If the disposition is by sale or exchange, the employee's tax basis will equal the amount paid for the shares plus any ordinary income realized as a result of the disqualifying disposition. The exercise of an Incentive Option may subject the employee to the alternative minimum tax.

     Special rules apply if an employee surrenders UCRI Shares in payment of the exercise price of such employee's Incentive Option.

     An Incentive Option that is exercised by an employee more than three months after an employee's employment terminates will be treated as a Non-Qualified Option for Federal income tax purposes. In the case of an employee who is disabled, the three-month period is extended to one year and in the case of an employee who dies, the three-month employment rule does not apply.

     Non-Qualified Options. There are no Federal income tax consequences to either the optionee or the Company on the grant of a Non-Qualified Option. On the exercise of a Non-Qualified Option, the optionee (except as described below) has taxable ordinary income equal to the excess of the fair market value of the UCRI Common Stock received on the exercise date over the option price of the shares. The optionee's tax basis for the shares acquired upon exercise of a Non-Qualified Option is increased by the amount of such taxable income. The Company will be entitled to a Federal income tax deduction in an amount equal to such excess, provided the Company complies with applicable withholding rules. Upon the sale of the shares acquired by exercise of a Non-Qualified Option, the optionee will realize long-term or short-term capital gain or loss depending upon his or her holding period for such shares.

     Special rules apply if an optionee surrenders UCRI Shares in payment of the exercise price of a Non-Qualified Option.

PARACHUTE PAYMENTS

     The exercise of any portion of any option that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated options to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or portion of such payments (in addition to other taxes ordinarily payable).

LIMITATION ON COMPANY'S DEDUCTIONS

     As a result of Section 162(m) of the Code, the Company's deduction for certain awards under the 1997 Stock Option Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table receives compensation (other than performance-based compensation) in excess of $1 million a year.

1997 STOCK PURCHASE PLAN

     The Company's 1997 Stock Purchase Plan (the "Stock Purchase Plan") provides an opportunity for eligible employees of the Company and its subsidiaries to purchase UCRI Shares, at a discount, through regular payroll deductions of up to 50% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 400,000 UCRI Shares may be issued under the Stock Purchase Plan.

     The first offering under the Stock Purchase Plan will begin on the first business day after the Offer Closing Date and end on September 30, 1997. Unless otherwise determined by the Board, subsequent offerings will commence on each October 1, January 1, April 1 and July 1 thereafter and will have a duration of three months. The Purchase Plan Administrator (as defined below) may, in its discretion select a different offering period for any offering, provided the duration of the offering is not more than one year. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Stock Purchase Plan.

     The maximum number of shares which may be purchased by a participating employee of the Company and is subsidiaries during an offering will be determined by the Purchase Plan Administrator on a uniform basis and generally will equal 1,000 UCRI Shares. An employee may purchase shares under the Stock Purchase Plan by authorizing payroll deductions of up to 50% of his regular pay during this offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase UCRI Shares on the last business day of the period at a price equal to no less than 85% of the fair market value of the UCRI Common Stock on the first or last day of this offering period, whichever is lower. For these purposes, the fair market value of the UCRI Common Stock on the first day of the initial offering period shall be deemed to be the offering price to the public on such date. Under applicable tax rules, an employee may purchase no more than $25,000 worth of UCRI Common Stock in any calendar year (determined on the first day of this offering period(s) in which such stock is purchased); certain other tax limitations may apply.

     The Stock Purchase Plan will be administered by the person or persons appointed by the Board (the "Purchase Plan Administrator"). The Purchase Plan Administrator has the discretion to designate the subsidiaries of the Company whose employees are eligible to participate in the Stock Purchase Plan from time to time. The Purchase Plan Administrator may at any time amend the Stock Purchase Plan, subject to the approval of the Company's stockholders if and to the extent required to preserve the favorable tax treatment of participants, or discontinue the Stock Purchase Plan.

     The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Code, which provides that an employee will not have income for federal income tax purposes at the start of an offering or upon receipt of UCRI Shares at the end of an offering, but generally will recognize ordinary income, in addition to capital gain or loss, when the employee sells the shares. The Company generally will not be entitled to a tax deduction upon either the purchase or sale of shares issued under the Stock Purchase Plan if certain holding period requirements are met.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Compensation Committee of the Board are Messrs. Cox, O'Donnell and Schwartz and Ms. Belton, all of whom served as members of the Compensation Committee of the DAKA International Board. For a discussion of certain transactions among the Company and the members of the Compensation Committee, see "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTEREST OF CERTAIN PERSONS IN THE DISTRIBUTION

  Employee Benefit and Other Arrangements for Officers and Directors

     The executive officers of the Company will be entitled to participate in certain deferred compensation, stock option, severance and other benefit arrangements provided by the Company following the Distribution, which will not be available to all employees of the Company; however, the compensation and other benefit arrangements in which the officers and directors of the Company will be entitled to participate following the Distribution will be substantially the same as the compensation and other benefit arrangements which were extended to those individuals in their previous capacities as officers and/or directors of DAKA International. In addition, following the Distribution, certain of the directors, officers and employees of the Company may be entitled to receive certain adjustments to their existing benefit arrangements, including adjustments made to outstanding stock options, as a result of the consummation of the proposed transactions. See "The Reorganization -- Treatment of DAKA Stock Options" and "Management -- Amendment to CEO Long-Term Incentive Plan."

     In addition, each officer or director of the Company who is a former officer or director of DAKA International and/or Daka will be entitled to be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with his previous service for or on behalf of DAKA International and/or Daka pursuant to Indemnification Agreements with the Company (the "Indemnification Agreements" and each, an "Indemnification Agreement"). See "Liability and Indemnification of Directors and Officers" and "Management -- Interest of Certain Persons in the Distribution."

     Bear Stearns has acted as financial advisor to DAKA International in connection with the Offer, the Merger and the Distribution, and will receive a fee for such services, payment of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements. The transaction fee relating to the Offer, the Merger and the Distribution is expected to equal approximately $1.95 million. In the past, Bear Stearns and its affiliates have provided financial advisory and financing services for DAKA International and have received fees for rendering such services. Alan D. Schwartz is Senior Managing Director -- Corporate Finance of Bear Stearns, and a director of the Company and, effective after the Offer is consummated, a former director of DAKA International.

     Allen R. Maxwell, a director of the Company and, effective after the Offer is consummated, a former director of DAKA International, entered into a Termination and General Release Agreement (the "Release") with DAKA International and the Company as of May 27, 1997, which Release was required by the Purchaser as a condition of the Offer. Pursuant to the Release and conditioned upon the consummation of the Offer, (i) Mr. Maxwell will terminate his existing employment agreement with DAKA International as of the Offer Closing Time, (ii) each of DAKA International and Mr. Maxwell will release the other from the claims it may have under the employment agreement as of the Offer Closing Time and (iii) the Company will pay Mr. Maxwell $500,000 over a three-year period that commences on January 1, 1998.

     On May 23, 1997, Mr. Maxwell entered into a new employment agreement (the "New Maxwell Employment Agreement") by and among Compass Group USA, Inc. ("Compass US"), DAKA International and Daka. Pursuant to the New Maxwell Employment Agreement, Mr. Maxwell will act as the president of Daka and will be an officer and a member of senior management of Compass US during the term of the agreement. The agreement provides for an initial term commencing on the Merger Effective Time and ending on September 30, 1999 and for a continuing term until the agreement is terminated in accordance with the terms thereof. Under the New Maxwell Employment Agreement, Mr. Maxwell will receive an annual base salary of $280,000 and other customary benefits, and will be eligible to receive a discretionary bonus at year-end for his services rendered during the initial term. The agreement further provides that in the event Mr. Maxwell's employment is terminated without "cause" (as defined therein), he shall be paid a severance amount equal to one and one-half times his compensation package under the agreement over an eighteen-month period. The New Maxwell Employment Agreement is contingent upon the consummation of the Merger.

     William H. Baumhauer, Chairman, Chief Executive Officer and President of the Company had his Performance Award under the LTIP amended pursuant to an agreed upon formula in the manner described under "Management -- Amendment to CEO Long-Term Incentive Plan."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The outstanding voting securities of DAKA International as of April 30, 1997 consisted of 11,092,859 DAKA Shares, each of which is entitled to one vote on each matter submitted to a vote of the stockholders, and 11,911.545 shares of Series A Preferred Stock, convertible into 264,701 DAKA Shares, each of which is entitled to one vote on each matter submitted to a vote of the stockholders for each DAKA Share issuable upon conversion of the Series A Preferred Stock at the time a vote is taken.

     The following table sets forth certain information, as of April 30, 1997, with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the voting stock of DAKA International, each director of the Company, each named executive officer of the Company, and all directors and executive officers of the Company as a group. After giving effect to the Distribution, it is expected that these holders will hold UCRI Shares in similar proportions to the amounts set forth below.

                                                                     BENEFICIAL OWNERSHIP
                                                               ---------------------------------
                                                                                 PERCENTAGE
                                                                             -------------------
                                                               NUMBER OF     COMMON      VOTING
            NAME AND ADDRESS OF BENEFICIAL OWNER               SHARES(1)     STOCK      STOCK(2)
-------------------------------------------------------------  ---------     ------     --------
5% Stockholders
Timothy R. Barakett..........................................    608,600(3)     5.5%         5.4%
  590 Madison Avenue, 32nd Floor, New York, NY 10022
Barrow, Hanley, Mewhinney & Strauss, Inc.....................    579,600(4)     5.2          5.1
  One McKinney Plaza, 3232 McKinney Avenue, 15th Floor
     Dallas, TX 75204-2429
Named Executive Officers and Directors
William H. Baumhauer(5)......................................    187,000(6)     1.7          1.6
Erline Belton(7).............................................      6,500(8)       *            *
E.L. Cox(9)..................................................      8,500(10)      *            *
Louis A. Kaucic(5)...........................................     15,100(11)      *            *
Allen R. Maxwell(5)..........................................    392,766(12)    3.5          3.4
Joseph W. O'Donnell(13)......................................      3,400(14)      *            *
David G. Parker(5)...........................................     32,500(15)      *            *
Charles W. Redepenning, Jr.(5)...............................     23,100(16)      *            *
Alan D. Schwartz(17).........................................     10,000(18)      *            *
Dean P. Vlahos(19)...........................................    847,014        7.6          7.4
All directors and executive officers as a group (10)
  persons....................................................  1,525,880       13.4%        13.1%

---------------
   * Less than 1%

 (1) Beneficial share ownership is determined pursuant to Rule 13d-3 promulgated under the Exchange Act. Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote such security or the power to dispose of such security. The amounts set forth in the table as beneficially owned include shares owned, if any, by spouses and relatives living in the same home as to which beneficial ownership may be disclaimed. The amounts set forth in the table as beneficially owned include (i) DAKA Shares which directors and executive officers have the right to acquire pursuant to previously granted options exercisable within 60 days of April 30, 1997 and (ii) DAKA Shares which may be acquired upon conversion of shares of Series A Preferred Stock outstanding as of April 30, 1997.

 (2) Includes all outstanding DAKA Shares and 11,911.545 shares of Series A Preferred Stock remaining outstanding. For purposes of determining the percentages set forth in the table, each outstanding share of Series A Preferred Stock is counted as the equivalent of the 22.22 DAKA Shares into which it can be converted, because it is entitled to one vote on each matter submitted to a vote of stockholders for each DAKA Share issuable upon conversion.

 (3) This information is based upon a Schedule 13D filed with the Commission on May 19, 1997.

 (4) This information is based upon a Schedule 13D filed with the Commission on February 13, 1997.

 (5) The address of the beneficial owner is One Corporate Place, 55 Ferncroft Road, Danvers, MA 01923.

 (6) DAKA Shares issuable upon exercise of options.

 (7) The address of the beneficial owner is 41 Hawthone Street, Roxbury, MA
     02119.

 (8) Includes 5,500 DAKA Shares issuable upon exercise of options.

 (9) The address of the beneficial owner is 2215 Covey Court, Grand Rapids, MI 49546.

(10) DAKA Shares issuable upon exercise of options.

(11) Includes 14,500 DAKA Shares issuable upon exercise of options.

(12) Includes 35,000 DAKA Shares issuable upon exercise of options.

(13) The address of the beneficial owner is Route 7A, Equinox Jr., Floor 2, Manchester, VT, 05254.

(14) Includes 1,500 DAKA Shares issuable upon exercise of options.

(15) DAKA Shares issuable upon exercise of options.

(16) Includes 22,500 DAKA Shares issuable upon exercise of options.

(17) The address of the beneficial owner is 245 Park Avenue, New York, NY 10167.

(18) DAKA Shares issuable upon exercise of options.

(19) The address of the beneficial owner is 153 East Lake Street, Wayzata, MN 55391.

                     DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

     AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 UCRI Shares, of which 11,413,001 UCRI Shares will be issued and outstanding as of the Distribution Date, and 5,000,000 shares of Preferred Stock, of which no shares will be issued and outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate as of the Distribution Date and By-laws, copies of which are filed as exhibits to the registration statement of which this Information Statement is a part. The Certificate and By-laws have been adopted by the stockholders of the Company and the Board.

     Common Stock. Holders of UCRI Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of UCRI Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of Preferred Stock, if and when issued. The holders of UCRI Common Stock have no preemptive or other subscription rights.

     The holders of UCRI Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board from funds legally available therefor, with each UCRI Share sharing equally in such dividends. The possible issuance of Preferred Stock with a preference over UCRI Common Stock as to dividends could impact the dividend rights of holders of UCRI Common Stock.

     There are no redemption or sinking fund provisions with respect to the UCRI Common Stock. All outstanding UCRI Shares, including the shares offered hereby, are, or will be upon completion of the Offering, fully paid and non-assessable.

     The By-laws provide, subject to the rights of the holders of the Preferred Stock, if and when issued, that the number of directors shall be fixed by the Board. The directors, other than those who may be elected by the holders of Preferred Stock, if and when issued, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term, except with respect to the initial term of each class of directors which shall be for the period described under "Management -- Directors and Executive Officers." Subject to any rights of the holders of Preferred Stock, if and when issued, to elect directors, and to remove any director, whom the holders of any such stock had the right to elect, any director of the Company may be removed from office only for cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

     Undesignated Preferred Stock. The Board is authorized, without further action of the stockholders of the Company, to issue up to 5,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such Preferred Stock issued by the Company may rank prior to the UCRI Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into UCRI Shares.

     The purpose of authorizing the Board to issue Preferred Stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     General. A number of provisions of the Certificate and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the UCRI Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to the stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of the stockholders of the Company, and could depress the market price of the UCRI Common Stock. The Board believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect".

     Board of Directors. The Certificate provides for the Board to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board will be elected each year. In addition, the Certificate provides that stockholders may remove a director only for cause and only by the vote of the holders of two-thirds of the UCRI Common Stock.

     Meetings of Stockholders. The By-laws provide that a special meeting of stockholders may be called only by the Board, unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual or special meeting of stockholders.

     No Stockholder Action by Written Consent. The Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

     Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and, in the discretion of the Board, non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company, and under certain circumstances in connection with service for or on behalf of DAKA International. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. See "Liability and Indemnification of Directors and Officers." The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

     Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by, a majority of the Board and (with certain exceptions) thereafter approved by the holders of a majority of the outstanding shares entitled to vote on such amendment or repeal and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class; provided however, that the affirmative vote of two-thirds of the outstanding shares of each class entitled to vote thereon as a class, is required to amend (i) provisions set forth in Article V therein relating to stockholder actions at annual or special meetings of stockholders, (ii) provisions set forth in Article VI therein relating to directors of the Company,
(iii) provisions set forth in Article VII therein relating to the limitation of liability of directors and officers of the Company and (iv) provisions set forth in Article IX therein relating to amendments to the Certificate.

     Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board or by the stockholders. Such action by the Board requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose, unless the Board recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

     Ability to Adopt Shareholder Rights Plan. The Board may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board has no present intention of adopting a shareholder rights plan and is unaware of any attempt to gain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is subject to the provisions of Section 203 of the DGCL ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the UCRI Common Stock is American Stock Transfer & Trust Company.

                      HART-SCOTT-RODINO FILING REQUIREMENT

     Any person receiving UCRI Shares pursuant to the Distribution and meeting the criteria set forth below may be required to file a Premerger Notification and Report pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). In general, if (i) a person receiving UCRI Shares pursuant to the Distribution would own, upon consummation of the Distribution, UCRI Shares that exceed $15 million in value, (ii) certain jurisdictional requirements are met and (iii) no exemption applies, then the HSR Act would require that such person file a Premerger Notification and Report Form and observe the applicable waiting periods under the HSR Act prior to acquiring UCRI Shares pursuant to the Distribution. If such waiting periods have not expired or been terminated at the Distribution Date with respect to such recipient, the Company may be required to deliver such recipient's UCRI Shares into an escrow facility pending the expiration or termination of such waiting period. Holders of UCRI Shares are urged to consult their legal counsel to determine whether the requirements of the HSR Act will apply to the receipt by them of UCRI Shares in the Distribution.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The directors and officers of the Company are indemnified by certain provisions of the By-Laws and the Certificate. See "Description of the Company's Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and By-Laws -- Indemnification and Limitation of Liability." In addition, the Company intends to enter into Indemnification Agreements with the Indemnitees, pursuant to which the Company will agree to advance expenses and indemnify such Indemnitees against certain liabilities incurred in connection with their services as executive officers and/or directors of the Company and in connection with their services as executive officers and/or directors of DAKA International, prior to the consummation of the Offer (and, with respect to the Independent Directors, prior to the consummation of the Merger). In the event of a proceeding brought against an Indemnitee by or in the right of the Company or DAKA International, such Indemnitee shall not be entitled to indemnification if such Indemnitee is adjudged to be liable to the Company or DAKA International, as the case may be, if applicable law prohibits such indemnification; provided, however, that, if applicable law so permits, indemnification shall nevertheless be made by the Company in such event if, and only to the extent that, the Court of Chancery of the State of Delaware, or another court in which such proceeding shall have been brought or is pending, shall determine.

     Under the terms of each Indemnification Agreement, the Company shall advance all reasonable expenses incurred by or on behalf of such Indemnitee in connection with any proceeding in which Indemnitee is involved by reason of Indemnitee's service to the Company or by reason of Indemnitee's service to DAKA International prior to the consummation of the Offer (and, with respect to the Independent Directors, prior to the consummation of the Merger) within ten days after the receipt by the Company of a statement from such Indemnitee requesting such advance. Such statement shall include, among other things, an undertaking by or on behalf of such Indemnitee to repay any expenses so advanced if it shall be ultimately determined that such Indemnitee is not entitled to indemnification against such expenses.

     The preceding description of the indemnification obligations of the Company is intended as a summary only and is qualified in its entirety by the full text of the form of such agreements on file with the Commission.

                              INDEPENDENT AUDITORS

     The Board anticipates appointing Deloitte & Touche LLP as the Company's independent auditors to audit the Company's financial statements for the fiscal year ending June 28, 1997.

                        UNIQUE CASUAL RESTAURANTS, INC.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................  F-2
Report of Independent Public Accountants..............................................  F-3
Combined Financial Statements:
  Balance Sheets as of June 29, 1996, July 1, 1995 and March 29, 1997 (Unaudited).....  F-4
  Statements of Operations for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited) and
     March 30, 1996 (Unaudited).......................................................  F-5
  Statements of Cash Flows for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited) and
     March 30, 1996 (Unaudited).......................................................  F-6
  Statements of Group Equity for the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and for the nine months ended March 29, 1997 (Unaudited)........  F-7
  Notes to Combined Financial Statements..............................................  F-8

     The accompanying combined financial statements of Unique Casual Restaurants, Inc. have been prepared to give effect to the legal transfer of the "Transferred Businesses" to the Registrant which will not occur until immediately before effectiveness of the Registrant's Registration Statement on Form 10. On the effective date of the Registration Statement covering the shares of common stock to be distributed, we will issue the following report.

"INDEPENDENT AUDITORS' REPORT

UNIQUE CASUAL RESTAURANTS, INC.:

     We have audited the accompanying combined balance sheets of Unique Casual Restaurants, Inc. as of June 29, 1996 and July 1, 1995 and the related combined statements of operations, cash flows and group equity for each of the three years in the period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Champps Entertainment, Inc. (an acquisition by the Company accounted for as a pooling-of-interests), which statements reflect total assets constituting 12.0% of combined total assets as of July 1, 1995, total revenues constituting 9.1% and 6.8% of combined total revenues for the years ended July 1, 1995 and July 2, 1994, respectively, and net income constituting 11.7% and 47.5% of combined net income for the years ended July 1, 1995 and July 2, 1994, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Champps Entertainment, Inc., is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, such combined financial statements present fairly, in all material respects, the financial position of Unique Casual Restaurants, Inc. as of June 29, 1996 and July 1, 1995 and the results of its operations and its cash flows for each of the three years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the combined financial statements, during the year ended June 29, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of."

Boston, Massachusetts
            , 1997"

Deloitte & Touche LLP
Boston, Massachusetts
May 30, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Champps Entertainment, Inc.:

     We have audited the consolidated balance sheet of Champps Entertainment, Inc. (a Minnesota corporation) and Subsidiaries as of July 2, 1995, and the related consolidated statements of operations and shareholders' investment and cash flows for the years ended July 2, 1995 and June 30, 1994, not included herein. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champps Entertainment, Inc. and Subsidiaries as of July 2, 1995 and the results of their operations and cash flows for the years ended July 2, 1995 and June 30, 1994 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
April 5, 1996

                        UNIQUE CASUAL RESTAURANTS, INC.

                            COMBINED BALANCE SHEETS
                             (Dollars in thousands)

                                                                JUNE 29,   JULY 1,    MARCH 29,
                                                                  1996       1995       1997
                                                                --------   --------   ---------
                                                                                     (UNAUDITED)
ASSETS:
Current assets:
  Cash........................................................  $  5,281   $  5,727   $  3,798
  Accounts receivable, net....................................     5,509      2,776      5,460
  Inventories.................................................     3,488      2,633      4,389
  Deferred tax assets.........................................        --        370         --
  Prepaid expenses and other current assets...................     2,174      1,766      2,854
                                                                --------   --------   --------
          Total current assets................................    16,452     13,272     16,501
                                                                --------   --------   --------
Property and equipment:
  Land........................................................    10,587      8,751     10,587
  Buildings and leasehold improvements........................    80,787     66,008     93,468
  Equipment...................................................    42,073     23,342     43,478
                                                                --------   --------   --------
                                                                 133,447     98,101    147,533
  Accumulated depreciation and amortization...................   (26,168)   (18,724)   (34,080)
                                                                --------   --------   --------
     Property and equipment, net..............................   107,279     79,377    113,453
                                                                --------   --------   --------
Investments in, and advances to, affiliates...................     5,000         --      5,000
Deferred tax assets...........................................       682        847        883
Other assets, net.............................................    12,935      8,935     12,126
                                                                --------   --------   --------
                                                                $142,348   $102,431   $147,963
                                                                ========   ========   ========
LIABILITIES AND GROUP EQUITY:
Current liabilities:
  Accounts payable............................................  $  6,305   $  5,997   $  9,719
  Accrued expenses............................................     7,177      8,605      8,432
  Current portion of long-term debt...........................     1,299        731      1,096
  Deferred tax liabilities....................................       228         --        676
                                                                --------   --------   --------
          Total current liabilities...........................    15,009     15,333     19,923
Long-term debt................................................     5,067      3,278      4,002
Other long-term liabilities...................................    12,210      7,933     12,322
Minority interests............................................     1,168      1,908      1,104

Commitments and contingencies (Note 11)

Group equity..................................................   108,894     73,979    110,612
                                                                --------   --------   --------
                                                                $142,348   $102,431   $147,963
                                                                ========   ========   ========

                  See notes to combined financial statements.

                        UNIQUE CASUAL RESTAURANTS, INC.

                       COMBINED STATEMENTS OF OPERATIONS
        FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994, AND FOR THE NINE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                NINE MONTHS ENDED
                                                                             ----------------------
                                                                             MARCH 29,    MARCH 30,
                                           1996        1995        1994        1997         1996
                                         --------    --------    --------    ---------    ---------
                                                                                   (UNAUDITED)
REVENUES:
  Sales...............................   $176,050    $131,698    $ 95,798    $148,466      $128,515
  Franchising and royalty income......      7,705       6,032       4,879       3,894         6,528
                                         --------    --------    --------    --------      --------
     Total............................    183,755     137,730     100,677     152,360       135,043
                                         --------    --------    --------    --------      --------
COSTS AND EXPENSES:
  Cost of sales and operating
     expenses.........................    148,155     108,126      78,562     131,142       106,685
  Selling, general and administrative
     expenses.........................     24,181      18,566      13,611      21,495        18,107
  Depreciation and amortization.......     12,136       6,632       4,551      11,764         8,342
  Impairment charges..................      3,026          --          --          --         3,026
  Merger costs........................      2,900          --          --          --         2,900
  Interest expense....................        641         331         300         613           375
  Interest income.....................       (353)       (622)       (327)       (321)         (244)
                                         --------    --------    --------    --------      --------
     Total............................    190,686     133,033      96,697     164,693       139,191
                                         --------    --------    --------    --------      --------
Income (loss) before income taxes
  (benefit) and minority interests....     (6,931)      4,697       3,980     (12,333)       (4,148)
Income tax expense (benefit)..........       (536)      3,068       2,591      (3,721)          404
Minority interests....................       (725)       (169)         89         (64)         (724)
                                         --------    --------    --------    --------      --------
Net income (loss).....................   $ (5,670)   $  1,798    $  1,300    $ (8,548)     $ (3,828)
                                         ========    ========    ========    ========      ========
Pro forma loss per share..............     $(0.50)         --          --      $(0.75)           --
Pro forma weighted average common
  shares outstanding..................     11,405                              11,405

                  See notes to combined financial statements.

                        UNIQUE CASUAL RESTAURANTS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
        FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994 AND FOR THE NINE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                NINE MONTHS ENDED
                                                                              ---------------------
                                                                              MARCH 29,   MARCH 30,
                                               1996       1995       1994       1997        1996
                                             --------   --------   --------   ---------   ---------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..........................  $ (5,670)  $  1,798   $  1,300   $ (8,548)   $ (3,828)
Adjustments to reconcile net income (loss)
  to net cash provided by operating
  activities:
  Depreciation and amortization............    12,136      6,632      4,551     11,764       8,342
  Impairment charges.......................     3,026         --         --         --       3,026
  Deferred income taxes....................       763        (36)       402        247         392
  Minority interests.......................      (725)      (169)        89        (64)       (724)
  Write-down of shareholder note...........        --         --        344         --          --
Change in assets and liabilities, net of
  acquisitions:
  Accounts receivable......................    (2,733)      (657)      (954)        49      (2,931)
  Inventories..............................      (855)      (705)      (155)      (901)       (543)
  Prepaid expenses and other assets........    (7,849)    (3,140)    (1,544)    (3,539)     (3,346)
  Accounts payable and accrued expenses....      (845)     3,700      2,455      4,669      (1,317)
  Other long-term liabilities..............     1,385      1,889      2,178         67        (371)
                                             --------   --------   --------   --------    --------
          Net cash provided by (used in)
            operating activities...........    (1,367)     9,312      8,666      3,744      (1,300)
                                             --------   --------   --------   --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.........   (51,572)   (32,146)    (8,181)   (21,501)    (41,418)
Cash paid for acquisitions, net............        --       (623)    (7,137)        --          --
Investment in, and advances to
  affiliates...............................    (5,000)        --     (2,800)        --      (5,000)
                                             --------   --------   --------   --------    --------
          Net cash used in investing
            activities.....................   (56,572)   (32,769)   (18,118)   (21,501)    (46,418)
                                             --------   --------   --------   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing under a subsidiaries revolving
  credit facility, net.....................                                                  1,500
Proceeds from sale-leaseback facility......    18,651      5,742         --      9,081      11,833
Contributed capital........................    39,932     14,179     16,445     10,168      32,899
Sales of preferred stock by subsidiary.....        --         --      1,103         --          --
Repayments of capital lease on
  obligations..............................    (1,090)    (1,588)    (1,328)    (2,975)       (621)
                                             --------   --------   --------   --------    --------
          Net cash provided by financing
            activities.....................    57,493     18,333     16,220     16,274      45,611
                                             --------   --------   --------   --------    --------
Net increase (decrease) in cash............      (446)    (5,124)     6,768     (1,483)     (2,107)
Cash, beginning of year....................     5,727     10,851      4,083      5,281       5,727
                                             --------   --------   --------   --------    --------
Cash, end of year..........................  $  5,281   $  5,727   $ 10,851   $  3,798    $  3,620
                                             ========   ========   ========   ========    ========

                  See notes to combined financial statements.

                        UNIQUE CASUAL RESTAURANTS, INC.

                      COMBINED STATEMENTS OF GROUP EQUITY
        FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994
                  AND FOR THE NINE MONTHS ENDED MARCH 29, 1997
                             (DOLLARS IN THOUSANDS)

BALANCE, JUNE 27, 1993...............  $ 39,921
Contributed capital:
  Cash...............................    16,445
Net income...........................     1,300
                                       --------
Contributed capital:
  Cash...............................    14,179
  Non-cash...........................       336
Net income...........................     1,798
                                       --------
BALANCE, JULY 1, 1995................    73,979
Contributed capital:
  Cash...............................    39,932
  Non-cash...........................       653
Net loss.............................    (5,670)
                                       --------
BALANCE, JUNE 29, 1996...............   108,894
Contributed capital:
  Cash (unaudited)...................    10,168
  Non-cash (unaudited)...............        98
Net loss (unaudited).................    (8,548)
                                       --------
BALANCE, MARCH 29, 1997
  (UNAUDITED)........................  $110,612
                                       ========

                  See notes to combined financial statements.

                        UNIQUE CASUAL RESTAURANTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

        FISCAL YEARS ENDED JUNE 29, 1996, JULY 1, 1995 AND JULY 2, 1994 (INFORMATION AS OF MARCH 29, 1997 AND FOR THE NINE MONTHS ENDED MARCH 29, 1997
                        AND MARCH 30, 1996 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  BACKGROUND AND BASIS OF PRESENTATION

  Background

     Unique Casual Restaurants, Inc. (the "Company") is a newly formed Delaware corporation which was formed on May 27, 1997 prior to its spin-off to holders of the common stock of DAKA International, Inc. ("DAKA International") pursuant to the transactions described below in Note 2 (the "Spinoff"). The Company's principal business activities will be to own and operate the restaurant operations, previously operated by various subsidiaries and divisions of DAKA International prior to the formation and the Spinoff of the Company.

  Basis of Presentation and Business

     The accompanying combined financial statements include the accounts of the DAKA International majority controlled subsidiaries which will be transferred to the Company prior to the Spinoff, Fuddruckers, Inc. ("Fuddruckers"), Champps Entertainment, Inc. ("CEI" or "Champps"), The Great Bagel and Coffee Company ("Great Bagel and Coffee"), Casual Dining Ventures, Inc. ("CDVI") and Atlantic Restaurant Ventures, Inc. ("ARVI"). The historical DAKA International basis in the assets and liabilities transferred to the Company in connection with the transactions described in Note 2 have been recorded as the Company's initial cost basis in a manner similar to a pooling-of-interests. In addition, the combined statements of operations and cash flows include the combined financial statements of the Company, Fuddruckers, CEI, Great Bagel and Coffee, CDVI and ARVI in a manner similar to a pooling-of-interests. Minority shareholders' equity in earnings (losses) of less than 100% owned subsidiaries is presented as minority interests in the accompanying combined financial statements. Significant intercompany balances and transactions have been eliminated in combination.

2.  FORMATION OF THE COMPANY

     On May 27, 1997, DAKA International and its wholly-owned subsidiary, Daka, Inc., a Massachusetts corporation ("Daka"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compass Interim, Inc., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Compass Holdings, Inc., a Delaware corporation, a wholly-owned subsidiary of Compass Group PLC ("Compass"), pursuant to which the Purchaser agreed, upon the satisfaction of certain conditions, to commence a tender offer (the "Offer") for all of the outstanding shares of DAKA International common stock (the "Merger"). Immediately prior to the consummation of the Offer, pursuant to a plan of contribution and distribution as described in the Reorganization Agreement (the "Reorganization Agreement"), dated as of May 27, 1997, by and among DAKA International, Daka, the Company and Compass, DAKA International and certain of its subsidiaries, including Daka and the Company, intend to make various contributions of assets and equity interests to each other in the form of dividends and capital contributions in order to divest DAKA International of its restaurant businesses (the "Transferred Businesses") and for such assets to be contributed to the Company. Following these transactions, the remaining business activities of DAKA International will be its existing foodservice operations.

     Following consummation of the Offer, and subject to certain conditions, the Purchaser will merge with and into DAKA International. On or about the same time as the acceptance for the purchase of shares of DAKA International common stock pursuant to the Offer, DAKA International will distribute to each holder

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

of record of shares of DAKA International common stock, one share of common stock of the Company for each share of DAKA International owned by such shareholder (the "Distribution").

     The Distribution is conditioned upon, among other things, the satisfaction or waiver of all of the conditions to the Offer. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn shares of DAKA International common stock which, when added to the shares then beneficially owned by Compass and its affiliates, constitute at least two-thirds of the voting power of all such outstanding shares of DAKA International common stock on a fully diluted basis. No consideration will be paid by DAKA International's stockholders for the shares of the Company's common stock. As a result of the Distribution, the Company will cease to be a subsidiary of DAKA International and will operate as an independent, publicly-held company. If shares of DAKA International common stock are not accepted for tender pursuant to the Offer, DAKA International does not presently intend to effect the Distribution.

     Certain other non-restaurant operating assets and liabilities of DAKA International will also be contributed (the "Additional Capital Contribution") to the Company prior to the Distribution. However, those assets and liabilities consisting of trade accounts receivable, certain prepaid assets, property and equipment, accounts payable, accrued expenses, contingent liabilities and deferred taxes have not been included in the accompanying combined financial statements since those assets and liabilities are principally related to DAKA International's Foodservice Businesses and have not been used in the historical operation of the Transferred Businesses. Pursuant to the terms of the Additional Capital Contribution, the Purchaser or its affiliates will act as an agent to process the accounts receivable and accounts payable related to the Additional Capital Contribution (the "Contributed Working Capital").

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activities of the Company

     Following the consummation of the transactions described in Notes 1 and 2, which are collectively referred to as "the Transaction" for purposes of these combined financial statements, the Company will be a diversified restaurant company serving customers through a variety of venues. The Company's Fuddruckers and Champps operations serve customers in casual and upscale restaurant settings, respectively, throughout the United States and in Canada, Australia, and the Middle East. Great Bagel and Coffee serves coffee, bagels and sandwich items in a cafe setting in western locations of the United States. Restaurant operations are conducted through company-owned and franchised stores.

     During the nine months ended March 29, 1997, the Company incurred a loss before income tax benefit and minority interests of approximately $12,300. Management expects to significantly reduce selling, general and administrative expenses as a percentage of sales, from levels reflected in the Company's historical combined financial statements, while continuing to increase net revenues, resulting in improvement in overall operating results. However, the ultimate attainment of profitable operations is dependent upon favorable events including obtaining adequate financing to continue to expand Champps and revitalize the Fuddruckers concept. The Company is negotiating the terms and conditions of a new bank facility. Management believes that its existing cash balances, together with the Additional Capital Contribution, will be sufficient to fund the Company's cash flow requirements and operating activities through fiscal 1998. Prior to the distribution DAKA International has financed the Company's operating activities principally through DAKA International's lending agreements.

  Fiscal Year

     The Company's fiscal year ends on the Saturday closest to June 30th. For purposes of these notes to the combined financial statements, the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 are referred to as 1996, 1995 and 1994, respectively. Fiscal 1996, 1995 and 1994 contain 52, 52 and 53 weeks, respectively.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Unaudited Interim Information

     In the opinion of management, the combined financial statements for the unaudited periods presented include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles, consisting solely of normal recurring accruals and adjustments. The results of operations and cash flows for the nine months ended March 29, 1997 and March 30, 1996 are not necessarily indicative of results which would be expected for a full year.

  Allocation of Certain Expenses

     The restaurant operations, as presented herein, include allocations and estimates of certain expenses, principally corporate accounting and tax, cash management, corporate information technology, legal, risk management, purchasing and human resources, historically provided to the Company by DAKA International. The amount of such allocated expenses in these combined financial statements have been allocated by management based upon a variety of factors including, for example, personnel, labor costs and sales volumes. Such allocations have been reported within selling, general and administrative expenses and aggregate $7,790, $6,550 and $5,981 for 1996, 1995 and 1994, respectively, and $6,743 and
$5,410 for each of the nine months in the periods ended March 29, 1997 and March 30, 1996, respectively. Management believes these allocations have been made on a reasonable basis and the expenses associated with such activities should not increase following the Transaction. However, the financial position and results of operations, as presented herein, may not be the same as would have occurred had the restaurant operations been a separate entity.

     The accompanying combined financial statements do not include an allocation of interest expense associated with DAKA International's revolving line-of-credit agreements as such obligations will be assumed by the Purchaser pursuant to the terms of the Transaction. Interest on long-term obligations transferred to the Company has been included in the Company's statement of operations for all periods presented.

  Significant Estimates

     In the process of preparing its combined financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's combined financial statements include allowances for potential bad debts on accounts and notes receivable, the useful lives and recoverability of its assets such as property and intangibles, fair values of financial instruments, the realizable value of its tax assets and accruals for workers compensation, general liability and health insurance programs. Management bases its estimates on certain assumptions, which they believe are reasonable in the present circumstances and while actual results could differ from those estimates, management does not believe that any change in those assumptions in the near term would have a material effect on the Company's financial position or the results of operations. However, management is reviewing the Company's restaurant units to determine whether the Company's financial resources after the Transaction will be sufficient to continue supporting restaurant units with marginal performance. To the extent that management determines through its ongoing analysis that the Company will not continue to support such underperforming restaurants, the Company anticipates recording a charge during the fourth quarter of fiscal 1997 to provide for exit costs associated with these restaurant units. Further, the Company anticipates recording additional charges during the fourth quarter of fiscal 1997 to provide for the costs of downsizing the Company's corporate and field functions after the Transaction.

  Concentration of Credit Risk

     The Company extends credit to its franchisees on an unsecured basis in the normal course of business. No individual franchisee is significant to the Company's franchisee base. The Company has policies governing the extension of credit and collection of amounts due from franchisees.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's allowance for uncollectible accounts receivable and related bad debt expense are not material for each period presented.

  Inventories

     Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market value. Inventories include the initial cost of smallwares with replacements charged to expense when purchased.

     The components of inventories are as follows:

                                                                                   MARCH 29,
                                                              1996       1995        1997
                                                             ------     ------     ---------
    Food and liquor........................................  $1,109     $  786       $1,478
    Smallwares.............................................   1,970      1,558        2,277
    Supplies...............................................     409        289          634
                                                             ------     ------       ------
                                                             $3,488     $2,633       $4,389
                                                             ======     ======       ======

  Property and Equipment

     Property and equipment is stated at cost and includes an allocation of the purchase price for assets acquired in connection with the purchase of certain restaurant businesses. The allocation of the purchase price is generally based upon independent appraisals of the assets acquired. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets capitalized pursuant to capital lease obligations are amortized over the shorter of the lease term, contract term or the estimated useful life. Useful lives range from 20 to 30 years for buildings and leasehold improvements and three to ten years for equipment.

     Interest costs incurred by DAKA International during the construction of new, or the expansion and major remodeling of existing restaurants are capitalized as a component of the cost of the property and allocated to the Company in the form of a credit to the group equity account. During 1996 and 1995, $653 and $336 of interest costs were capitalized. For the nine months ended March 29, 1997 and March 30, 1996, the Company capitalized $98 and $478 of interest costs. There were no interest costs capitalized during 1994.

  Accrued Insurance Costs

     The Company is self-insured for workers' compensation, general liability and various other risks up to specified limits. In addition, the Company is self-insured up to certain limits for risks associated with the healthcare plan provided for its employees. Allocated workers' compensation and general liability programs by DAKA International were accrued based upon actuarial studies which determine the estimated amount required to cover incurred incidents. Management has allocated expenses associated with these liability programs to the Company based upon labor costs. In connection with the Transaction, the Company is obligated to indemnify the Purchaser for all claims arising subsequent to the Transaction, including claims related to employees of DAKA International not continuing with the Company after the Transaction, that relate to events occurring prior to the Transaction.

  Other Long-Term Liabilities

     Other long-term liabilities are comprised of deferred royalty buydown payments, the liability under the long-term incentive compensation plan, deferred rent liabilities and management's estimate of the non-current portion of the liability related to the Company's workers' compensation and general liability self-insurance program.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Rent Assets and Liabilities

     Deferred rent assets, included in other assets, represent the difference between the cost and the net proceeds received related to property sold pursuant to sale-leaseback agreements and are amortized on a straight-line basis over the initial term of the lease. For leases which contain rent escalations, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. In addition, lease incentive payments received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction of rent expense.

  Group Equity

     Group equity represents the net intercompany activities between the Company and DAKA International.

  Revenue Recognition

     The Company records sales from its restaurant operations and franchise and royalty fees as earned.

  Franchising and Royalty Income

     Franchise fees for new franchises are recognized as revenue when substantially all commitments and obligations have been fulfilled, which is generally upon commencement of operations by the franchisee. The Company also enters into development agreements granting franchisees the exclusive right to develop and operate Fuddruckers restaurants in certain territories in exchange for a development fee. Amounts received in connection with such development agreements are recognized as franchise fee revenues when earned since the Company is not required to provide any future services and such fees are non-refundable. Franchisees entering into development agreements are also required to execute franchise agreements and pay the standard franchise fee which is sufficient to cover the Company's contractual obligations to the franchisee. To the extent that the Company provides services beyond its contractual obligation, the Company charges the franchisee a fee for such additional services. The Company recognized development and franchise fee revenues of $3,406, $2,205 and $1,036 during 1996, 1995 and 1994, respectively, and $649 and $3,344 during the nine months ended March 29, 1997 and March 30, 1996, respectively.

     Royalty revenues from franchised restaurants are recognized as revenues when earned in accordance with the respective franchise agreement. Advance payments received in connection with royalty buy-down agreements are deferred and recognized at the reduced royalty rate during the royalty buy-down period specified in the agreements. The remaining balance of the advance payments is recognized on a straight-line basis over the remaining term of the agreement. The Company recognized royalty revenues of $4,299, $3,827 and $3,843 during 1996, 1995, and 1994, respectively, and $3,245 and $3,184 for the nine months ended March 29, 1997 and March 30, 1996, respectively.

  Preopening Expenses

     Direct incremental preopening costs associated with the opening of new, or the expansion and major remodeling of existing restaurants are capitalized and amortized over twelve months. Unamortized preopening costs included in other assets amounted to $3,310, $1,782 and $1,871 at June 29, 1996, July 1, 1995, and
March 29, 1997, respectively.

  Income Taxes

     The restaurant operations of the Transferred Businesses are generally included in the consolidated U.S. Federal income tax return and certain combined and separate state and local income tax returns of DAKA International. For purposes of these combined financial statements, a charge (credit) in lieu of taxes has been

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

presented as if the Company was a separate taxpayer. Current income tax liabilities (assets) are considered to have been paid (received) from DAKA International and are recorded through the group equity account.

     The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying value for financial reporting purposes and the tax basis of assets and liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded using the enacted tax rates expected to apply to taxable income in the years in which such differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities, resulting from a change in tax rates, is recognized as a component of income tax expense in the period that such change occurs. Targeted jobs tax credits and foreign tax credits are treated as a reduction of income tax expense in the year such credits are utilized.

     The Company has entered into an indemnification agreement, whereby the Company has agreed to indemnify Compass against all state and federal income and other tax liabilities of DAKA International for any period before the Transaction is consummated as well as any tax consequences resulting from the Transaction.

  Accounting for Stock-Based Compensation

     Effective June 30, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on results from operations and earnings (loss) per share.

     Adjustments from the Transaction to stock options for common stock of DAKA International held by employees of the Company will be determined in accordance with Emerging Issues Task Force Abstract 90-9 and, accordingly, such adjustments will have no effect on the Company's financial position or results of operations.

  Cash Flow Information

     The Company participates in DAKA International's centralized cash management system. As a result, the amount reported as cash in the accompanying combined financial statements consists principally of cash funds held at restaurant unit levels and funds not transferred into the centralized cash management system.

     Cash payments for interest associated with long-term obligations that will be transferred to the Company aggregated $641, $331 and $300 in 1996, 1995 and 1994, respectively.

     Capital lease obligations of $3,447, $2,225 and $1,435 were incurred when the Company entered into leases for new restaurant and office equipment in 1996, 1995 and 1994, respectively.

     Significant other non-cash investing and financing transactions are as follows:

     1996
     ----

     - The Company sold a restaurant with a book value of $1,306, in exchange for a $1,280 promissory note.

     1995
     ----

     - The Company sold three Fuddruckers restaurants, with an aggregate book value of $1,944, in exchange for various notes receivable.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

1994
----

- The Company acquired a Fuddruckers restaurant in exchange for the forgiveness of a $1,005 promissory note.

- The Company forgave approximately $334 of a $1,072 promissory note from former CEI shareholders.


  Equity and Pro Forma Loss Per Share

     The authorized capital stock of the Company consists of 30,000,000 shares of common stock, of which approximately 11,405,000 shares are expected to be issued and outstanding upon the consummation of the Transaction, and 5,000,000 shares of preferred stock, of which no shares will be issued and outstanding.

     Pro forma loss per share for 1996 and the nine months ended March 29, 1997 is computed using the weighted average number of shares outstanding as of March 29, 1997 for DAKA International after giving effect to the anticipated conversion, in connection with the Transaction, of 11,912 shares of convertible preferred stock into 264,701 additional shares of common stock. Outstanding options which may be exercised prior to the consummation of the Transaction have been excluded from the calculation of the weighted average number of shares as such amounts are anti-dilutive.

     In March 1997, the FASB issued SFAS No. 128, "Earnings per Share," which the Company will adopt in fiscal 1998. Had SFAS No. 128 been effective for the nine months ended March 29, 1997, there would be an immaterial effect to the Company's reported pro forma loss per share.

  Impairment of Long-Lived Assets

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires the Company to evaluate the carrying value of long-lived assets including property, equipment and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under SFAS No. 121, an assessment is made to determine if the sum of the expected future undiscounted cash flows from the use of the assets and eventual disposition is less than the carrying value. If the sum of the expected undiscounted cash flows is less than the carrying value, an impairment loss is recognized by measuring the excess of carrying value over fair value (generally estimated by projected future discounted cash flows from the applicable operation or independent appraisal). In the third quarter of 1996, the Company adopted the provisions of SFAS No. 121 which resulted in a pretax charge of approximately $3.0 million. The provision includes charges for impairments to the carrying value of certain restaurant assets, reacquired franchise rights, and certain other assets.

4.  MERGER WITH CHAMPPS AND GREAT BAGEL AND COFFEE

     On February 21, 1996, CEI Acquisition Corp., a wholly-owned subsidiary of DAKA International, merged with and into Champps whereupon Champps became a wholly-owned subsidiary of DAKA International pursuant to an Agreement and Plan of Merger dated October 10, 1995 (the "Champps Merger Agreement"). Under the terms of the Champps Merger Agreement, the Champps common stockholders exchanged their holdings in Champps' common stock for 2,181,722 shares of DAKA International common stock valued at approximately $49,634 on the merger date. On April 3, 1996, DAKA International merged with Great Bagel and Coffee whereby DAKA International exchanged 339,236 shares of its common stock valued at approximately $8,566 for all outstanding shares of Great Bagel and Coffee common stock (collectively the "1996 Mergers" and the "1996 Merged Companies").

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The 1996 Mergers were accounted for as poolings-of-interests and, accordingly, the accompanying combined financial statements include the accounts of Champps and Great Bagel and Coffee for all periods presented.

     In connection with the 1996 Mergers, the Company recorded a charge for merger costs of $2,900. Included in these costs are legal, investment banking and professional fees associated with the transactions, and costs associated with combining the operations of previously separate companies and instituting certain operational efficiencies.

     The following presents the operations of the previously separate companies prior to the consummation of the 1996 Mergers:

                                                   1996             1995             1994
                                                 --------         --------         --------
    Revenues:
      The Company(1)...........................  $167,252(4)      $123,498         $ 93,686
      CEI......................................    14,253(2)        12,470            6,489
      Great Bagel and Coffee...................     2,250(3)         1,762              502
                                                 --------         --------         --------
                                                 $183,755         $137,730         $100,677
                                                 ========         ========         ========
    Net income (loss):
      The Company..............................  $ (5,764)(4)     $  1,331         $    616
      CEI......................................      (109)(2)          209              620
      Great Bagel and Coffee...................       203(3)           258               64
                                                 --------         --------         --------
                                                 $ (5,670)        $  1,798         $  1,300
                                                 ========         ========         ========

---------------
(1) Principally Fuddruckers, ARVI, ADC and CDVI.

(2) For the six-month period ended December 31, 1995.

(3) For the nine-month period ended March 31, 1996.

(4) Includes the results of operations of CEI and Great Bagel and Coffee subsequent to December 31, 1995 and March 31, 1996, respectively.

     Transactions between the Company and the 1996 Merged Companies prior to the 1996 Mergers were not significant. The Company has not recorded an adjustment to conform the accounting policies of the 1996 Merged companies to the Company's, as such policies were generally comparable.

5.  ACQUISITION AND DISPOSITION TRANSACTIONS

     Business transactions accounted for using the purchase method of accounting present the results of operations and cash flows of the acquired business from the date of acquisition in the Company's combined financial statements. The following presents the business acquisitions accounted for as purchases and dispositions occurring during the three-year period ended June 29, 1996:

  1994 Transactions

     On March 29, 1994, DAKA International acquired a 50% ownership interest in ADC, a newly formed company which then acquired from three individuals two Champps restaurants located in Minnesota for a purchase price of $2,800 plus 100,000 shares of ADC common stock. In addition, DAKA International invested $2,800 in ADC in the form of preferred stock. The terms of the preferred stock provided for an 8% dividend, payable quarterly, mandatory redemption in March 1997 and allowed DAKA International to convert the preferred stock into common stock at any time at an initial conversion price of $6 per share. In addition, the preferred stock had voting privileges as if converted to common stock, giving 57% voting control

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

of ADC; accordingly, ADC has been included in the Company's combined financial statements (see 1996 Transactions).

     On June 7, 1994, the Company acquired the assets, operations and certain working capital items of nine Fuddruckers restaurants located in Minnesota, Nebraska and Missouri from a franchisee. The purchase price of $6,273 was paid in cash at the closing. Also during fiscal 1994, in a series of transactions, the Company and a majority-owned subsidiary acquired three Fuddruckers restaurants and the remaining 50% interest in two restaurants from its joint venture partners. The total purchase price for these five restaurants was $2,382 and consisted of a combination of cash and offsets of notes receivable from the sellers.

  1995 Transactions

     On February 1, 1995, the Company acquired the assets, operations and certain working capital items of a Fuddruckers restaurant in Texas from a franchisee for a purchase price of $623 which was paid in cash. On June 23, 1995, the Company acquired the assets of four Fuddruckers restaurants located in Canada from a franchisee for a purchase price of $961 and the issuance of a 19% interest in the acquired restaurants to the former franchisee. The purchase price for the four restaurants in Canada consisted of offsets to amounts receivable from the franchisee.

     Also during 1995, the Company sold, at book value which approximated fair market value, three Fuddruckers restaurants located in the Kansas City and Omaha markets for a purchase price of $1,300, substantially all of which is payable in the form of notes receivable collateralized by all of the assets of the restaurants sold.

  1996 Transactions

     On March 31, 1996, DAKA International entered into separate Stock Purchase Agreements (the "Stock Agreements") with two stockholders of ADC (the "Selling Stockholders") to acquire the 43% voting interest in ADC not held by DAKA International. Based upon an independent valuation, the fair market value of the 43% voting interest acquired approximated the consideration given by DAKA International.

     On March 31, 1996, DAKA International sold a restaurant to one of the Selling Stockholders of ADC in exchange for a $1,280 promissory note collateralized by the assets of the restaurant. Interest accrues at the rate of 8.5% per annum and is payable in monthly installments. The note matures on March 31, 2003, at which time the outstanding balance, $1,180, will be due. Based on an independent valuation, the book value of the restaurant assets sold approximated their fair market value at March 31, 1996.

     The pro forma information below does not purport to be indicative of the results of operations that would have actually been achieved if the transactions described above had actually been consummated as of the beginning of 1996 and 1995. In addition, the pro forma information below does not purport to be indicative of the results of operations which may be achieved in the future.

                                                             1996         1995
                                                           --------     --------
                                                               (UNAUDITED)
     Revenues............................................  $183,755     $142,168
                                                           ========     ========
     Net income (loss)...................................  $ (5,674)    $  1,978
                                                           ========     ========
     Pro forma loss per share............................  $  (0.50)
                                                           ========

6.  INVESTMENTS

     In January 1996, the Company acquired a 16.7% equity interest in the form of convertible redeemable preferred stock (the "La Salsa Preferred Stock") in La Salsa Holding Co. ("La Salsa"), a franchisor and

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

operator of La Salsa Mexican restaurants for approximately $5,000. Each share of La Salsa Preferred Stock may be converted into La Salsa's Class D Common Stock at $1.50 per share and is redeemable at face value in installments beginning on March 3, 2000. In addition, the Company received warrants to acquire, within 18 months, shares of convertible redeemable preferred stock representing an additional 13.3% equity interest for approximately $7,100. In addition, the Company entered into a 10-year license agreement with La Salsa to operate La Salsa outlets within certain existing Fuddruckers restaurants whereby the Company will pay a franchise fee, royalty payments equal to 5% of the La Salsa outlets' gross sales, certain training costs and marketing fund fees for each outlet opened. The Company's investment in La Salsa is accounted for under the cost method of accounting.

7.  LONG-TERM DEBT

  Obligations Transferred to the Company

     The components of long-term debt transferred to the Company are as follows:

                                                                      MARCH 29,
                                                1996        1995        1997
                                               -------     ------     ---------
     Notes payable...........................  $   687     $  829       $  581
     Capital lease obligations...............    5,679      3,180        4,517
                                               -------     ------       ------
                                                 6,366      4,009        5,098
     Less current portion....................   (1,299)      (731)      (1,096)
                                               -------     ------       ------
       Total.................................  $ 5,067     $3,278       $4,002
                                               =======     ======       ======

     Notes payable include several notes bearing interest ranging from 6% to 11%, require monthly or quarterly payments of principal and interest and mature at various times ranging from July 1996 to July 2002. Maturities of long-term debt, including capital lease obligations, at June 29, 1996 are as follows:

            1997...............................................  $1,299
            1998...............................................   1,141
            1999...............................................   1,114
            2000...............................................   1,119
            2001...............................................     905
            Thereafter.........................................     788

  Company Assets Serving as Collateral

     All of the assets of the Company have been pledged as collateral under DAKA International's various debt agreements and the Company is a guarantor of any obligations pursuant to such agreements. During June 1996, DAKA International amended its revolving line-of-credit agreement principally to increase its borrowing capacity and extend the maturity date to June 30, 1999 (the "June Agreement"). DAKA International had $92,969 outstanding on the revolving line-of-credit agreement at June 29, 1996. At June 29, 1996, DAKA International was not in compliance with the debt service coverage, minimum tangible net worth and fixed charge coverage covenants contained in the June Agreement. On October 15, 1996, DAKA International obtained a waiver of noncompliance related to such covenants from its lenders and renegotiated certain terms and conditions of the June Agreement (the "October Agreement").

     On May 7, 1997, DAKA International renegotiated certain terms and conditions of a previously amended agreement (the "May Agreement", collectively the "Principal Credit Agreements") whereby DAKA International's borrowing limit will be sequentially reduced to $72.5 million by March 31, 1998. The maturity date was extended to April 2, 1998 and certain loan covenants were amended.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     In connection with the Transaction, the Purchaser will assume $110 million of the outstanding DAKA International debt. Any amounts outstanding in excess of $110 million as of the date the Transaction is consummated will be repaid to the banks by the Company. At March 29, 1997, DAKA International had approximately $103.6 million outstanding under its Principal Credit Agreements.

8.  OTHER ASSETS

     The components of other assets are as follows:

                                                                                    MARCH 29,
                                                             1996        1995         1997
                                                            -------     -------     ---------
    Preopening costs......................................  $ 5,567     $ 2,557      $ 3,690
    Reacquired franchise rights...........................    4,488       4,718        4,877
    Notes receivable......................................    3,320       1,544        3,443
    Deferred rent.........................................    1,673         416        1,938
    Other.................................................    2,332       2,240        2,309
                                                            -------     -------      -------
                                                             17,380      11,475       16,257
    Less accumulated amortization.........................   (4,445)     (2,540)      (4,131)
                                                            -------     -------      -------
                                                            $12,935     $ 8,935      $12,126
                                                            =======     =======      =======

9.  ACCRUED EXPENSES

     The components of accrued expenses are as follows:

                                                                                    MARCH 29,
                                                               1996       1995        1997
                                                              -------    -------    ---------
    Salaries, wages and related taxes.......................   $3,096     $3,249      $2,890
    Taxes...................................................    2,134      2,288       2,146
    Advertising.............................................       --         --       1,330
    Other...................................................    1,947      3,068       2,066
                                                               ------     ------      ------
                                                               $7,177     $8,605      $8,432
                                                               ======     ======      ======

10.  INCOME TAXES

     In 1994, the Company changed its method of accounting for income taxes by adopting SFAS No. 109, "Accounting for Income Taxes." Prior to 1994, the Company accounted for income taxes pursuant to SFAS No. 96, "Accounting for Income Taxes." The Company elected to record the effect of adopting SFAS No. 109 in 1994's combined financial statements rather than by restating prior years' combined financial statements. The adoption of SFAS No. 109 had no material impact on net income.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Income tax expense is comprised of the following:

                                                                             NINE MONTHS ENDED
                                                                          -----------------------
                                                                          MARCH 29,     MARCH 30,
                                         1996        1995       1994        1997          1996
                                        -------     ------     ------     ---------     ---------
    Currently (receivable) payable:
      Federal.........................  $(1,299)    $2,328     $1,642      $(3,968)        $ 12
      State...........................       --        776        547           --           --
      Deferred income tax (benefit)
         expense......................      763        (36)       402          247          392
                                        -------     ------     ------      -------         ----
      Income tax (benefit) expense....  $  (536)    $3,068     $2,591      $(3,721)        $404
                                        =======     ======     ======      =======         ====

     Deferred tax assets and liabilities are comprised of the following

                                                                    ASSET (LIABILITY)
                                                            ---------------------------------
                                                                                    MARCH 29,
                                                             1996        1995         1997
                                                            -------     -------     ---------
    CURRENT:
      Accrued expenses....................................  $   321     $   428      $   486
      Prepaid expenses....................................   (1,467)       (821)      (1,640)
      Net operating loss carryforwards....................      327         342          327
      Other...............................................      591         421          151
                                                            -------     -------      -------
                                                            $  (228)    $   370      $  (676)
                                                            =======     =======      =======
    NONCURRENT:
      Net operating loss carryforwards....................  $ 4,876     $ 4,924      $ 5,858
      Depreciation and amortization.......................      470        (400)         574
      Deferred income.....................................      166         163          169
      Accrued expenses....................................      729       1,184          892
      Less valuation allowance............................   (5,559)     (5,024)      (6,610)
                                                            -------     -------      -------
                                                            $   682     $   847      $   883
                                                            =======     =======      =======

     The following is a reconciliation of income taxes at the federal statutory rate to the Company's income tax expense:

                                                                             NINE MONTHS ENDED
                                                                          -----------------------
                                                                          MARCH 29,     MARCH 30,
                                         1996        1995       1994        1997          1996
                                        -------     ------     ------     ---------     ---------
    Income taxes computed at statutory
      federal income tax rates........  $(2,172)    $1,703     $1,362      $(4,294)      $(1,198)
    Non-deductible merger costs.......    1,175         --         --           --         1,175
    State income taxes, net of federal
      tax benefit.....................       --        269        215           --            --
    Increase in the valuation
      allowance.......................      535        822        851        1,051           416
    Other, net........................      (74)       274        163         (478)           11
                                        -------     ------     ------      -------       -------
              Income tax (benefit)
                expense...............  $  (536)    $3,068     $2,591      $(3,721)      $   404
                                        =======     ======     ======      =======       =======

     As of June 29, 1996, the Company had federal net operating loss carryforwards of approximately $11,502 expiring at various dates through 2011. Approximately $8,646 of the losses are related to Fuddruckers and $2,856 are related to Fuddruckers' 63% owned subsidiary, ARVI. Both the Fuddruckers' and ARVI loss

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

carryforwards are limited on an annual basis. For the nine months ended March 29, 1997 and fiscal years ended 1996, 1995 and 1994, the Company provided a valuation allowance for the tax benefit of the net operating loss carryforwards not expected to be utilized based on historical operating results and other available evidence. During the fiscal years ended 1996, 1995 and 1994, and the nine months ended March 29, 1997 the valuation allowance was increased by $535, $822 and $851 and $1,051, respectively, relating to the net operating losses incurred by both Fuddruckers and ARVI.

11.  COMMITMENTS AND CONTINGENCIES

  Transaction Indemnifications

     The Company has agreed to assume certain liabilities in connection with the Transaction including any losses or damages incurred related to the purported class action lawsuit discussed further below. In addition, the Company has entered into Post-Closing Covenants Agreement which provides for post-closing payments by the Company under certain circumstances. To the extent there is any amount owing from the Company to Compass for post-closing payments relating to any Foodservice Current Asset shortfall, outstanding Share value calculation or Managed Volume/Profitability Adjustment, Compass will have a right of set-off against any amounts owing to the Company with respect to Compass's obligations to remit the net proceeds from the liquidation of the Contributed Working Capital.

  Leases

     Pursuant to the terms of the Transaction, the Company will assume the existing lease obligations and purchase commitments of Daka International.

     The Company has entered into lease agreements for certain restaurant facilities and office space. The fixed terms of the leases range up to 20 years and, in general, contain multiple renewal options for various periods ranging from 5 to 25 years. Certain leases contain provisions which require additional payments based on sales performance and the payment of common area maintenance charges and real estate taxes. Finally, the Company also leases certain restaurant and computer equipment under operating leases which expire at various dates through June 2001.

     In October 1995, Fuddruckers obtained a commitment for a $25,000 sale-leaseback financing facility from Franchise Finance Corporation of America ("FFCA"). Pursuant to the terms of the facility, the Company was permitted to sell and lease back from FFCA up to 20 Fuddruckers restaurants to be constructed, in which the Company had an ownership interest in the real estate and pay a commitment fee of 1.5% of the sale price of each property sold to FFCA. The sale price was limited to the lesser of 80% of the fair market value of the property or $1,250. The unused commitment expired on October 31, 1996. The leases provide for a fixed minimum rent plus additional rent based on a percentage of sales and provide for an initial lease term of 20 years with two 5-year renewal options exercisable at the option of the Company. The terms and conditions of the leases are such that they are accounted for as operating leases. As of June 29, 1996, 11 Fuddruckers restaurants have been sold to FFCA. In January 1997, the Company obtained $7.5 million of sale-leaseback financing for the construction of up to six new Fuddruckers restaurants. Any unused commitment expires on January 30, 1998.

     In December 1995, CEI obtained a commitment for a $40,000 development and sale-leaseback financing facility from AEI Fund Management, Inc. ("AEI"). Pursuant to the terms of the agreement, the Company will sell and lease back from AEI Champps restaurants to be constructed in which the Company has an ownership interest in the real estate and will pay a commitment fee of 1% of the sale price of each property sold to AEI. The purchase price will be equal to the total project cost of the property, as defined in the agreement, not to exceed its appraised value (the "Purchase Price"). The unused commitment, if any, expires on December 6, 1997. The leases provide for a fixed minimum rent based on a percentage of the respective

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

property's Purchase Price, subject to subsequent increases based on the Consumer Price Index. The leases also provide for an initial term of 20 years with two 5-year renewal options exercisable at the option of CEI. The terms and conditions of the leases are such that they are accounted for as operating leases.

     In January, 1996, the Company obtained a $5,000 capital lease facility from a third party lender to fund the cost of certain restaurant, audio/visual and point-of-sale equipment related to new restaurant construction. The lease facility has a five-year term and an implicit interest rate of 10.2%. As of June 29, 1996, approximately $4,000 of the lease facility commitment was available for use.

     Included in property and equipment in 1996, 1995, 1994 and March 29, 1997 are $5,794, $3,271, $1,340 and $5,728, respectively, of equipment held pursuant to capital lease arrangements. The related accumulated amortization was $1,208, $424, $133 and $2,237, respectively. Capital lease additions for equipment totaled $3,447, $2,225 and $1,435 in 1996, 1995 and 1994, respectively and
$1,707 for the nine months ended March 29, 1997.

     Future minimum lease payments pursuant to leases with noncancelable lease terms in excess of one year at June 29, 1996 are as follows:

     FISCAL YEARS                                       OPERATING     CAPITAL
        ENDING                                           LEASES       LEASES
     ------------                                       ---------     -------
     1997.............................................   $ 17,155      $1,548
     1998.............................................     15,742       1,542
     1999.............................................     15,506       1,533
     2000.............................................     14,901       1,185
     2001.............................................     14,635         615
     Thereafter.......................................     99,999          30
                                                         --------      ------
     Total future minimum lease payments..............   $177,938       6,453
                                                         ========
     Less amount representing interest................                   (774)
                                                                       ------
     Present value of future minimum lease payments...                 $5,679
                                                                       ======

     Total rent expense in 1996, 1995 and 1994 amounted to $16,755, $12,182 and $9,329, respectively, and $15,636 and $12,136 for the nine months ended March 29, 1997 and March 30, 1996, respectively. Contingent rentals included in rent expense are not material for the periods presented.

  Put/Call Agreements

     On October 22, 1993, the Company entered into an agreement with a partnership affiliated with the president of a majority-owned subsidiary of the Company pursuant to which the partnership has agreed to purchase substantially all shares of common stock of the subsidiary not currently owned by the Company. The partnership also invested $1,100 in shares of the subsidiary's preferred stock. Additionally, the Company and the partnership entered into a put/call agreement whereby the Company has an option to purchase and the partnership has the right to require the Company to purchase all the common and preferred stock of the subsidiary owned by the partnership for a purchase price of $5,400 plus a premium based on the subsidiary's future financial performance. The put/call option is exercisable by either the Company or the partnership between March 15, 1999 and February 15, 2000. On the date of the put/call agreement, the fair market value of the subsidiary's common stock plus the redemption value of the preferred stock was greater than the present value of the put/call price of $5,400 based upon an independent valuation of the common stock obtained by the Company from an investment banking firm. Similarly, at June 29, 1996 and March 29, 1997, based upon independent valuations, the value of ARVI not owned by the Company was in excess of the present value of the put/call price.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Purchase Commitments

     In July 1995, the Company entered into a five-year Exclusive Coffee Manufacturing Agreement (the "Coffee Agreement") with a third-party supplier of ground and whole bean coffees, including flavored and gourmet coffee products. Purchase prices to be paid by the Company are based on commodity market exchange prices. At June 29, 1996 and March 29, 1997, the Company's commitments under the Coffee Agreement were approximately $400 and $370, respectively.

  Litigation

     On October 18, 1996, a purported class action lawsuit was filed in the United States District Court for the District of Massachusetts on behalf of persons who acquired DAKA International's common stock between October 30, 1995 and September 9, 1996 (Venturino et al. V. DAKA International, Inc. and William
H. Baumhauer, Civil Action No. 96-12109-GAO). The complaint alleges violations of federal and state securities laws by, among other things, allegedly misrepresenting and/or omitting material information concerning the results and prospects of Fuddruckers during that period and seeks compensatory damages and reasonable costs and expenses, including counsel fees. On May 22, 1997, DAKA International filed with the court a motion to dismiss plaintiffs' complaint. The Company has agreed to indemnify Compass for any losses or expenses associated with the complaint. The Company believes this suit is without merit and intends to defend itself vigorously. While the outcome of the case is not presently determinable, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     The Company and DAKA International are also engaged in various other actions arising in the ordinary course of business. The Company believes, based upon consultation with legal counsel, that the ultimate collective outcome of these other matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12.  STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

  Stock Options

     The Company's employees participate in various incentive and non-qualified stock option plans sponsored by DAKA International (the "Plans"). The Plans have provided for the granting of options for terms of up to ten years to eligible employees at exercise prices equal to the fair market value of the DAKA International common stock on the date of the grant. At June 29, 1996 and March 29, 1997, 539,146 and 580,949 options to purchase shares of DAKA International common stock under the Plans were exercisable by the Company's employees at exercise prices ranging from $2.50 to $35.94 per share.

     Concurrent with a consummation of the Transaction, a stock option and restricted stock plan for the benefit of the employee and non-employee directors of the Company will be adopted. The Company expects to authorize and reserve for issuance 1,250,000 shares under the Stock Option Plan. Each outstanding option to acquire DAKA International common stock at the Transaction date will be converted into an option to acquire one share of common stock of the Company and one share of common stock of DAKA International (the "Adjusted Options"). In connection with determining the exercise price of the Adjusted Options, the exercise prices of the Adjusted Options will be determined so that each option holder will remain in an equivalent economic position before and after the Transaction.

                        UNIQUE CASUAL RESTAURANTS, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Employee Benefit Plan

     The Company's employees participate in a 401(k) retirement plan sponsored by DAKA International. The Plan enables employees to contribute up to 15% of their annual compensation. The Company's discretionary contributions to the Plan have been determined by DAKA International. The Company contributed $204, $251 and $0 to the Plan in 1996, 1995 and 1994, respectively. The Company has not yet made a fiscal 1997 discretionary contribution. The Company expects that after the consummation of the Transaction, plans similar to those presently offered by DAKA International will be available to the Company's employees.

  Long-Term Incentive Plan

     Effective July 3, 1994, the Company implemented a long-term incentive compensation plan ("LTIP") for its Chief Executive Officer whereby a portion of the increase in the market value of DAKA International's common stock over predefined amounts, is payable in either cash or stock at the option of the Company. Amounts payable under the LTIP vest on June 30, 1997. At June 29, 1996, $1,221 had been accrued representing a pro rata portion of the amount expected to be payable under the plan based on the market value of DAKA International's common stock on June 29, 1996. Due to the decline in the market value of DAKA International's common stock, the amount accrued was reversed during the first quarter of fiscal 1997.

     On May 22, 1997, the Board of Directors amended the LTIP. Under the terms of the amendment, the Chief Executive Officer's right to receive a performance award was amended to provide for the granting of an option expiring on June 30, 1997 to acquire 228,260 shares of DAKA International Stock at an exercise price of $12.07 (the "Deemed LTIP Option"). Upon consummation of the Transaction, the Deemed LTIP Option will be converted in a manner similar to the Adjusted Options and the Company will purchase the Chief Executive Officer's Deemed LTIP Option.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments for which it was practicable to estimate that value:

          Current Assets and Liabilities -- The carrying amount of cash, accounts receivables, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

          Notes Receivable -- The carrying value of notes receivable approximates fair value and were estimated based on discounted cash flows expected to be received using interest rates at which similar loans are made to borrowers with similar credit ratings, or if the loan is collateral dependent, management's estimate of the fair value of the collateral.

          Long-Term Debt -- The fair values of each of the Company's long-term debt instruments approximates the carrying values since the interest rates are generally floating or fixed for a period of short duration and are based on prevailing market rates.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                        DESCRIPTION                                   PAGE
------       -----------------------------------------------------------------------------  ----
  2.1     -- Agreement and Plan of Merger, dated as of May 27, 1997, by and among Compass
             Interim, Inc. ("Compass Interim"), Compass Holdings, Inc. ("Purchaser"),
             Compass Group PLC ("Parent") and DAKA International, Inc. ("DAKA
             International")..............................................................
  2.2     -- Reorganization Agreement dated as of May 27, 1997, by and among DAKA
             International, Daka, Inc. ("Daka"), the Registrant, Parent and Compass
             Holdings.....................................................................
  3.1     -- Certificate of Incorporation of the Registrant...............................
  3.2     -- By-laws of the Registrant....................................................
  3.3     -- Form of Amended and Restated Certificate of Incorporation of the
             Registrant...................................................................
  3.4     -- Form of Amended and Restated By-laws of the Registrant.......................
  4.1     -- Specimen Stock Certificate for shares of the UCRI Common Stock...............
 10.1     -- Tax Allocation Agreement dated as of May 27, 1997, by and among DAKA
             International, Daka, the Registrant, Champps Entertainment, Inc. ("Champps"),
             Fuddruckers, Inc. ("Fuddruckers"), Purchaser and Parent......................
 10.2     -- Post-Closing Covenants Agreement, dated as of May 27, 1997, by and among DAKA
             International, Daka, the Registrant, Champps, Fuddruckers, Purchaser and
             Parent.......................................................................
 10.3     -- Stock Purchase Agreement, dated as of May 26, 1997, between DAKA
             International, Parent, Compass Interim, First Chicago Equity Corporation,
             Cross Creek Partners I and the other holders of Series A Preferred Stock of
             DAKA International...........................................................
 10.4     -- Form of the Registrant's 1997 Stock Option and Incentive Plan................
 10.5     -- Form of the Registrant's 1997 Stock Purchase Plan............................
 10.6     -- Form of Indemnification Agreement, by and between the Registrant and directors and officers of DAKA International.................................
 20.1     -- Form of Letter to Stockholders of DAKA International.........................
 21.1     -- List of Subsidiaries of the Registrant.......................................
 23.1     -- Consent of Deloitte & Touche LLP.............................................
 23.2     -- Consent of Arthur Andersen LLP...............................................
 27.1     -- Fnancial Data Schedule.......................................................